Form 40-F
period 2002-12-31
MASONITE INTERNATIONAL CORP
filed 2003-05-15
CIK 893691

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 1-11796

Masonite International Corporation
(Exact name of Registrant as specified in its charter)

Premdor Inc.
(Former name of Registrant)

Ontario (Province or other jurisdiction of incorporation or organization)	2431 (Primary Standard Industrial Classification Code Number)	98-0377314 (I.R.S. Employer Identification No.)

1600 Britannia Road East
Mississauga, Ontario, Canada L4W 1J2
(905) 670-6500
(Address and telephone number of Registrant’s principal executive offices)

Mr. Steve MacIsaac
Masonite Holdings, Inc.
One North Dale Mabry
Tampa, Florida 33609
(813) 877-2726
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	New York Stock Exchange and The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:
[X] Annual information form      [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 51,251,978 Common Shares
Outstanding as at December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ]         No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]         No [   ]

Documents included in this Form:

No.	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2002
2.	Consolidated Audited Financial Statements of the Registrant as at and for the years ended on December 31, 2002 and 2001, including a reconciliation to United States generally accepted accounting principles
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant
4.	Comments by Auditors for United States Readers on Canada-U.S. Reporting Difference

Controls and Procedures

Within the 90 days prior to the filing date of this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Registrant (including its consolidated subsidiaries) required to be included in the Registrant’s periodic Securities and Exchange Commission filings. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

2

DOCUMENT 1

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

May 7, 2003

TABLE OF CONTENTS

ITEM 1 COVER PAGE
ITEM 2 CORPORATE STRUCTURE	1
Subsidiaries and Investments	1
ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS	2
General	2
Nature of the Business	2
Corporate History of the Company	2
Financing History	3
ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS	4
Corporate Strategy	4
Benefits of Vertical Integration	4
Geographic Segment Financial Information	5
Pricing	5
Raw Materials and Manufacturing Process	5
Distribution	6
Seasonality	7
Products	7
Environmental Protection	10
Competition	10
Research and Development	10
Trademarks	10
Employees	11
Properties	12
ITEM 5 SELECTED CONSOLIDATED FINANCIAL INFORMATION	12
Last Five Financial Years	12
Last Eight Quarters	13
Dividend Policy	13
ITEM 6 MANAGEMENT’S DISCUSSION AND ANALYSIS	13
ITEM 7 MARKET FOR SECURITIES	13
Share Purchase Rights	13
ITEM 8 DIRECTORS AND OFFICERS	14
ITEM 9 ADDITIONAL INFORMATION	15
Forward-Looking Statements	16

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

May 7, 2003

     Except where the context otherwise requires, all references in this annual information form (“AIF”) to the “Company” are to Masonite International Corporation and its subsidiaries. In this AIF, references to “$” and “Cdn.$” are to United States and Canadian dollars, respectively, and unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2002.

ITEM 2 CORPORATE STRUCTURE

     The Company was formed by articles of amalgamation under the Business Corporations Act (Ontario) on January 1, 2002 upon the amalgamation of Premdor Inc. and its wholly owned subsidiaries, Masonite International Corporation and Les Portes Centenaires Ltée (the “Amalgamation”). The registered and principal office of the Company is located at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2. The Company’s common shares trade on The Toronto Stock Exchange and the New York Stock Exchange under the symbol MHM.

Subsidiaries and Investments

     The following corporate structure chart illustrates the Company’s material subsidiaries and investments as of May 2003 and identifies their respective jurisdictions of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised by the Company:

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

General

     Masonite International Corporation is one of the world’s largest manufacturers of doors and door components. On January 1, 2002, as a result of the Amalgamation, Premdor Inc. (“Premdor”) changed its name to Masonite International Corporation (“Masonite International”). Masonite International is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 70 facilities in 12 countries in North America, South America, Europe, Asia and Africa and has over twelve thousand employees. The Company sells its products to customers in over 50 countries.

Nature of the Business

     The principal business of the Company is the manufacture of doors, door components and door entry systems for new residential construction, home repair, renovation and remodelling and commercial use. The Company manufactures a broad line of interior doors, including standard residential flush, molded-facing, stile and rail, louvre and specially-ordered commercial and architectural doors. The Company also manufactures door components for internal use and sale to other door manufacturers. It also manufactures exterior residential metal and fiberglass doors and entry systems. These door products are manufactured, merchandised and sold to large distributors, jobbers, home centre chains and wholesale and retail building supply dealers across North America, South America, France, the United Kingdom, Europe and other countries in the Middle East and Asia. Doors, door components and door entry systems accounted for 96% of the Company’s total dollar sales in 2002.

Corporate History of the Company

     The Company commenced business in 1955 in Toronto, Ontario as the purchasing division of a retail lumberyard. It began manufacturing doors in 1961. The Company’s original product was a full line of flush doors. Over time, the Company introduced other wood doors, including louvre, stile and rail, plastic laminate, fire doors and pre-built units.

     From 1975 to 1998, the Company expanded worldwide, initially establishing and acquiring door manufacturers in Canada and then in the United States, the United Kingdom and France. Through this period of growth, the Company increased its sales of interior residential doors and expanded its product line with architectural doors and metal and fibreglass exterior doors and entry systems.

     During 1999, the Company acquired an equity interest in Mif’alay Etz Carmiel Limited of Tel Aviv, Israel; acquired the remaining interest in Portico S.A. not already owned; sold a 50% interest of Premdor Mexico S.A. de C.V. to Terranova Internacional S.A; acquired Batimetal S.A. of Douvres, France; and acquired an additional equity interest in Les Portes Cascades Inc. of St. Hyacinthe, Quebec.

     Also in 1999, following a 10-year vendor-customer relationship, Premdor, International Paper Company and its subsidiary Masonite Corporation (a leading manufacturer of molded door facings) entered into a strategic alliance agreement under which Premdor and Masonite Corporation agreed to work together to increase demand for molded door products, to achieve cost savings and to enhance distribution efficiencies.

     During 2000, the Company acquired Steelwood Entry Systems Inc. of Vaughan, Ontario; specific assets of Atlantic Door Fabrication Services, Inc. of Acton, Massachusetts; and specific assets of Wing Industries of Greenville, Texas. In addition, the Company increased its equity interest in Specialty Building Products Ltd. of Brampton, Ontario to 50%.

Masonite Corporation

     On August 31, 2001, the Company completed the acquisition of Masonite Corporation from International Paper Company for a purchase price including transaction costs of approximately $427 million of which approximately $314 million was paid in cash and the remainder in the form of unsecured subordinated long-term debt. Regulatory approval of the transaction was contingent on the subsequent divestiture by the Company of Masonite Corporation’s facility in Towanda, Pennsylvania. The sale of the Towanda facility was completed in the first quarter of 2002.

     Masonite Corporation is a global leader in engineered wood composite products, with six manufacturing facilities in North America, Europe, Asia and Africa. Masonite’s products include molded door facings, industrial hardboard and softboard for residential and commercial use. Masonite Corporation is the largest manufacturer of molded door facings in the world. Prior to its acquisition, Premdor was Masonite Corporation’s single largest customer.

     Masonite Corporation was founded in 1925 in Laurel, Mississippi by William H. Mason, whose objective was to utilize the vast available quantities of sawmill waste to manufacture a useable end product. Masonite’s first major invention and successful product was hardboard, a conversion of wood fiber mat under intense heat and pressure into thin, dense, tough sheets used in the manufacture of a variety of products for residential and commercial construction, retail and other applications.

     In the early 1970’s, Masonite began production of door facings, also known as door skins. In 1975, Masonite Corporation began the first commercial production of molded door facings. Though not the first company to produce door facings, Masonite Corporation soon became the market leader through advanced technology.

     In 1996, Masonite Corporation’s exploration of scaled production methodologies led to the acquisition of the FormTECTM process, a unique method of manufacturing molded door facings on a “micro-scale” by molding already pressed thin MDF (medium density fiberboard) purchased from third-party suppliers. The advantages of this process are low plant construction and start-up costs and the wide availability and transportability of MDF at an economical cost. Masonite Corporation established its first FormTECTM operation in South Korea in 1999.

Masonite International

     In 2002, the Company purchased the remaining interest in several less than wholly-owned companies, Fibramold S.A. of Chile, Premdor Mexico S.A. de C.V., Megantic Manufacturing Company Inc. and Les Portes Cascade. Subsequent to these acquisitions, Fibramold S.A. changed its name to Masonite Chile S.A. and Premdor Mexico S.A. de C.V. changed its name to Masonite Mexico S.A. de C.V. The Company also made an equity investment in Sacopan, Inc., a molded door facing manufacturing facility in Sacre-Couer, Quebec.

Financing History

     In July 2001, the Company entered into an agreement to issue and sell 7,150,000 common shares for net proceeds of approximately $63 million. In August 2001, the Company entered into a credit agreement with a banking syndicate providing for a $685 million secured credit facility. Proceeds from these financings were used to pay the cash portion of the purchase price of Masonite Corporation, retire then existing senior debt and to provide working capital.

     In July 2002, the Company completed a refinancing of its existing bank facilities. The Company entered into an amended and restated credit agreement. At the closing of the amended and restated credit agreement, $650 million was available to be drawn through a combination of term facilities having varying maturity dates and interest rates. The new bank facilities are secured by fixed and floating charges over substantially all of the Company’s assets. The Company used the proceeds from the refinancing to repay existing indebtedness including the Company’s subordinated long-term debt.

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

Corporate Strategy

     Masonite International’s primary objective is to increase shareholder value by pursuing strategic growth through focusing on one product line — doors — and expanding in all significant markets throughout the world. With manufacturing facilities in twelve countries and sales worldwide, Masonite International has continuously expanded through start-ups and acquisitions. It has increased sales in both domestic and export markets through innovative merchandising and marketing initiatives that emphasize quality, value and service. As demand for building products increases outside North America, Masonite International’s manufacturing, merchandising and sales expertise enable it to become one of the leading door company in the world. As part of this strategy, the Company’s goal was to achieve substantial vertical integration and this has been accomplished to a large extent through the acquisition of Masonite.

Benefits of Vertical Integration

Lower operating costs

     The Company is exploiting further opportunities to increase capacity utilization and reduce manufacturing costs by continuing the integration of the Masonite Corporation and Premdor operations. This is creating cost savings in labour, overhead, materials procurement and logistics while improving customer service. The combination of the Company’s assets creates significant economies of scale with opportunities for improved supply chain management based on purchase volumes and size.

Improved customer service

     The Company has a large range of doors, door components and door entry systems designed for home improvement and construction. Vertical integration has allowed the Company to increase the flexibility and efficiency of its manufacturing operations, increase product diversity and extend its global reach.

Advanced technology

     The acquisition of Masonite Corporation added significantly to the Company’s research and development capabilities. R&D activities are concentrated in the Company’s 141,000 sq. ft. research centre in West Chicago, Illinois. During 2002, the centre employed approximately 70 people engaged in various forms of research and product development.

     Management believes the Company is at the forefront of technological innovation and development in doors, door components and door entry systems and the manufacturing processes involved in making such products. Research and development (“R&D”) is a major competitive advantage for the Company and management intends to capitalize on its leadership through the development of more innovative products.

     As a fully integrated manufacturer, the Company believes that it is well positioned to take advantage of the growing global demand for a variety of molded door facing designs. This capability is particularly important outside North America where newer molded door designs are rapidly replacing traditional wood doors and are proving to be an important competitive advantage. The Company has an internal capability, unique in the industry, to create new molded door facing designs and manufacture its own molds for use in its own facilities. This provides the Company with the ability to develop proprietary designs that enjoy a stronger identity in the marketplace; more flexibility in meeting customer demand; quicker reaction time in the production of new designs or design changes and greater responsiveness to customer needs.

Geographic Segment Financial Information

     The following geographic segmented financial information summarizes the Company’s sales and operating income for each of the years in the three year period ended December 31, 2002 and is derived from the Company’s consolidated financial statements for the year ended December 31, 2002 contained in the 2002 annual report:

	Year Ended December 31
	(dollars in thousands)

	2002	2001	2000

Sales North America	$1,357,508	$1,200,491	$1,088,864
Europe	262,008	221,111	202,911

	$1,619,516	$1,421,602	$1,291,775

Segment Operating Income North America	$165,435	$116,510	$90,862
Europe	27,788	14,709	9,865

	$193,223	$131,219	$100,727

Pricing

     Door prices are influenced primarily by the cost of raw materials, which usually comprise more than 50% of the total cost of the finished product. Principal raw materials are commodity items that are purchased from suppliers located in North America, the Far East, Europe, South America and Africa. In most cases, purchases from those suppliers are priced in U.S. dollars. Fluctuations in the cost of raw materials and currency exchange rates affect all manufacturers of doors.

Raw Materials and Manufacturing Process

     The primary raw materials used in the manufacture of wood doors are cut-stock (lumber cut to the various sizes required for components) and door facings. Cut-stock is purchased primarily from suppliers located on the west coast of North America, the southern United States, Europe, eastern Canada, southern Africa and South America. Plywood door facings are imported principally from the Far East, although certain types of hardwood veneer door facings are sourced in North America. Hardboard door facings are purchased from suppliers in Canada, the United States, South America and Africa. Molded hardboard door facings are produced at the Company’s facilities in the United States, Ireland, Chile and South Korea. The Company also purchases molded door facings from Sacopan Inc. Subject to seasonal fluctuations, the lead time required for shipments of plywood is approximately three months and ranges from two to eight weeks for cut-stock and hardboard (molded and flat).

     The manufacture of wood doors is primarily an assembly operation. Cut-stock is either acquired from suppliers or cut by the door manufacturer. If necessary, the cut-stock is milled into the various dimensions required for different door styles and sizes. The assembly process varies by type of door, from a relatively simple process for flush doors, where the door facings are glued to a wood frame, to more complex procedures for the many pieces of a louvre or stile and rail door. Following assembly, doors are trimmed to their final specifications. Short set-up times, proper production scheduling and co-ordinated material movement are essential to achieve a flexible process capable of producing a wide range of door types, sizes, materials and styles.

     The primary raw materials used in the manufacture of metal and fiberglass doors are steel, fiberglass, polyurethane and cut-stock, which are primarily purchased from suppliers in North America. The lead-time required for shipments of steel and fiberglass is approximately eight to ten weeks.

     The manufacture of insulated metal and fiberglass doors consists primarily of the fabrication of steel sheets embossed into panel or flush door facings and fiberglass door facings which are then assembled onto a wood framing system (or steel framing system in the case of certain steel doors). The doors are then injected with polyurethane insulation.

     The Company’s Door Fabrication Services division (DorFab) purchases interior flush doors, stile and rail and louvre doors, and exterior doors from the Company’s manufacturing plants and provides value added fabrication and logistical services to “big box” retail home centres throughout North America. These value added products include doors which are machined for hinges, passage and lock sets, the incorporation of decorative glass lites (inserts) into exterior doors and the installation of these doors into interior and exterior frames creating complete entry systems.

     Periodically, certain commodity components used in the manufacture of doors rise in price significantly or decrease in availability. The risk associated with rising material prices is that these costs may not be passed on to customers. The risk related to the unavailability of certain raw materials is that the Company’s sales will decline if alternative door products manufactured by the Company are not accepted in the marketplace. The Company manages these risks by developing strategic relationships with suppliers and customers, aggressively searching for substitute components, developing new products and seeking alternative sources of supply.

Distribution

     Generally the major customers of door manufacturers are two-step distributors, one-step distributors, jobbers, home centre chains and wholesale and retail building supply dealers. Retail building supply dealers, lumberyards and home centre chains are the primary merchandisers to the “do-it-yourself” segment of the repair, renovation and remodelling segment. Builders and contractors purchase their door requirements primarily from one-step distributors, lumberyards, home centre chains and wholesale building supply dealers.

     In Canada, the Company sells primarily to a distributor which resells the Company’s products to wholesale and retail building supply dealers, lumber yards, home centre chains and pre-hangers (suppliers of doors to builders on an installed basis), some of which are members of buying groups. In the United States, the Company’s major customers are two-step distributors, one-step distributors and large home centre chains. In Europe, the Company’s customers are home centre chains and large distributors. Door manufacturers in Canada, the United States, France and the United Kingdom rely primarily on a combination of their own sales forces and independent sales agents.

     The Company believes its DorFab division has the geographic coverage necessary to effectively service North America. As the only North American logistic and fabrication provider serving retail home centers with a full line of interior and exterior door products, DorFab is unique in the industry.

Seasonality

     The building products industry in North America is seasonal, particularly in the northeast and midwest regions of the United States and in most regions of Canada. During the winter months in these regions, inclement weather generally reduces building activity, particularly in the new construction market. However, the Company’s expansion into areas of more moderate climate (e.g., the southeast, southern and western part of the United States, France, the United Kingdom and Mexico) and its focus on the repair, renovation and remodelling segment, which is less seasonal than new construction, has helped to smooth this influence on operations. Additional product and geographic diversification following the 2001 acquisition of Masonite Corporation has also positively affected the seasonality of the Company’s results.

Products

     Demand for doors is derived from three principal sources: new residential construction; repair, renovation and remodelling activity; and commercial renovation and construction.

     The Company sells interior and exterior doors, with interior doors accounting for approximately 66% of the total door sales revenue and exterior doors for the balance during 2002. While substantially all interior doors are made with wood and related materials such as hardboard (including molded and flat door facings), the use of wood in exterior doors in North America has declined over the last decade as a result of the introduction of metal and fibreglass doors. The Company’s exterior doors are made primarily of metal or fiberglass. The Company offers an extensive range of interior and exterior doors, which are available in a wide variety of sizes, styles and types.

     The Company has become a leader in merchandising and advertising through point of sale displays, in-store merchandising and training programs, magazine and television advertisements, regional flyer programs and do-it-yourself videos for doors distributed through home centres. In addition, the Company advertises its products at numerous events, including trade shows in Canada, the United States, Europe, Asia and the Middle East. The Company has also developed consumer brochures, including a planning guide and do-it-yourself products to assist the consumer in the purchase and installation of doors, as well as training programs designed to assist home centre sales personnel with product knowledge and sales strategies.

     The Company has launched several new interior residential doors in the past few years: the SAFE ’N SOUND®, the RENOVATOR®, PREMWOOD® and the High Style French Wood stile and rail doors. The SAFE ’N SOUND® series door is a molded facing door with a solid core. The inclusion of the solid core greatly enhances the door’s sound deadening and fire resistance properties when compared to standard hollow core doors. In 1998, the Company developed PREMCOR™, a new core material for SAFE ’N SOUND® doors. The SAFE ’N SOUND® door has the look and feel of a solid wood door at a much lower price. The RENOVATOR® series door is a low priced French door having the look of a higher priced solid wood French door. PREMWOOD® is a door with a simulated mahogany, oak or birch wood grain surface which is designed to be stained or painted and is an alternative to mahogany, oak or birch doors. Since their launch, these products have been enhanced and modified to keep pace with changing consumer preferences. The High Style French Wood stile and rail door is a series of French Doors targeted at the mid and upper priced door market.

     In 1998, the Company launched a pre-painted and pre-stained embossed panel door for use in manufactured housing, new construction, remodelling and emerging market applications. Embossed door facings are made by impressing a pattern on flat medium density fiberboard.

     During 2000, the Company launched several new exterior door products and now offers the widest range of exterior doors available in the industry. These products include a new line of non-textured fiberglass exterior doors marketed as ArTekTM and PREMVU® Series Patio Units.

     In 2001, the Company launched the Masonite® HD High-Definition Steel and PREMVU® Flush-Glazed Steel Door lines. For interior doors, the new Two Panel Roman design Smooth Molded Panel Series Door was introduced. The Company also released Masonite® Wainscot, an easy to install high-definition raised panel wainscot system.

     In 2002, Masonite launched the full-line of OakcraftTM and ArTekTM Flush-Glazed Fiberglass Doors. Oakcraft and ArTek 20 minute fire doors were also launched. For interior doors, the PalazzoTM Series Door with distinct raised moulding combined with unique high-definition panel profiles was released.

     In North America, doors are marketed primarily under the Masonite® brand. Other North American brands include: Premdor®, Johnson, Rigi-Dor®, Castlegate®, Evergreen®, Timbergrain®, OakcraftTM, ArTekTM, PREMVU®, Royal MahoganyTM, Span-RiteTM, Safe ’N Sound®, PremcorTM, CrownTM, Miami, PalazzoTM, BellagioTM, CapriTM, and Mohawk®.

     In Europe, doors are marketed under the Premdor®, EkemTM, FonmartyTM, MagriTM, MonnerieTM, BatimetalTM and Crosby® brands.

     The following is a description of the principal types of doors that the Company manufactures and sells:

Molded Flush	Doors made by sandwiching a wood frame and a hollow or solid core between two molded hardboard facings. These doors are used for closets, bedrooms, bathrooms and hallways.

Flush	Doors made by sandwiching a wood frame and a hollow or solid core between two facings made of plywood or hardboard (flat or embossed). These doors are used for closets, bedrooms, bathrooms and hallways.

Stile and Rail	Doors made from solid wood with vertical stiles, horizontal rails and wood panels, which have been cut, milled and assembled from a single type of lumber such as clear pine, knotty pine, oak and mahogany. Where glass panels are inserted between stiles and rails, the resulting door when used for interior purposes is referred to as a French door. For interior purposes these doors are primarily used for hallways, room dividers, closets and bathrooms. For exterior purposes these doors are used as entry doors and decorative glass inserts (lites) are often inserted into these doors.

Louvre	Doors with sloping horizontal slats that admit light and air. These doors are used for hallways, closets, and cabinets and as interior and exterior decorative shutters.

Bifold	Hinged folding doors (typically flush or louvre doors) used in closets or as room dividers.

Plastic Laminate	Flush doors with a plastic veneer facing, generally for commercial use

Prebuilt	Interior and exterior doors sold together with door frames as units, sometimes referred to as “pre-hung” doors.

Architectural	Doors custom-designed to architectural specifications generally for commercial uses such as in office buildings, hotels, schools and hospitals.

Metal	Exterior doors made by assembling two interlocking steel facings (panelled or flat) or attaching two steel facings to a wood or metal frame and injecting the core with polyurethane insulation.

Fiberglass	Exterior doors made by assembling two fiberglass facings to a wood frame and injecting the core with polyurethane insulation.

Entry Systems	Exterior doors sold together with door frames, with or without side window panels, as units.

     The Company’s sales and marketing efforts have increasingly reflected an international focus. In 1990, door sales outside of North America represented 3% of aggregate door sales. In 2002, door sales outside North America were approximately 20% of the Company’s aggregate door sales. This increase in sales abroad is the result of acquisitions and internal growth. The Company expects that a major portion of the future growth of its door business will be in the United States, Europe, Mexico, the Middle East, South America and Asia.

     According to information available to the Company, housing starts (in thousands) in the Company's major markets were as follows;

Year	United States	Canada	United Kingdom	France

2002	1,705	205	183	280
2001	1,602	163	179	305
2000	1,590	152	176	305

     The Company estimates that in 2002 just under 50% of its door sales were from new construction (both residential and commercial) with the balance from repair, renovation and remodelling.

     The Company does not maintain a significant finished goods inventory but relies heavily upon flexible manufacturing operations together with scalable logistics primarily through the use of common carriers to fill customers’ orders.

     While doors are expected to continue to constitute more than 90% of the Company’s total sales during 2003, the acquisition of Masonite added other profitable products to the Company as described below.

     Molded door facings are thin sheets of molded hardboard produced by grinding or defribrating wood chips, adding resin and other ingredients, creating a thick fibrous mat composed of dry wood fibers and pressing the mat between two steel dies to form a molded sheet, the surface of which may be smooth or may contain a wood grain pattern. Following pressing, molded door facings are trimmed, coated with primer and shipped to door manufacturing plants where they are mounted on frames to produce molded doors. Masonite introduced its original and most popular six-panel design in 1975 and later added a number of new designs, textures and sizes, as well as tall door facings, factory stained door facings and commercial designs.

     The molded door facing industry contains one other large competitor that also manufactures interior and exterior doors and a number of other, smaller manufacturers. The Company produces molded door facings to meet its own requirements and serves as an important supplier to the door industry at large. The Company manufactures molded door facings at its facilities in Mississippi, Ireland, Chile, and South Korea. The Company also purchases molded door facings from Sacopan Inc.

     The Company’s other products include engineered wood composite products including industrial hardboard and softboard and other door components.

Environmental Protection

     The geographic breadth of the Company’s facilities subject it to environmental laws, regulations and guidelines in a number of jurisdictions, including Canada, the United States, the United Kingdom, France, Mexico, Chile, Costa Rica, Israel, South Africa and South Korea. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process and the disposal of wastes.

     The Company’s efforts to ensure environmental compliance include the review of its operations on an ongoing basis utilizing in-house staff and on a selective basis by specialized environmental consultants. Environmental assessments are conducted as part of the Company’s due diligence review prior to the completion of acquisitions.

     Based on recent experience and current projections, environmental protection requirements are not expected to have a material effect on the Company’s business, capital expenditures, operations or financial position.

Competition

     With respect to doors, the Company faces significant competition in North America. Competitors based in Canada include other manufacturers that distribute on a national basis as well as smaller regional manufacturers, which focus on particular products. There is a significantly greater number of competitors based in the United States. Doors are shipped from Canada to the United States and vice versa.

     In Europe, the Company faces significant competition from a number of regionally based competitors.

     Competition in both North America and Europe is vigorous because firms manufacture similar products using similar raw materials and manufacturing methods and there has been excess capacity in the industry.

     With respect to molded door facings, the Company is the largest manufacturer of molded door facings in the world. The rest of the industry is comprised of one other large, integrated door manufacturer and a number of smaller regional manufacturers. Competition in the molded door facing business is based on quality, price, product design, logistics and customer service. The Company believes that there is a substantial opportunity to leverage the equity of the Masonite brand as a supplier to door manufacturers around the world.

Research and Development

     The Company estimates that it spent approximately $6.7 million on research and development during 2002. Research and development activities have resulted in the development of new products, including PREMWOOD®, a pre-painted and pre-stained embossed door facing, a post-formed embossed exterior door facing, PREMCOR™, the Artek™ fiberglass door, the Premvu™ patio systems and flush glazed door panels, and the Palazzo Series door.

Trademarks

     The Company utilizes a number of trademarks and trade names, including Masonite™ and Premdor™, in the marketing of its products in various jurisdictions. The Company considers these trademarks and trade names to be valuable to the conduct of its business as well as the other trademarks and trade names mentioned throughout this AIF.

Employees

     As at December 31, 2002, the Company employed approximately 12,000 employees of which an estimated 3,149 were covered by collective bargaining agreements. The employees covered by collective bargaining agreements are situated at the Company’s operations as follows:

	Number	Collective Agreement
Facility	of Employees	Expiration Date

Canada:
Bethierville, Quebec	159	2005
Lac-Megantic, Quebec	212	2006
Lac-Megantic, Quebec	260	2007
Mississauga, Ontario	229	2004
Mississauga, Ontario	52	2006
Montreal-Nord, Quebec	42	2004
New Westminster, British Columbia	79	2004
St. Romuald, Quebec	77	2005
St-Hyachinthe, Quebec	166	2007
Vaughan, Ontario	47	2005

United States:
Mobile, Alabama	59	2007
Richmond, Indiana	96	2004
South Bend, Indiana	71	2004
Laurel, Mississippi	531	2005
Toledo, Ohio	67	2005
Vandalia, Ohio	53	2003

Europe:(1)
Barnsley, England	229	n/a
Bridgwater, England	46	n/a
Hedingham, England	73	n/a
Middlesbrough, England	9	n/a
Bordeaux, France	78	n/a
Douvres, France	15	n/a
Orange, France	6	n/a

Africa:
South Africa	493	2003

Note:

(1)	Employees in many European countries participate in industry-wide unions with centralized bargaining. Local issues are, however, typically negotiated separately.

     The collective agreements that expire in 2003 are expected to be renewed in the normal course of business.

     Reference is made to information contained under the headings “Business Risks and Uncertainties” of Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 21 through 28 of the Company’s 2002 annual report, which is incorporated herein by reference.

Properties

     The Company’s principal properties are located in the following countries and comprise a mix of leased and owned properties. The majority of the Company’s manufacturing locations are owned and distribution facilities are principally leased locations.

	Locations	Approximate square footage

Canada	30	2,030,000
Chile	1	215,000
Costa Rica	3	262,000
England	8	1,024,000
France	8	965,000
Ireland	4	655,000
Korea	1	75,000
Mexico	1	157,000
South Africa	10	880,000
United States	81	9,191,000
All other	3	3,500

ITEM 5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Last Five Financial Years

	Year ended December 31
	(thousands of dollars, except per share amounts)

	2002(1)	2001(2)	2000	1999	1998

Statement of Operations Data
Sales	$1,619,516	$1,421,602	$1,291,775	$1,139,804	952,425
Net income	89,543	39,460	37,571	43,783	30,792
Net income per share(3)
Basic	1.70	0.84	0.86	1.02	0.80
Diluted	1.65	0.84	0.85	1.00	0.78
Balance Sheet Data (at end of period)
Total assets	1,462,791	1,442,286	830,506	713,548	578,157
Long term debt	498,000	591,419	291,787	194,114	189,156
Shareholders’ equity	552,441	405,222	319,828	305,225	262,421

Notes:

(1)	Net income includes net gain on refinancing of $3.0 million.

(2)	Net income includes debt extinguishment costs of $17.4 million.

(3)	Based on the weighted average number of common shares of the Company outstanding during the period.

Last Eight Quarters

	Three months ended
	(thousands of dollars, except per share amounts)

	March 31		June 30		September 30		December 31

	2002	2001	2002	2001	2002(2)	2001(3)	2002	2001

Sales	$380,571	$320,079	$415,457	$360,585	$427,680	$362,933	$395,808	$378,005
Net income	16,112	8,660	22,046	13,098	29,176	3,849	22,209	13,853
Net income per share(1)(4)
Basic	0.31	0.20	0.42	0.30	0.55	0.08	0.42	0.27
Diluted	0.30	0.20	0.41	0.30	0.53	0.08	0.40	0.27

Notes:

(1)	Based on the weighted average number of common shares of the Company outstanding during the period.

(2)	Net income for 2002 includes net gain on refinancing of $3.0 million.

(3)	Net income for 2003 includes debt extinguishment costs of $17.4 million.

(4)	The sum of basic and diluted earnings per share for the four quarters ended December 31 may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

Dividend Policy

     The Company does not currently pay dividends on its common shares. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements, the financial condition of the Company and other relevant factors including restrictions contained in the Company’s banking facilities.

ITEM 6 MANAGEMENT’S DISCUSSION AND ANALYSIS

     Reference is made to Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 9 through 28 of the Company’s 2002 annual report, which is incorporated herein by reference.

ITEM 7 MARKET FOR SECURITIES

     The Company’s common shares are listed on The Toronto Stock Exchange and on the New York Stock Exchange under the symbol “MHM”.

Share Purchase Rights

     The following is a summary of, and is qualified in its entirety by reference to the Shareholder Rights Plan Agreement (“Rights Plan”) dated May 2, 1995, as amended and restated as of June 7, 1995 and March 27, 2000, between the Company and Computershare Trust Company of Canada.

     The board of directors of the Company has adopted a shareholder rights plan to encourage fair treatment of all of the Company’s shareholders in the event of a takeover bid. The Rights Plan results in one Share Right being issued for each outstanding common share. Under specific circumstances relating to a takeover bid, each Share Right entitles the holder (other than the person making the takeover bid) to acquire common shares at a price below market value. The Share Rights expired at the conclusion of the Company’s 2003 annual meeting of shareholders.

ITEM 8 DIRECTORS AND OFFICERS

     The following table and associated notes set forth as at the date hereof the name of each director and executive officer of the Company and certain senior managers of the Company, their municipalities of residence, their respective principal occupations and, where applicable, their membership on an executive committee of the Board of Directors. In addition, it indicates the period during which each director has served as a director of the Company or its predecessor and when each director’s term of office expires. As a group, based on information provided to the Company by each director, executive officer, and senior manager listed below, all directors, executive officers and the senior managers of the Company listed below beneficially owned, directly or indirectly, or exercised control or direction over 2,182,318 common shares of the Company as at April 30, 2002, representing approximately 4% of the outstanding common shares. The terms of office of all of the directors of the Company expire at the termination of the next annual meeting of shareholders or until their successor is elected or appointed.

	Period during which a director of	Present principal occupation (including
	the Company or its predecessor, as	all positions currently held with the
Name and municipality of residence	applicable	Company)(4)

HOWARD L. BECK, Q.C.(1)(2)(3) Toronto, Ontario	Since April 24, 1990	Corporate Director

JOHN J. BERTON(1) Toronto, Ontario	Since May 13, 1991	President, Starlaw Holdings Limited (private investment company)

JOHN M. CASSADAY(1) Toronto, Ontario	Since August 3, 1993	President and Chief Executive Officer, Corus Entertainment Inc.

PETER A. CROSSGROVE(2)(3) Toronto, Ontario	Since October 27, 1989	Chairman of Board, Corporate Director

FREDRIK S. EATON, O.C., O. Ont.(3) Toronto, Ontario	Since August 10, 1994	Chairman, White Raven Capital Corp. (holding company)

ALAN R. McFARLAND(2) New York, New York	Since March 24, 1994	Managing Member, McFarland Dewey & Co., LLC (investment bank)

PHILIP S. ORSINO Toronto, Ontario	Since October 27, 1989	President and Chief Executive Officer

JOSEPH L. ROTMAN(1) Toronto, Ontario	Since May 27, 1994	Chairman and CEO, Roy-L Capital Corporation (private family investment company)

SAUL M. SPEARS(3) Toronto, Ontario	Since December 17, 1979	Corporate Director

PAUL A. BERNARDS Toronto, Ontario		Vice President and Corporate Controller

BRENDA L. BROGDEN(5) Terra Cotta, Ontario		Director, Administration

WILFRED A. CURTIS Toronto, Ontario		Vice President, Risk Management

JAMES U. MORRISON Tampa, Florida		Executive Vice President

LAWRENCE P. REPAR Mississauga, Ontario		Executive Vice President and Managing Director of Sales & Marketing

LEO E. SERIO Oakville, Ontario		Vice President, Sourcing and Procurement

	Period during which a director of	Present principal occupation (including
	the Company or its predecessor, as	all positions currently held with the
Name and municipality of residence	applicable	Company)(4)

ROBERT V. TUBBESING Toronto, Ontario		Vice President and Chief Financial Officer

HARLEY ULSTER Toronto, Ontario		Executive Vice President, General Counsel and Corporate Secretary

CHRISTOHER A. VIROSTEK(5) Mississauga, Ontario		Controller, Financial Reporting

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Human Resource and Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Information provided with respect to the principal occupation of each director is based on information furnished to the Company by such director. All of the above directors and executive officers have held their present principal occupations or executive positions with the same or associated firms for the past five years, except as indicated below.

(5)	Senior manager.

Paul A. Bernards	Prior to May 2000, Corporate Controller;
Brenda L. Brogden	Prior to May 2003, Director of Corporate Accounting;
James U. Morrison	Prior to September 2001, Executive Vice President and General Manager, Building and Industrial Products, Masonite Corporation;
Christopher A. Virostek	Prior to May 2003, Financial Controller and prior to March 2002, Audit manager in public accounting practice

     One director of the Company, Mr. J.L. Rotman, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998.

ITEM 9 ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular dated March 21, 2003 with respect to the annual and special meeting of shareholders held on May 2, 2003. Additional financial information is provided in the Company’s consolidated financial statements for the year ended December 31, 2002, together with the accompanying report of the auditor.

     The Company will provide to any person, upon request to Investor Relations, 1600 Britannia Road East, Mississauga, Ontario L4W 1J2, any of the following documents:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;

(ii)	one copy of the Company’s consolidated financial statements for the most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the Company’s Management Information Circular with respect to its most recent annual meeting of shareholders; and

(iv)	one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Alternatively, each of these documents may be obtained free of charge from the Company’s web site at www.masonite.com.

Forward-Looking Statements

     This Annual Information Form contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Annual Information Form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.

DOCUMENT 2

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2002 and 2001 (In thousands of United States dollars, except earnings per share)

	2002	2001

Sales	$1,619,516	$1,421,602
Cost of sales	1,254,208	1,154,927

	365,308	266,675
Selling, general and administration expenses	155,072	123,218

Income before the undernoted	210,236	143,457
Depreciation and amortization	44,855	35,403
Interest	43,767	32,456
(Gain) loss on refinancing, net (note 7(a))	(2,990)	17,370
Other (income) expense	(557)	517

Income before income taxes and non-controlling interest	125,161	57,711
Income taxes (note 13)	27,951	12,933
Non-controlling interest	7,667	5,318

Net income	$89,543	$39,460

Earnings per share (note 15):
Basic	$1.70	$0.84
Diluted	$1.65	$0.84

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31, 2002 and 2001 (In thousands of United States dollars)

	2002	2001

Retained earnings, beginning of year	$206,311	$166,851
Net income	89,543	39,460

Retained earnings, end of year	$295,854	$206,311

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001 (In thousands of United States dollars)

	2002	2001

Assets
Current assets:
Cash	$47,644	$40,611
Accounts receivable	197,927	201,765
Inventories (note 3)	293,878	256,689
Income taxes recoverable	—	2,138
Prepaid expenses	11,289	12,055
Current future income taxes (note 13)	32,768	20,479
Assets held for sale (note 2)	—	94,305

	583,506	628,042
Property, plant and equipment (note 4)	711,601	614,216
Goodwill	124,001	117,407
Other assets (note 5)	36,569	79,815
Long-term future income taxes (note 13)	7,114	2,806

	$1,462,791	$1,442,286

	2002	2001

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 6)	$3,830	$105,377
Accounts payable and accrued liabilities	241,292	217,814
Income taxes payable	4,671	—
Current portion of long-term debt (note 7(a))	35,582	16,177

	285,375	339,368
Long-term debt (note 7(a))	498,000	473,703
Subordinated long-term debt (note 7(b))	—	117,716
Long-term future income taxes (note 13)	98,744	78,152
Non-controlling interest	28,231	28,125
Shareholders’ equity:
Share capital (note 8)	257,325	236,262
Retained earnings	295,854	206,311
Cumulative translation adjustments (note 10)	(738)	(37,351)

	552,441	405,222
Commitments (note 11)
Contingencies (note 12)

	$1,462,791	$1,442,286

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Peter A. Crossgrove	/s/ Philip S. Orsino

Peter A. Crossgrove Director	Philip S. Orsino Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001. (In thousands of United States dollars)

	2002	2001

Cash provided by (used in):
Operating activities:
Net income	$89,543	$39,460
Items not involving cash:
Depreciation and amortization	44,855	35,403
Accretion of interest (note 7(b))	7,840	4,255
Gain on refinancing, net	(2,990)	—
(Gain) loss on disposal of property, plant, and equipment	(458)	166
Equity from investments, net	(557)	517
Future income taxes	12,044	12,291
Non-controlling interest	7,667	5,318

	157,944	97,410

Cash provided by (reinvested in) working capital:
Accounts receivable	11,538	(2,745)
Inventories	(30,967)	10,406
Income taxes	7,551	(20,921)
Prepaid expenses	877	(2,952)
Accounts payable and accrued liabilities	5,397	(6,874)

	152,340	74,324

Financing activities:
Increase (decrease) in bank and other indebtedness	(101,547)	87,890
Proceeds from issuance of common shares	10,082	63,700
Proceeds from issuance of long-term debt	550,000	485,000
Repayment of long-term debt	(636,462)	(300,381)

	(177,927)	336,209

Investing activities:
Proceeds from sale of assets	103,095	572
Additions to property, plant and equipment	(43,503)	(30,538)
Acquisitions (note 2)	(15,991)	(313,874)
Other investing activities	(21,924)	(23,399)

	21,677	(367,239)

Net foreign currency translation adjustment	10,943	(6,561)

Increase in cash	7,033	36,733
Cash, beginning of year	40,611	3,878

Cash, end of year	$47,644	$40,611

Supplemental cash flow information (note 14)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

On January 1, 2002, Premdor Inc. changed its name to Masonite International Corporation (the “Company”). Its primary business activity is the manufacture and sale of doors, door components and door entry systems.

1. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, as disclosed in note 17. A summary of the significant accounting principles adopted by the Company is as follows:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

(b)	Cash:

Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

(c)	Inventories:

Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(d)	Investments:

Long-term investments over which the Company has significant influence are recorded on the equity basis. The investments include the Company’s share of undistributed earnings since acquisition and are reduced by the Company’s share of dividends paid. Equity income is included in other income on the consolidated statements of income.

(e)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Depreciation is provided on the carrying values of buildings and equipment by the straight-line method based on the estimated useful lives as follows:

Buildings	20 - 40 years
Machinery and equipment	5 - 25 years

Improvements and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. When assets are retired or otherwise disposed of, their carrying values and accumulated depreciation are removed from the accounts.

Effective January 1, 2002, the Company adopted on a prospective basis new guidance relating to long-lived asset impairment measurement and standards for the recognition, measurement and disclosure of the impairment of long-lived assets held and used. The new standard requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

1. Significant accounting policies: (continued)

Specified criteria must be met for classifying an asset as held-for-sale. In addition, assets classified as held-for-sale which must be measured at the lower of their carrying amounts or fair value, less costs to sell. The adoption of this new guidance had no impact on the Company in fiscal 2002, other than certain reclassifications of assets held for sale to property, plant and equipment (note 2).

(f)	Goodwill:

The Company uses the purchase method of accounting for all business combinations. Goodwill acquired in business combinations completed after June 30, 2001 is not amortized. Prior to that date, goodwill was amortized to income over a period of 7 to 40 years. The Company evaluates all business combinations for intangible assets that should be recognized and reported apart from goodwill. Shares issued in business combinations are measured using an average share price for a reasonable period before and after the date the terms of the acquisition are agreed and announced.

Effective January 1, 2002, the Company has applied the above standards to all business combinations completed prior to June 30, 2001. No adjustment to the carrying value of goodwill was required as a result of a transitional goodwill impairment test conducted January 1, 2002 and no reclassification from goodwill to intangibles was required on that date.

The Company evaluates the recoverability of the carrying value of goodwill annually or when changes in circumstances indicate the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of the goodwill.

If this new standard had been applied January 1, 2001 the elimination of the amortization of goodwill would have increased net income by $0.07 per share, basic and diluted to $42,656 ($0.91 per share, basic and diluted). Accumulated amortization of goodwill as of December 31, 2001 was $12,382.

The Company has completed the annual impairment test for its reporting units and has determined that there is no impairment of goodwill.

(g)	Deferred Charges:

Deferred charges primarily represent deferred financing costs and are amortized over the term of the loan.

(h)	Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(i)	Employee future benefits:

With the acquisition in 2001 described in note 2, the Company assumed a defined benefit pension plan and other employee post-retirement benefits covering certain employees.

Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management’s best estimates of the pension plans’ expected investment yields, wage and salary escalation, mortality of members, terminations and the ages at which members will retire. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service lives of the members. The average remaining service life of the members is 13 years for the pension plan and 14 years for the other employee post retirement benefits plan.

Assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The difference between pension cost, determined on an accounting basis, and the funding of pension costs, as required by regulatory authorities, gives rise to a timing difference in the recognition of pension expense, which appears on the consolidated balance sheets as deferred pension asset. (Note 5)

The Company is responsible for continuing to provide health care and life insurance benefits for certain retired employees. The amount of the accumulated post-retirement benefits obligation has been actuarially determined and benefit costs are charged against the obligation as incurred.

(j)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares are calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

(k)	Currency translation:

The accounts of certain self-sustaining foreign operations of the Company are maintained in functional currencies other than the U.S. dollar. Assets and liabilities have been translated into U.S. dollars at exchange rates prevailing at the end of the year and results of operations at the average exchange rates for the year. Unrealized exchange gains and losses arising on the translation of the financial statements of the Company’s non-U.S dollar functional currency operations are accumulated in the cumulative translation adjustments account in shareholders’ equity.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets as well as determination of impairment thereon, and recoverability of future income tax assets. Actual results could differ from those estimates.

(m)	Financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(i)	Fair values:

The carrying values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair values because of the near-term nature of these instruments.

The carrying values of interest-bearing amounts, including long-term debt, approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

Other financial instruments held or issued by the Company include other current and long-term receivables. The Company does not have plans to sell these financial instruments to third parties and will realize or settle them in the ordinary course of business. No quoted market prices exist for these instruments because they are not traded in an active and liquid market. Accordingly, the fair values of these amounts are not readily determinable.

(ii)	Credit risk:

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.

Credit risk exists in the Company’s interest rate swap agreement in the event of non-performance by the counterparty; however, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

(iii)	Financial instruments:

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward exchange contracts. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. Forward foreign exchange contracts are used to hedge anticipated sales and purchases in foreign currencies. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At year-end, the unrealized gain or loss associated with these financial instruments has not been reflected in the consolidated financial statements. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred and amortized over the original contractual life of the hedging item.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. At December 31, 2002, unrealized gains totalled $1,501 (2001 — $nil) and unrealized losses totalled $489 (2001 — $2,190). At year end, the Company had forward contracts in place to sell UK pound sterling in the amount of £4,800 in exchange for U.S. dollars over a period of 12 months at an average exchange rate of $1.5271; £2,400 in exchange for Canadian dollars over a period of 12 months at an average exchange rate of $2.437; and £9,600 in exchange for euros over a period of 6 months at an average exchange rate of €1.5503. In addition, the Company had forward contracts in place to sell U.S. dollars in exchange for Canadian dollars in the amount of U.S. $72,414 over a period of 16 months at an average exchange rate of $1.5765.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

(n)	Stock-based compensation:

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method. The Company had no such instruments issued or outstanding during the year. The Company accounts for stock options that are settled by the issuance of common shares as capital transactions and no compensation cost is recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. Proforma compensation cost under the fair value method is amortized over the vesting period.

(o)	Revenue recognition:

The Company recognizes revenue when the earnings process is complete, which occurs upon title transfer.

(p)	Recently issued accounting standards:

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG 13”). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. By January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company intends that all current hedging relationships will be documented in order to meet the new hedging criteria.

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (“AcG 14”). AcG 14 requires that a guarantor disclose significant information about certain types of guarantees. Disclosures include the nature of the guarantee, the approximate term of the guarantee, how the guarantee arose, the events or circumstances that would require the guarantor to perform under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. The Company does not anticipate that this new guideline will have a significant impact on its accounting or disclosure.

2.	Acquisitions:

The following is a summary of acquisitions in 2002 and 2001:

	2002	2001

Current assets, less cash of $677 (2001 - $2,129)	$8,894	$55,466
Property, plant and equipment	53,274	302,360
Other assets	479	5,084
Current assets held for sale	—	94,305
Long-term assets held for sale	—	23,237
Goodwill	2,683	78,322
Current liabilities assumed	(3,706)	(82,750)
Long-term debt assumed	(25,040)	—
Future income taxes	8,581	(44,912)

	45,165	431,112
Non-controlling interest	8,681	(3,777)
Cost of original equity investment	(27,995)	—

	$25,851	$427,335

Consideration:
Cash	$15,991	$313,874
Common shares	9,060	—
Note payable	800	—
Subordinated long-term debt (note 7(b))	—	113,461

	$25,851	$427,335

During 2002, the Company purchased the remaining interest in four less than wholly owned companies and acquired the shares of one company. Consideration for these acquisitions was paid in a combination of cash, common shares of the Company and a note payable. Companies previously accounted for on the equity basis were consolidated following the date of the acquisition of the remaining interest.

The note payable issued as consideration bears interest at prime and is due July 31, 2003.

On August 31, 2001, the Company purchased the shares and certain assets of the Masonite Corporation (“Masonite”) business, a manufacturer of composite wood products, from International Paper Company for an aggregate purchase price of $427,335. The operating results of the Masonite acquisition have been included in the Company’s consolidated financial statements since September 1, 2001.

As part of negotiating the acquisition, the Company reached an agreement with the Department of Justice in the United States to divest of the Masonite Towanda facility (“Towanda”) located in Towanda, Pennsylvania, which manufactures composite wood products. The Towanda location was carried as an asset held for sale until the divestiture in March 2002. The estimated realizable value of the assets and the net earnings attributable to Towanda were recorded as part of the Masonite purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

2.	Acquisitions: (continued)

In 2002, items previously classified as assets held for sale totalling $22,948, were reclassified to property, plant and equipment at their carrying value net of related depreciation. One facility will be retained and the company intends to invest capital to use it. The Company is continuing to pursue a strategy to sell one other facility but is uncertain as to the closing date.

The total goodwill of $2,683, (2001 — 78,322), is related to the North American segment and is not expected to be deductible for income tax purposes. None of this goodwill was amortized.

3.	Inventories:

	2002	2001

Raw materials	$176,940	$153,159
Finished goods	116,938	103,530

	$293,878	$256,689

4.	Property, plant and equipment:

	2002

		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$46,200	$—	$46,200
Buildings	202,455	28,777	173,678
Machinery and equipment	633,027	141,304	491,723

	$881,682	$170,081	$711,601

	2001

		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$34,433	$—	$34,433
Buildings	177,921	20,971	156,950
Machinery and equipment	531,241	108,408	422,833

	$743,595	$129,379	$614,216

5.	Other assets:

	2002	2001

Deferred charges, less accumulated amortization of $702 (2001 - $3,368)	$9,822	$21,097
Equity investments	13,551	27,462
Long-term receivables	9,942	4,876
Deferred pension asset (note 9(a))	3,254	3,143
Assets held for sale (note 2)	—	23,237

	$36,569	$79,815

The long-term receivable includes loans of $nil (2001 - $1,376) to six senior executives to enable them to purchase stock of the Company. These loans were repaid in February 2003 and are included in accounts receivable at December 2002. Long-term receivables also includes $7,442 receivable over the next five years pursuant to a royalty agreement and a $2,500 non-interest bearing receivable due in 2005.

During 2002, the Company made an equity investment in a door component manufacturing entity for consideration of $9,600.

6.	Bank indebtedness:

	2002	2001

Bank indebtedness	$3,830	$5,377
Long-term revolving bank loan (note 7(a))	—	100,000

	$3,830	$105,377

Certain of the Company’s subsidiaries have credit facilities with local lenders. These facilities are secured by a fixed and floating charge over the assets of the respective subsidiaries and are non-recourse to the parent company. The Bank term loan was repaid in March 2002.

7.	Long-term debt:

(a)  Long-term debt:

	2002	2001

Bank term loan, bearing interest at LIBOR plus 2.5% (2001 - 3.0%), due August 31, 2006	$68,798	$135,000
Bank term loan, bearing interest at LIBOR plus 2.75% (2001 - 3.5%), due August 31, 2008	435,156	349,125
$100 million long-term revolving bank loan, bearing interest at LIBOR plus 2.5% (2001 - 3.0%)	—	—
Bank term loan, bearing interest at LIBOR plus 3.5%, due June 28, 2007	25,000	—
Other loans, at various interest rates and maturities	4,628	5,755

	533,582	489,880
Less current portion	35,582	16,177

	$498,000	$473,703

The aggregate amount of principal repayments required in each of the next five years is as follows:

2003	$35,582
2004	35,536
2005	29,283
2006	10,141
2007	114,444

Interest on long-term debt for the year ended December 31, 2002 was $34,553 (2001 — $21,293).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

7.	Long-term debt: (continued)

The Company has entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. At December 31, 2002, a total of $318,750 (2001 — $250,000) of floating rate debt has been converted into fixed rate debt at a weighted average interest rate of 7.5% (2001 — 8.71%). These agreements mature at various dates through 2006. At December 31, 2002, these agreements had a fair value of $293,959.

In July of 2002, the Company undertook a refinancing of its existing bank facilities. The Company entered into an amended and restated credit agreement that constituted a settlement of the previous bank facilities. As a result, the company wrote off financing costs of $17,566.

At the closing of the amended and restated bank agreement, $650,000 was available to be drawn through a combination of term facilities having varying maturity dates and interest rates. The maximum to be drawn under the long-term revolving bank term loan tranche totals $100,000. The loan carries an interest rate of LIBOR plus 2.50% and is due August 2006. The maximum to be drawn under the amended and restated bank term loans was $550,000. Additional repayment of bank term loans may be required depending on the generation of excess cash flow as defined in the credit agreement. The new bank facilities are secured by fixed and floating charges over substantially all of the Company’s assets.

The Company used the proceeds from the refinancing to repay existing indebtedness including the Subordinated long-term debt. On the date of settlement, the Subordinated-long term debt had a carrying amount of $125,556, was retired for $105,000 and resulted in a gain on settlement of $20,556.

In conjunction with the purchase of Masonite in 2001, the Company undertook a refinancing of the senior notes and existing revolving credit facility. The senior notes were repaid in October 2001 utilizing term facility borrowings. As the senior notes and revolving credit facility were settled prior to their maturity dates, the Company incurred debt extinguishment costs totalling $17,370.

(b)  Subordinated long-term debt:

The subordinated long-term debt arose on the purchase of Masonite. The debt carried interest at an annual rate of 11.25%. The subordinated long term debt was repaid from the proceeds of the amended and restated credit facility as described above.

8.	Share capital:

	2002	2001

Authorized:
Unlimited first preference shares, issuable in series and non-voting with rights, privileges and restrictions to be fixed by the directors
Unlimited common shares
Issued:
53,409,349 common shares (2001 - 51,251,978)	$257,325	$236,262

8.	Share capital: (continued)

The Company provides a stock option plan to allow management and key employees to purchase shares of the Company. At December 31, 2002, options to purchase 3,657,200 common shares (2001 — 4,310,500) at an average option price of $9.30 (2001 - $7.87) per share were outstanding. The term of each option is 10 years and the vesting period is three years. The exercise price for options is the closing share price of the Company on The Toronto Stock Exchange on the day prior to the grant date. The options have expiry dates through 2012. The number of options exercisable at December 31, 2002 was 3,233,425 (2001 - 4,115,433) at an average price of $8.67 (2001 — $7.87). During the year, 632,500 options (2001 — 200,000) were granted at an average exercise price of $14.11 (2001 — $8.37) per share and 77,000 (2001 — 13,000) options were forfeited at an average exercise price of $9.09 (2001 — $10.15). A total of 1,208,800 common shares (2001 — 148,500) were exercised under the option plan at an average price of $6.96 (2001 — $3.66) per share for proceeds of $8,412 (2001 — $543). Compensation expense related to stock options for 2002 was $nil (2001 — $nil).

Warrants for 200,000 common shares with a price of $8.35 per share were exercised during the year (2001-nil) for proceeds of $1,670. There were nil (2001 — 200,000) warrants outstanding at December 31, 2002.

Information with respect to outstanding options is as follows:

Options outstanding				Options exercisable

		Average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractural	exercise	Number	exercise
price	outstanding	life (years)	price	exercisable	price

$5.26-$7.25	1,037,700	2.06	$6.53	1,037,700	$6.53
8.03- 10.49	1,987,000	4.25	9.21	1,987,000	9.21
14.11	632,500	9.14	14.11	208,725	14.11

	3,657,200			3,233,425

During 2002, the Company issued 623,571 common shares with an ascribed value of $9,060 in connection with the acquisitions described in note 2. An additional 125,000 shares with an ascribed value of $1,921 were issued in connection with a previous acquisition, which has been included in goodwill.

During 2001, the Company issued 7,150,000 common shares for net proceeds of $63,157, including future income taxes of $1,215.

During 2002, the Company granted 632,500 options that call for settlement by the issuance of common shares. The weighted-average grant date fair value of the options issued was $6.42. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income for the year would have been reduced by approximately $1,700 to $87,843, or $0.03 per share to $1.67 basic and $1.62 diluted. The weighted average grant date fair value of these options has been estimated using the Black Scholes model for pricing options assuming weighted average expected dividend yields of 0.0% annually, weighted average risk free interest rate of 5.3%, weighted average expected common stock price volatility of 32% and a weighted average expected option life of 7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

8.	Share capital (continued)

The Board of Directors (the “Board”) of the Company has adopted a shareholder rights plan (the “Plan) to encourage fair treatment of all the Company’s shareholders in the event of a takeover bid. The Plan results in one Share Right being issued for each outstanding common share. Under specific circumstances relating to a takeover bid, each Share Right entitles the holder thereof (other than the person making the takeover bid) to acquire common shares for each outstanding Share Right exercisable at a price below market value. If unused, the Share Rights expire at the conclusion of the Company’s 2003 annual shareholder meeting.

9.	Employee benefit plans:

(a)  Pension benefits

Certain of the Company’s subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company’s defined benefit plans is as follows:

	2002	2001

Fair value of plan assets, beginning of year	$48,780	$—
Fair value of plan assets acquired on acquisition	—	47,668
Actual return on plan assets	8,383	1,112

Fair value of plan assets, end of year	$57,163	$48,780

Accrued benefit obligation, beginning of year	$45,637	$—
Accrued benefit obligation, arising at date of acquisition		43,946
Current service cost	1,623	630
Interest cost	3,528	1,061
Actuarial loss	2,781	—
Plan amendments	1,777	—
Curtailments	(4,832)	—

Accrued benefit obligation, end of year	$50,514	$45,637

Plan funded status:
Surplus, end of year	$6,649	$3,143
Unrecognized prior service cost	1,193	—
Unrecognized net (gain)	(4,588)	—

Pension asset, end of year	$3,254	$3,143

Pension expense:
Current service cost	$1,623	$630
Interest cost	3,528	1,061
Expected return on plan assets	(3,655)	(1,112)
Net amortization of prior service cost and curtailments	(1,616)	—

Net pension expense	$(120)	$579

9.	Employee benefit plans: (continued)

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2002	2001

Discount rate	6.75%	7.25%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	4.50%	4.50%

(b) Post-retirement benefits

Certain of the Company’s subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company’s post-retirement benefit plans is as follows:

	2002	2001

Accrued benefit obligation, beginning of year	$3,476	$—
Accrued benefit obligation, arising at date of acquisition	—	3,270
Current service cost	429	127
Interest cost	283	79
Actuarial loss	907	—

Accrued benefit obligations, end of year	$5,095	$3,476

Plan funded status:
Deficit, end of year	$(5,095)	$(3,476)
Unrecognized net loss	904	—

Accrued benefit liability, end of year	$(4,191)	$(3,476)

Accrued benefit liabilities are included in accounts payable and accrued liabilities.

Other future employee benefits expense:
Current service cost	$429	$126
Interest cost	283	79
Amortization of net loss	2	—

Other future employee benefits expense	$714	$205

The discount rate used in measuring the Company’s accrued benefit obligation is 6.75% (2001 — 7.25%). A 5.25% annual rate of increase in the per capita cost of covered health care was assumed for 2002. The rate was assumed to decrease over a one year period to an ultimate annual rate of 5.00%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

10.	Cumulative translation adjustments:

This account represents the cumulative unrealized foreign currency translation gain (loss) on the Company’s net investment in self-sustaining foreign operations. Changes during the year are as follows:

	2002	2001

Balance, beginning of year	$(37,351)	$(19,585)
Unrealized gain (loss) on translation of net investments	36,613	(17,766)

Balance, end of year	$(738)	$(37,351)

11.	Commitments:

Future minimum payments, by year, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

2003	$13,408
2004	9,385
2005	5,623
2006	3,610
2007	3,334
Thereafter	9,836

$45,196

12.	Contingencies:

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

13.	Income taxes:

	2002	2001

Current	$15,907	$25,224
Future	12,044	(12,291)

	$27,951	$12,933

The effective rates of income taxes provided in the consolidated statements of income vary from the combined Canadian federal and provincial statutory income tax rates as follows:

	2002		2001

		% of		% of
		pre-tax		pre-tax
	Amount	income	Amount	income

Income tax computed at statutory income tax rate	$47,186	37.7	$24,066	41.7
Reduction in rate of tax due to income earned in foreign jurisdictions	(14,899)	(11.9)	(8,755)	(15.1)
Reduction for manufacturing and processing	(715)	(0.6)	(2,402)	(4.2)
Change in valuation allowance	(974)	(0.8)	(644)	(1.1)
Gain (loss) on refinancing, net	(2,500)	(2.0)	643	1.1
Other	(147)	(0.1)	25	(0.0)

	$27,951	22.3	$12,933	22.4

The tax effects of temporary differences that give rise to significant portions of the future tax liability are as presented below:

	2002	2001

Future tax assets:
Loss carry forwards	$31,779	$24,392
Intangibles	9,076	3,582
Expenses not currently deductible for tax purposes	31,526	19,695
Other	—	18

	72,381	47,687
Valuation allowance	(6,957)	(7,904)

	65,424	39,783
Future tax liabilities:
Plant and equipment	(105,572)	(93,075)
Other	(18,714)	(1,575)

	(124,286)	(94,650)

Net future tax liability	$(58,862)	$(54,867)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

14.	Supplemental cash flow information:

	2002	2001

Interest paid	$33,342	$27,752
Income taxes paid	14,215	20,068
Income tax refunds	5,300	—
Common shares issued in connection with business combinations	10,981	—
Notes issued in connection with business combinations	800	113,461

15.	Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2002	2001

Net income	$89,543	$39,460
Weighted average number of common shares outstanding:
Basic	52,628,000	46,807,000
Effect of share options and warrants	1,694,000	261,000

Diluted	54,322,000	47,068,000

Earnings per share:
Basic	$1.70	$0.84
Diluted	1.65	0.84

In 2002, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the reporting year. In 2001, 2,780,000 share options and warrants at prices in excess of $7.18 per share were outstanding, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the reporting year.

16.	Segmented information:

Substantially all of the Company’s business activities are based in two geographic segments as follows:

Geographic segment data	2002	2001

Sales:
North America	$1,357,508	$1,200,491
Europe	262,008	221,111

	$1,619,516	$1,421,602

Segment operating income:
North America	$165,435	$116,510
Europe	27,788	14,709

	$193,223	$131,219

Expenses:
General	27,285	23,682
Interest	43,767	32,456
Gain (loss) on refinancing, net	(2,990)	17,370
Income taxes	27,951	12,933
Non-controlling interest	7,667	5,318

	103,680	91,759

Net income	$89,543	$39,460

Identifiable assets:
North America	$1,098,889	$1,111,841
Europe	293,158	262,402
Corporate assets, including cash	70,744	68,043

	$1,462,791	$1,442,286

The Company derives revenue from two major product lines, interior and exterior products as follows:

Product line segment data	2002	2001

Sales:
Interior products	$1,074,826	$921,875
Exterior products	544,690	499,727

	$1,619,516	$1,421,602

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

16.	Segmented information: (continued)

Included in sales in 2002 and 2001 are export sales from North America of $26,137 and $14,167, respectively, and from Europe of $1,439 and $503, respectively. Transfers between geographic regions and product lines are accounted for at the same prices as sales to customers outside the enterprise. Included in sales in 2002 and 2001 are sales from facilities in Canada to all external customers of $369,000 and $333,000, respectively. Included in sales in 2002 and 2001 are sales to one customer of $334,000 and $293,000, respectively. Depreciation and amortization in 2002 and 2001 in North America was $35,174 and $28,252, respectively, and in Europe was $9,681 and $7,151, respectively.

Capital assets employed in Canada, North America and Europe in 2002 were $73,983, $535,526 and $176,075, respectively, and in 2001 were $78,407, $455,279 and $158,937, respectively. Capital expenditures in North America and Europe in 2002 were $37,814 and $5,689, respectively, and in 2001 were $28,255 and $2,283, respectively. Equity investments in North America and Europe in 2002 were $13,551 and nil, respectively, and in 2001 were $27,462 and nil, respectively. Goodwill in Canada, North America and Europe in 2002 was $23,117, $119,292 and $4,709, respectively, and in 2001 was $18,972, $113,242 and $4,165, respectively.

17.	Reconciliation of Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company’s consolidated financial statements.

If United States GAAP were applied, net income for the year would be adjusted as follows:

	2002	2001

Net income based on Canadian GAAP	$89,543	$39,460
Effect of SFAS 133, net of tax (i)	(13,835)	(1,104)
Effect of SFAS 109, net of tax (ii)	—	(737)

Net income based on United States GAAP	$75,708	$37,619

Earnings per share under United States GAAP	$1.44	$0.80
Diluted earnings per share under United States GAAP	1.39	0.80

17.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

(i)	Effect of SFAS 133

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Since the criteria is different under United States GAAP from Canadian GAAP, any change in fair value of these financial instruments is reported in income.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. At December 31, 2002, a total of $318,750 of floating rate debt was effectively hedged at a weighted average interest rate of 7.5%. These agreements mature at various dates through 2006. Under United States GAAP, such financial instruments are required to be marked-to-market regardless of the economic effectiveness of the hedging relationship.

(ii)	Effect of SFAS 109

In fiscal 2000, the Company adopted the CICA recommendations pertaining to income taxes retroactively without restatement of the prior years resulting in differences on business combinations compared to SFAS 109, “Accounting for Income Taxes.” The amortization of increased goodwill on acquisitions as a result of adopting SFAS 109 was $nil (2001 — $737).

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, which rescinded SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt”. Under SFAS No. 145, gains and losses on extinguishment of debt are not extraordinary items. SFAS No.145 was adopted on a retroactive basis and as a result there is no longer a Canadian and United States GAAP difference as reported in fiscal 2001.

United States GAAP requires that depreciation and amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of income before depreciation and amortization.

Comprehensive income under United States GAAP is as follows:

	2002	2001

Net income based on United States GAAP	$75,708	$37,619
Foreign currency translation adjustment	36,613	(17,766)

Comprehensive income based on United States GAAP	$112,321	$19,853

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)

17.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

Consolidated balance sheets:

As a result of the differences in the method of adoption of CICA recommendations and SFAS 109, at December 31, 2002, goodwill on acquisitions net of accumulated amortization and retained earnings would have increased by $9,651 (2001 - $9,651).

In addition, the $nil (2001 — $1,376) long-term receivable, representing loans to senior executives to enable them to purchase stock of the Company, would be shown as a deduction from shareholders’ equity in 2001.

Recognition of the Company’s financial instruments pursuant to SFAS 133 on the consolidated balance sheets would have increased current assets by $1,012 (2001 — $796), current liabilities by $380 (2001 — $2,189), long-term liabilities by $24,791 (2001 — $nil), non-controlling interest by $201 (2001 — ($289)) long-term future tax assets by $9,421 (2001 — $nil) and decreased retained earnings by $14,939 (2001 — $1,104).

Consolidated statements of cash flows:

United States GAAP does not permit the disclosure of a subtotal for cash provided by operating activities before the effect of changes in working capital.

Recently issued accounting standards:

In August 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company’s fiscal year commencing January 1, 2003. The Company expects the adoption of this standard will have no significant impact on its financial position, results of operations or cash flows.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires the recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Current standards require only a commitment to an exit or disposal plan in order to recognize the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company expects the adoption of this standard will have no significant impact on its financial position, results of operations, or cash flows.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company’s year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company expects that there will be no significant impact from the measurement requirements of FIN 45.

17.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

During the year, the FASB issued a final interpretation on the consolidation of Variable Interest Entities (VIEs), including special purpose entities. A Canadian standard on this topic will likely be finalized later in 2003 and is expected to be consistent with the United States interpretation. An entity is considered a VIE that is subject to consolidation under the interpretation’s consolidation model if its total equity at risk is insufficient to permit the entity to finance its activities without additional subordinated financial support from others and/or if the equity investors lack any one of three essential characteristics of a controlling financial interest. The interpretation provides several scope exclusions. The interpretation requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses or residual returns, or both. The impact of these changes on the Company is not expected to be significant.

18.	Comparative figures:

Certain 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2002.

MANAGEMENT’S REPORT ON FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and information in the MD&A include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality. Other financial information in the annual report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company’s independent auditors, KPMG LLP have audited and reported on the Company’s consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors is composed of unrelated directors and meets periodically with the independent auditors and management representatives to review the consolidated quarterly and annual financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP’s audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these financial statements

/s/ Philip S. Orsino	/s/ Robert V. Tubbesing

Philip S. Orsino President and Chief Executive Officer	Robert V. Tubbesing Vice President and Chief Financial Officer

February 13, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Masonite International Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Toronto, Canada
February 13, 2003

DOCUMENT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION HAS BEEN PREPARED BY MANAGEMENT AND IS A REVIEW OF THE COMPANY’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS BASED UPON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS SPECIFIED OTHERWISE.

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. NOTE 17 TO THOSE STATEMENTS DESCRIBES DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Overview of the Business Masonite International Corporation (“Masonite International” or “the Company”) is the combination of one of the world’s largest door manufacturers with one of the world’s largest manufacturers of door components. This combination occurred on August 31st, 2001 with the acquisition of Masonite Corporation (“Masonite”), a leading manufacturer of door components, by Premdor Inc. (“Premdor”). On January 1st, 2002 Premdor changed its name to Masonite International Corporation.

Masonite International Corporation is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. Masonite International operates over 70 facilities in 12 countries and has over 12,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company’s sales of doors, door components and door entry systems are used for home improvement and repair projects.

Masonite Acquisition On August 31st, 2001 Masonite International completed the largest acquisition in its history with the purchase of Masonite for $427.3 million. An agreement with the U.S. Department of Justice that permitted the acquisition required a post-closing divestiture of Masonite’s Towanda, Pennsylvania molded door facing facility. The net assets of this facility were included as part of “Assets held for sale” on the balance sheet at December 31, 2001.

The Towanda facility was sold on March 29, 2002. In accordance with accounting guidelines in effect at that time, no gain or loss was recorded on the sale of this facility. The Masonite acquisition was recorded using the purchase method of accounting. Consequently, Masonite’s operating results were included in the Company’s financial statements from the date of acquisition. Operating results in 2001 and 2002 exclude any results relating to the Towanda facility.

Results of Operations Consolidated sales in 2002 increased 13.9%, or $197.9 million, to approximately $1.62 billion from sales of $1.42 billion in 2001. This represents the highest level of revenue ever reported by the Company. Over the last five years the Company’s revenues have doubled through a combination of acquisitions, gains in market share and new product introductions. The Masonite acquisition completed on August 31, 2001 accounted for approximately 45% of increased sales in 2002. Increased unit volume at existing facilities primarily accounted for the balance of the year over year sales increase. Revenue from customers in Masonite International’s two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively, in 2002 compared to approximately 83% and 17% in 2001. The proportion of the Company’s sales in North America decreased slightly from 2001 primarily because a larger percentage of the incremental sales from the Masonite acquisition were derived from customers outside North America. The proportion of revenues from interior and exterior products was approximately 66% and 34%, respectively, in 2002 compared to 65% and 35% in 2001. The slight increase of interior product revenues is due to the inclusion of a full year of revenues from the Masonite acquisition which consist entirely of interior product sales.

Cost of sales, expressed as a percentage of sales, was 77.4% in 2002, a decrease from 81.2% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the following factors:

•	Operating results in 2001 included only four months of operations from the newly acquired Masonite business. The facilities acquired in the acquisition generally achieve higher operating margins than the Company’s historical operating margins;

•	An improvement in efficiencies in the Company’s existing (pre-acquisition) operations;

•	Realization of benefits from integrating the Company’s recently acquired door facing facilities with its door manufacturing plants.

Selling, general and administrative expenses as a percentage of sales increased in 2002 to 9.5% from 8.7% in 2001. The increase in the percentage is primarily because the majority of sales of the acquired Masonite operations are internal to other Company operating units and therefore are eliminated upon consolidation, whereas, the related incremental selling, general and administrative costs from the acquired Masonite operations are not eliminated upon consolidation. In addition, increases in marketing costs were incurred to promote the Masonite brand and product awareness in North America.

Increasingly the investment and banking industries calculate and analyze the performance of a company using an EBITDA measurement. The calculation of EBITDA* as a percentage of sales for Masonite International over the last five years is as follows:

2002	2001	2000	1999	1998

13.0%	10.1%	8.5%	9.6%	8.1%

*	Earnings before interest, gain (loss) on refinancing, income taxes, depreciation and amortization and non-controlling interest.

With the acquisition of Masonite, management believed that the benefits to be achieved through vertical integration by combining Premdor and Masonite were substantial. At the end of 2001, management set a target of earning a 14% EBITDA margin by the end of 2004. This target represented approximately a 40% improvement over the previous highest annual EBITDA ratio earned by the Company. Masonite International earned a 13.0% EBITDA margin in 2002. Management continues to believe that a 14% margin can be attained by the end of 2004.

Depreciation and amortization expense increased $9.5 million in 2002 to $44.9 million from $35.4 million in 2001. This is slightly higher than the $43.5 million that was estimated in the 2001 Management Discussion and Analysis. The rise in depreciation and amortization is principally due to including for a full year in 2002 the additional fixed assets acquired as part of the Masonite acquisition on August 31, 2001, as well as capital expenditure programs undertaken during 2002 and 2001.

Interest expense increased approximately $11.3 million in 2002. The increase in financing costs is largely due to additional bank debt incurred to finance both the Masonite acquisition and growth in the Company’s operations.

Debt extinguishment costs of $17.4 million were incurred in 2001. This charge was principally the result of the early repayment of $150 million of senior unsecured notes. Repayment of the notes was a requirement of the new bank financing agreement undertaken to complete the Masonite acquisition.

The Company realized a net gain of $3.0 million in the third quarter of 2002 on a further refinancing of its debt. This net gain was comprised of two components, a $20.6 million gain on early extinguishment of Masonite International’s $125.6 million subordinated long-term debt that was settled for $105.0 million, less a $17.6 million write off of financing fees associated with amending the Company’s senior secured credit facility. The agreement amending the Company’s senior secured credit facility that permitted the early retirement of the subordinated debt also reduced interest rates on the facility beginning August 1, 2002. The weighted average effective interest rates at December 31, 2002 and 2001 on the Company’s outstanding interest-bearing indebtedness were approximately 6.2% and 7.4%, respectively. Assuming no significant rise in short-term interest rates nor completion of any significant acquisitions in 2003, Masonite International’s interest costs are estimated to decline to approximately $34.0 million from the $43.8 million incurred in 2002.

(1)	Net income excluding the after-tax effect of gain (loss) on refinancing.

(2)	Net income excluding $9.5 million writedown.

Masonite International’s effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The combined effective rate of 22.3% in 2002 was relatively unchanged from the effective rate in 2001. However, excluding the income tax effect from refinancing charges in 2002, the Company’s combined effective income tax rate was 24.3%. The slightly higher income tax rate in 2002 is due to more taxable income being earned in higher rate jurisdictions than in 2001. Management expects the Company’s combined effective income tax rate in 2003 to be approximately 24% to 26%.

The Company’s 2002 net income increased approximately $50.0 million to $89.5 million ($1.70 per share) from $39.5 million in 2001 ($0.84 per share). Masonite International’s 2002 net income is a record level of profitability for the Company and is approximately double the next highest level of net income reported in 1999. Basic earnings per share of $1.70 in 2002 and $0.84 in 2001 are calculated using the weighted average number of shares outstanding for the year of 52.6 million and 46.8 million, respectively. Calculations of diluted earnings per share of $1.65 in 2002 and $0.84 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period. Approximately 3.7 million share options with an exercise price lower than the average market price were outstanding at December 31, 2002 at prices ranging from $5.26 to $14.11 per share. There were approximately 1.7 million share options with an exercise price below the average market price outstanding at December 31, 2001 at prices ranging from $5.04 to $6.90. Additional information on the Company’s stock option plan is contained in Note 8 of the Consolidated Financial Statements.

The cumulative unrealized foreign currency translation loss of $0.7 million as at December 31, 2002, which is a component of shareholders’ equity, almost completely reversed during 2002 from a $37.4 million accumulated unrealized loss in the account at the previous year end. The reduction in this balance during 2002 was primarily the result of the strengthening of the euro and the U.K. pound sterling compared to the Company’s reporting currency, the U.S. dollar. There was a corresponding net increase of approximately $36.7 million of the translated value of the Company’s net investment in the assets and liabilities of self-sustaining European operations.

Liquidity and Capital Resources

CAPITAL STRUCTURE COMPOSITION (%) As at December 31

	2002	2001	2000

Shareholders’ equity	45.4%	33.1%	47.0%
Non-controlling interest	2.3	2.3	3.3
Short-term debt	0.3	8.6	2.3
Long-term debt*	43.9	40.0	44.9
Subordinated long-term debt	—	9.6	—
Future income taxes	8.1	6.4	2.5

	100.0%	100.0%	100.0%

*	Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

During 2001 the Company raised additional common share equity and negotiated new debt agreements to complete the acquisition of Masonite.

In August 2001, 7.15 million common shares were issued for net cash proceeds of $63.2 million. A $685 million banking facility, consisting of a $100 million long-term revolving bank loan of credit and three term loans that total $585 million, was finalized on August 31, 2001. As part of the acquisition of Masonite, $113.5 million of unsecured subordinated notes were issued to the vendor that carried an interest rate of 11.25%.

As previously noted, the Company amended its senior credit facility in the third quarter of 2002. The amended senior credit facility now consists of a $100 million long-term revolving bank loan and two term loans that total $550 million. Approximately $504 million of the two term loans is outstanding at December 31, 2002. The terms of the banking facility are contained in Note 7 of the Consolidated Financial Statements.

Maintaining significant levels of liquidity and cash flow are important components of the Company’s financial strategy. During 2002, Masonite International used $152.3 million of cash generated from operations, the cash proceeds from asset sales of $103.1 (primarily the Towanda facility sale) and the issuance of common shares for $10.1 million to fund net additions to property, plant and equipment of $43.5 million, repay $188.0 million of debt, fund acquisitions of $16.0 million and undertake additional other investing activities of $21.9 million.

The Company’s working capital ratio increased to 2.04:1.0 at December 31, 2002 from 1.85:1.0 at December 31, 2001. The increase in the ratio is primarily attributable to the reduction of $100 million of bank term debt that was repaid from the proceeds of asset sales. This bank term debt had been classified as bank indebtedness and formed part of current liabilities at December 31, 2001.

Revolving bank credit lines are maintained to ensure short-term availability of funds. Masonite International and its subsidiaries had approximately $121 million of revolving bank credit facilities established at December 31, 2002. Approximately $3.8 million of the Company’s $21 million of current revolving bank lines was utilized at the end of 2002 and was classified as current bank indebtedness. Nothing was drawn at December 31, 2002 on the Company’s $100 million long-term revolving bank loan. The Company also had cash on hand of $47.6 million as at December 31, 2002.

Information on the Company’s debt maturities is disclosed in Note 7 of the Consolidated Financial Statements. The aggregate amount of long-term debt repayment required over the next five years is approximately $225 million as at December 31, 2002 compared to $153 million at December 31, 2001. The increase in the required debt repayment of $72 million is from the inclusion for the first time of $106 million of bank term loan debt that is due December 31, 2007. Scheduled repayments of the Company’s senior secured bank term facility over the next five years are approximately $196 million. Additional repayment of bank term loans may be required depending upon the generation of excess cash flow as defined in the credit agreement.

One of the Company’s principal objectives during 2002 was to repay a significant amount of the debt outstanding at December 31, 2001. It was Masonite International’s intention to reach an interest bearing debt to equity ratio of 1.0:1.0 by or before December 31, 2004. We are pleased to report that debt reduction primarily from the application of cash generated from operations and from asset sales during 2002 was sufficient to achieve an interest bearing debt to equity ratio of 0.89:1.0 at December 31, 2002 from 1.66:1.0 at December 31, 2001. The Company has set a new goal of reaching a debt to equity ratio of 0.6:1.0 by or before December 31, 2004. Management anticipates that cash flow from operations will provide the funds to repay the remaining bank term loans at their respective maturity dates.

*	Interest bearing debt, net of cash, divided by shareholders’ equity.

Masonite International’s debt has been rated below investment grade by Moody’s and S&P as Ba2 and BB, respectively, with a stable outlook. It is the Company’s intention to obtain investment grade status from both rating agencies at the earliest opportunity. Achievement of investment grade status should permit Masonite International to continue to improve borrowing terms.

Robert V. Tubbesing
Vice President and Chief Financial Officer

Management believes that its current cash balance plus cash flows from operations are sufficient to fund its near-term working capital and other investment needs.

Capital Investment Additions to property, plant and equipment in 2002 were $43.5 million compared to $30.5 million in 2001. This is slightly higher than the range of $35 million to $40 million that was estimated in the 2001 Management Discussion and Analysis. The increase of $13.0 million is primarily from including the acquired Masonite facilities for the full year in 2002. Capital expenditures in 2002 consisted primarily of purchases of manufacturing machinery and equipment. The Company continues to invest in its manufacturing operations to increase productivity, improve customer service and introduce new products.

Capital expenditures in 2003 are expected to range from $40 million to $45 million. Depreciation expense on plant and equipment increased to $42.4 million in 2002 from $29.6 million in 2001 due to the Masonite acquisition and the capital expenditure programs in 2002 and 2001. Depreciation for 2003 is estimated to be in a range of $47 million to $48 million.

Business Risks and Uncertainties Masonite International’s strategic focus is to expand and strengthen its core business of the manufacture and sale of doors and door components. A market strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within various markets and by expanding market coverage through geographic diversification. During the 1990’s, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite acquisition has added operations in Ireland, South Africa and South Korea. The Company’s 2002 annual sales outside North America exceeded $250 million.

The Masonite International group of companies obtains labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. The Company and most of its subsidiaries sell a significant portion of their products within their respective domestic markets at domestic market selling prices. In situations where import or export commitments are undertaken, the Company or its subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The amount of foreign exchange contracts outstanding at December 31, 2002 are described in Note 1(m) of the Consolidated Financial Statements. Also described in Note 1(p) of the Consolidated Financial Statements is an accounting guideline issued by the Canadian Institute of Chartered Accountants in November 2001 which established new criteria for hedge accounting that will apply to all hedging relationships in effect for fiscal years commencing on or after July 1, 2003. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. Masonite International intends to ensure that all current hedging relationships will be documented in order to meet the new hedge accounting criteria prior to January 1, 2004.

The Company’s Consolidated Financial Statements are reported in U.S. dollars. However, Masonite International derives approximately 31% of its sales from customers outside the United States. The sales and operating results from non-U.S. Masonite International entities are transacted and reported in various local currencies, principally Canadian dollars, U.K. pound sterling and euros. The Company’s consolidated operating results may be affected by a significant movement in the exchange rates of these various currencies compared to the U.S. dollar.

Management believes that the Company presently does not face a material foreign currency risk.

Almost 100% of the Company’s interest-bearing debt outstanding at December 31, 2002 carried a floating interest rate. In the normal course of business Masonite International is exposed to changes in short-term interest rates that create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating rate debt into fixed rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating rate debt into a fixed rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 40% of the Company’s outstanding interest bearing debt carries a floating interest rate and the other 60% is effectively at fixed rates. Management believes that these interest rate swaps are highly effective in achieving their economic purpose. However, under U.S. GAAP such instruments are required to be marked-to-market regardless of the economic effectiveness of the hedging relationship and can result in reconciling differences between Canadian and U.S. GAAP.

Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that Masonite International will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain markets.

The geographic breadth of the Company’s facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes.

The Company’s efforts to ensure environmental compliance include the review of its existing operations on an ongoing basis by its own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of Masonite International’s due diligence review prior to completion of acquisitions.

Masonite International has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company’s ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

Masonite International provides credit to its customers in the normal course of business. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management’s expectations. Masonite International does not generally require collateral. The Company’s credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite International’s credit risk is further minimized through the use of trade credit insurance.

Accounting Policies In August 2001, The Canadian Institute of Chartered Accountants (“The CICA”) issued accounting guidelines on “Goodwill and Other Intangible Assets”.

Beginning January 1, 2002, Masonite International ceased amortizing goodwill that was acquired before July 1, 2001. In accordance with the new guidelines, the Company performed transitional and annual impairment tests that indicated that there was no impairment of goodwill or other intangibles. The amount of goodwill amortized in the Company’s 2001 consolidated statement of income was $4.8 million. Further discussion of this accounting guideline is contained in Note 1(f) of the Consolidated Financial Statements.

In accordance with provisions of the accounting guidelines, goodwill acquired as part of the Masonite acquisition on August 31, 2001 was not amortized during the four-month period ended December 31, 2001.

Effective January 1, 2002 the Company adopted new CICA guidelines regarding stock-based compensation and other stock-based payments. This guideline established new standards for the recognition, measurement and disclosure of stock-based compensation. The guideline requires additional disclosure for options granted to employees but did not require any change to the Company’s existing accounting policy for the granting of stock options to employees. Additional details on this new accounting guideline are contained in Notes 1(n) and 8 to the Consolidated Financial Statements.

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees. This guideline requires that a guarantor disclose significant information about certain types of guarantees. The Company does not anticipate that this new guideline will have a significant effect on its accounting or disclosure.

There were also certain other new pronouncements issued by the CICA and the Financial Accounting Standards Board in the United States that are described more fully in Notes 1(p) and 17 to the Consolidated Financial Statements. The adoption of these other guidelines is not expected to have a significant effect on the Company’s accounting policies or disclosure practices.

Forward-Looking Statements This Annual Report contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Annual Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(U.S. dollars in thousands, except per share data)

	First Quarter		Second Quarter

	2002	2001	2002	2001

Sales	$380,571	$320,079	$415,457	$360,585
Net income for the period	$16,112	$8,660	$22,046	$13,098
Net income per share for the period, basic(2)	$0.31	$0.20	$0.42	$0.30
Net income per share for the period, diluted(2)	$0.30	$0.20	$0.41	$0.30

	Third Quarter(1)		Fourth Quarter

	2002	2001	2002	2001

Sales	$427,680	$362,933	$395,808	$378,005
Net income for the period	$29,176	$3,849	$22,209	$13,853
Net income per share for the period, basic(2)	$0.55	$0.08	$0.42	$0.27
Net income per share for the period, diluted(2)	$0.53	$0.08	$0.40	$0.27

(1)	Net income for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

(2)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

2002 financial results exclude goodwill amortizations.

DOCUMENT 4

kpmg
	KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street, Suite 200 North York, ON M2P 2H3	Telephone (416)228-7000 Telefax (416)228-7123 www.kpmg.ca

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA — U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1(e)(impairment of long-lived assets), and Note 1(f) (amortization of goodwill), to the consolidated financial statements as at December 31, 2002 and 2001 and for the years then ended. Our report to the shareholders dated February 13, 2003 is expressed in accordance with Canadian reporting standards, which does not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Toronto, Canada
February 13, 2003

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

     The Registrant has previously filed with the Commission a Form F-X.

EXHIBITS

     The following exhibits are filed as part of this report:

Exhibit
Number	Title

1.	Consent of KPMG LLP

2.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip S. Orsino)

3.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Robert V. Tubbesing)

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MASONITE INTERNATIONAL CORPORATION

May 7, 2003	By:	/s/ Harley Ulster

Harley Ulster Executive Vice President, General Counsel and Corporate Secretary

CERTIFICATION

I, Philip S. Orsino, certify that:

1.	I have reviewed this annual report on Form 40-F of Masonite International Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 7, 2003.

/s/ Philip S. Orsino

Philip S. Orsino
President and Chief Executive Officer

CERTIFICATION

I, Robert V. Tubbesing, certify that:

1.	I have reviewed this annual report on Form 40-F of Masonite International Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 7, 2003.

/s/ Robert V. Tubbesing

Robert V. Tubbesing
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.	Consent of KPMG LLP

2.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip S. Orsino)

3.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Robert V. Tubbesing)