Form 40-F
period 2003-12-31
MASONITE INTERNATIONAL CORP
filed 2004-05-19
CIK 893691

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File Number 1-11796

Masonite International Corporation

(Exact name of Registrant as specified in its charter)

Premdor Inc.

(Former name of Registrant)

Ontario	2431	98-0377314
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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
The Registrant had 54,433,799 Common Shares
Outstanding as at December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [  ].                                        No  [X] .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X].                                          No [  ].

DOCUMENTS FILED WITH THIS FORM 40-F

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2003

2.	Consolidated Audited Financial Statements of the Registrant as at and for the years ended on December 31, 2003 and 2002, including a reconciliation to United States generally accepted accounting principles

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant

4.	Comments by Auditors for United States Readers on Canada-U.S. Reporting Difference

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Registrant (including its consolidated subsidiaries) required to be included in the Registrant’s periodic Securities and Exchange Commission filings. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

Change in Internal Controls Over Financial Reporting

Masonite maintains a system of internal controls over financial reporting. There were no changes in Masonite internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Masonite’s internal control over financial reporting

AUDIT MATTERS

Audit Committee

The members of Masonite’s audit committee are Howard L. Beck, John J. Berton, John M. Cassaday and Joseph L. Rotman. Each of the members of Masonite’s audit committee is independent and financially literate for the purposes of applicable Canadian and U.S. securities legislation. Reference is made to Masonite’s Management Information Circular dated March 26, 2004 relating to the Company’s annual meeting of shareholders held on May 3, 2004 for information about the mandate of the audit committee and the experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member.

The Board of Directors of the Company has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. John Cassaday has been determined by the board of Masonite to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and applicable Canadian regulatory requirements and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Masonite and applicable Canadian regulatory requirements. The SEC has indicated

that the designation of Mr. Cassaday as an audit committee financial expert does not make Mr. Cassaday an “expert” for any purposes, impose any duties, obligations or liability on Mr. Cassaday, that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Audit and Related Fees

     For the year ended December 31, 2003, fees for audit and related services provided by KPMG LLP, Masonite’s independent external auditors to Masonite were $1,130,000 (2002 - $985,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2003 were $1,076,000 (2002 - $925,000). Details are shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$1,067,000	$812,000
Audit Related Fees	$63,000	$173,000
Tax Fees	$1,076,000	$925,000
All Other Fees	Nil	Nil

Total:	$2,206,000	$1,910,000

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of Masonite’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements. Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. These services primarily consisted of reviewing documents related to due diligence services for business acquisitions and business divestitures.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2003 and 2002, no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Pre-Approval Policies and Procedures

It is within the mandate of Masonite’s audit committee to approve all audit and non-audit related fees. The audit committee has pre-approved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The audit committee will be informed routinely as to the non-audit services actually provided by the auditors pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

CODE OF ETHICS

Masonite has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. The Code of Ethics is available on the Company’s website at www.masonite.com and in print to any shareholder who requests them. All amendments to the code, and all waivers of a code with respect to any of the persons covered by it, will be posted on the Company’s website and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted corporate governance guidelines and established committees regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; and management succession. The guidelines and board committee charters are available on the Company’s website at www.masonite.com. Although the Company files as a foreign private issuer in the United States, Masonite is in compliance with the listing requirements of the New York Stock Exchange as they apply to U.S. domestic issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 5, 7, 11 and 12 to the consolidated financial statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     See the disclosure “Contractual Obligation Payments Due by Period” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations filed herewith.

FORWARD-LOOKING STATEMENTS

This Form 40-F and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

DOCUMENT 1

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

May 3, 2004

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
THE BUSINESS	3
RISK FACTORS	11
DESCRIPTION OF CAPITAL STRUCTURE	13
MARKET FOR SECURITIES	13
DIVIDENDS	14
DIRECTORS AND OFFICERS	14
LEGAL PROCEEDINGS	16
TRANSFER AGENT AND REGISTRARS	16
AUDIT MATTERS	16
DISCLOSURE CONTROLS AND PROCEDURES	17
CODE OF ETHICS	18
CORPORATE GOVERNANCE GUIDELINES	18
OFF-BALANCE SHEET ARRANGEMENTS	18
ADDITIONAL INFORMATION	18
FORWARD-LOOKING STATEMENTS	18

- i -

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

May 3, 2004

     Except where the context otherwise requires, all references in this annual information form (“AIF”) to the “Company” are to Masonite International Corporation and its subsidiaries. In this AIF, references to “$” and “Cdn.$” are to United States and Canadian dollars, respectively, and unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2003.

CORPORATE STRUCTURE

     The Company was formed by articles of amalgamation under the Business Corporations Act (Ontario) on January 1, 2002 upon the amalgamation of Premdor Inc. and its wholly owned subsidiaries, Masonite International Corporation and Les Portes Centenaires Ltée. (the “Amalgamation”). The registered and principal office of the Company is located at 1600 Britannia Road East, Mississauga, Ontario, L4W 1J2. The Company’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “MHM”.

Subsidiaries and Investments

     (Florida) The following corporate structure chart illustrates the Company’s material subsidiaries and investments as of May 3, 2004 and identifies their respective jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised by, the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

General

     Masonite International Corporation is one of the world’s largest manufacturers of doors and door components. On January 1, 2002, as a result of the Amalgamation, Premdor Inc. (“Premdor”) changed its name to Masonite International Corporation (“Masonite International”). Masonite International is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in 12 countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

Nature of the Business

     The principal business of the Company is the manufacture of doors, door components and door entry systems for new residential construction, home repair, renovation and remodelling and commercial use. The Company manufactures a broad line of interior doors, including standard residential flush, molded-facing, stile and rail, louvre and specially-ordered commercial and architectural doors. The Company also manufactures door components for internal use and sale to other door manufacturers. It also manufactures exterior residential steel and fiberglass doors and entry systems. These door products are manufactured, merchandised and sold to large distributors, jobbers, home centre chains and wholesale and retail building supply dealers across North America, South America, France, the United Kingdom, Europe and other countries in the Middle East and Asia. Doors, door components and door entry systems accounted for over 95% of the Company’s total dollar sales in 2003, with other building products accounting for the balance.

Corporate History of the Company

     The Company commenced business in 1955 in Toronto, Ontario as the purchasing division of a retail lumberyard. It began manufacturing doors in 1961. The Company’s original product was a full line of flush doors. Over time, the Company introduced other wood doors, including louvre, stile and rail, plastic laminate, fire doors and pre-hung units.

     From 1975 to 2000, the Company expanded worldwide, initially establishing and acquiring door manufacturers in Canada and then in the United States, the United Kingdom and France. During this period, the Company completed and integrated multiple acquisitions, including acquisitions of door component manufacturers, door manufacturers as well as logistical and fabrication centres. Through this period of growth, the Company increased its sales of interior residential doors and expanded its product line with architectural doors and steel and fiberglass exterior doors and entry systems.

Masonite Corporation

     On August 31, 2001, the Company completed the acquisition of Masonite Corporation from International Paper Company for a purchase price including transaction costs of approximately $427 million, of which approximately $314 million was paid in cash and the remainder in the form of unsecured subordinated long-term debt.

     Masonite Corporation is a global leader in engineered wood composite products, with manufacturing facilities in North America, Europe, Asia and Africa. Masonite Corporation’s products include molded door facings, as well as hardboard and softboard for residential and commercial use. Masonite Corporation is the largest manufacturer of molded door facings in the world. Prior to its acquisition, Premdor was Masonite Corporation’s single largest customer.

     Masonite Corporation was founded in 1925 in Laurel, Mississippi by William H. Mason, whose objective was to utilize the vast available quantities of sawmill waste to manufacture a useable end product. Masonite Corporation’s first major invention and successful product was hardboard, a conversion of wood fiber mat under intense heat and pressure into thin, dense, tough sheets used in the manufacture of a variety of products for residential and commercial construction, retail and other applications. In the early 1970’s, Masonite Corporation began production of door facings, also known as door skins. In 1975, Masonite Corporation began the first commercial production of molded door facings. In 1996, Masonite Corporation’s exploration of scaled production methodologies led to the acquisition of the FormTEC™ process, a unique method of manufacturing molded door facings on a “micro-scale” by molding already pressed thin MDF (medium density fiberboard) purchased from third-party suppliers.

Masonite International

     In 2002, the Company purchased the remaining interest in four less than wholly-owned companies and acquired the shares of one door fabrication company. Consideration of $25.9 million for these acquisitions was paid in a combination of cash, common shares of the Company and a note payable. The Company also made an equity investment in a door component manufacturing entity.

     In 2003, the Company purchased 100% of the shares of a door pre-hanger for consideration of approximately $3.5 million and increased its ownership percentage in a less than wholly owned subsidiary for cash consideration of approximately $1.5 million. The net assets of the Lisbon Falls, Maine manufacturing facility that were acquired as part of the Masonite Corporation acquisition were disposed of in 2003. The Company also divested itself of another less than wholly owned entity.

     In December 2003, the Company signed a definitive agreement to acquire the residential entry door business (the “Stanley Purchase”) of The Stanley Works. The purchase price was $161 million and the transaction was completed on March 2, 2004. The residential entry door business acquired in the Stanley Purchase manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the home improvement market in the United States. The Stanley Purchase will increase the Company’s presence in the exterior products market and expand its position in the retail home improvement channel.

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

     In July 2002, the Company completed a refinancing of its existing bank facilities and entered into an amended and restated credit agreement. At the closing of the refinancing, $650 million was available to be drawn through a combination of term facilities having varying maturity dates and interest rates. The new bank facilities are secured by fixed and floating charges over substantially all of the Company’s assets. The Company used the proceeds from the refinancing to repay existing indebtedness including the Company’s subordinated long-term debt.

     In order to finance the Stanley Purchase, the Company negotiated additional term borrowings of $200 million under its existing bank facilities. These additional borrowings are on terms consistent with the July 2002 refinancing of the bank facilities.

THE BUSINESS

Corporate Strategy

     Masonite International’s primary objective is to increase shareholder value by pursuing strategic growth through focusing on one product line – doors – and expanding in all significant markets throughout the world. With manufacturing facilities in twelve countries and sales worldwide, Masonite International has continuously expanded through start-ups and acquisitions. It has increased sales in both domestic and export markets through innovative merchandising and marketing initiatives that emphasize quality, value and service. As demand for building products increases outside North America, Masonite International’s manufacturing, merchandising and sales expertise enable it to become one of the leading door companies in the world. As part of this strategy, the Company’s goal was to achieve substantial vertical integration and this has been accomplished to a large extent through the acquisition of Masonite Corporation.

Geographic Region Financial Information

     The following geographic segment financial information summarizes the Company’s sales and operating income for each of the years in the three year period ended December 31, 2003 and is derived from the segmented information disclosure in the Company’s audited consolidated financial statements:

	Year Ended December 31[1]
	(dollars in thousands)
	2003	2002	2001
Sales:
North America	$1,434,055	$1,325,396	$1,191,674
Europe and other	380,573	320,018	249,616
Intersegment	(37,390)	(25,898)	(19,688)

	$1,777,238	$1,619,516	$1,421,602

Segment Operating Income:
North America	$179,142	$165,331	$118,814
Europe and other	37,580	28,511	12,423

	$216,722	$193,842	$131,237

Note:

(1)	In 2003, the Company modified the manner in which the geographic segments are aggregated. The comparative figures have been reclassified to conform with the new basis of presentation.

Products

     Demand for doors is derived from three principal sources: new residential construction; repair, renovation and remodelling activity; and commercial renovation and construction. According to information available to the Company, housing starts (in thousands) in the Company’s major markets were as follows:

Year	United States	Canada	United Kingdom	France
2003	1,847	217	185	314
2002	1,705	205	183	302
2001	1,602	163	179	305

     The Company estimates that in 2003 over 50% of its door sales were from repair, renovation and remodelling, with the balance from new construction (both residential and commercial). This estimate is based on the experience of management in the industry and the Company’s knowledge of its customers, however it is not based on any empirical data.

     The Company sells interior and exterior products, with interior products accounting for approximately 66% of the total sales revenue in 2003 and exterior products accounting for the balance of the Company’s total sales revenue during 2003. While substantially all interior doors are made with wood and related materials such as hardboard (including molded and flat door facings), the use of wood in exterior doors in North America has declined over the last decade as a result of the introduction of steel and fiberglass doors. The Company’s exterior doors are made primarily of steel or fiberglass. The Company offers an extensive range of interior and exterior doors, which are available in a wide variety of sizes, styles and types.

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

     The following is a description of the principal types of doors and door components that the Company sells and manufactures worldwide:

Molded Flush	Doors made by sandwiching a wood or MDF frame and a hollow or solid core between two molded hardboard facings. These doors are used for closets, bedrooms, bathrooms and hallways.

Flush	Doors made by sandwiching a wood or MDF frame and a hollow or solid core between two facings made of plywood or hardboard (flat or embossed). These doors are used for closets, bedrooms, bathrooms and hallways.

Stile and Rail	Doors made from solid wood with vertical stiles, horizontal rails and wood panels, which have been cut, milled and assembled from a single type of lumber such as clear pine, knotty pine, oak and mahogany. Where glass panels are inserted between stiles and rails, the resulting door when used for interior purposes is referred to as a French door. For interior purposes these doors are primarily used for hallways, room dividers, closets and bathrooms. For exterior purposes these doors are used as entry doors and decorative glass inserts (lites) are often inserted into these doors.

Louvre	Doors with sloping horizontal slats that admit light and air. These doors are used for hallways, closets, and cabinets and as interior and exterior decorative shutters.

Bifold	Hinged folding doors (typically molded flush, flush or louvre doors) used in closets or as room dividers.

Plastic Laminate	Flush doors with a plastic veneer facing, generally for commercial use.

Pre-hung	Interior and exterior doors sold together with door frames as units.

Architectural	Doors custom-designed to architectural specifications generally for commercial uses such as in office buildings, hotels, schools and hospitals.

Steel	Exterior doors made by assembling two interlocking steel facings (panelled or flat) or attaching two steel facings to a wood or steel frame and injecting the core with polyurethane insulation.

Fiberglass	Exterior doors made by assembling two fiberglass facings to a wood frame or composite material and injecting the core with polyurethane insulation.

Entry Systems	Exterior doors sold pre-assembled in a door frame, with or without lites and transoms.

Molded Door Facings	Thin sheets of molded hardboard produced by grinding or defibrating wood chips, adding resin and other ingredients, creating a thick fibrous mat composed of dry wood fibers and pressing the mat between two steel dies to form a molded sheet, the surface of which may be smooth or may contain a wood grain pattern. Following pressing, molded door facings are trimmed, painted and shipped to door manufacturing plants where they are mounted on frames to produce molded doors.

Door Framing Material	Commonly referred to as cut stock. Wood or MDF components that constitute the frame on which interior and exterior door facings are attached.

Door Lites	Decorative and non-decorative insulated glass inserts primarily used in exterior doors.

Door Core	A molded fibre mat used in the construction of solid core doors.

     The Company’s sales and marketing efforts have increasingly reflected an international focus. In 1990, door sales outside of North America represented 3% of aggregate door sales. In 2003, door sales outside North America represented approximately 23% of the Company’s aggregate door sales. This increase in sales abroad is the result of acquisitions and internal growth. The Company expects that a major portion of the future growth of its door business will be in the United States, Europe, Mexico, the Middle East, South America and Asia.

Intangible Properties

     In North America, doors are marketed primarily under the Masonite® brand. Other North American brands include: Premdor®, Johnson, Rigi-Dor®, Castlegate®, Evergreen®, Timbergrain®, OakcraftTM, ArTekTM, PREMVU®, Royal MahoganyTM, Span-RiteTM, Safe ‘N Sound®, PremcorTM, CrownTM, Miami, PalazzoTM, BellagioTM, CapriTM, and Mohawk®.

     In Europe, doors are marketed under the Premdor®, EkemTM, FonmartyTM, MagriTM, MonnerieTM, BatimetalTM and Crosby® brands.

     The Company uses these trademarks and trade names in the conduct of its business as well as the other trademarks and trade names mentioned throughout this AIF. The Company considers the use of trademarks and trade names to be important in the development of product awareness, and for differentiating products from competitors and between customers.

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

     In Canada, the Company sells primarily to a distributor that resells the Company’s products to wholesale and retail building supply dealers, lumber yards, home centre chains and pre-hangers (suppliers of doors to builders on an installed basis), some of which are members of buying groups. In the United States, the Company’s major customers are two-step distributors, one-step distributors and large home centre chains. In Europe, the Company’s customers are home centre chains and large distributors. Door manufacturers in Canada, the United States, France and the United Kingdom rely primarily on a combination of their own sales forces and independent sales agents.

Manufacturing Process

     The manufacture of wood doors is primarily an assembly operation. Cut-stock is either acquired from suppliers or cut by the door manufacturer. If necessary, the cut-stock is milled into the various dimensions required for different door styles and sizes. The assembly process varies by type of door, from a relatively simple process for flush doors, where the door facings are glued to a wood frame, to more complex procedures for the many pieces of a louvre or stile and rail door. Following assembly, doors are trimmed to their final specifications. Short set-up times, proper production scheduling and co-ordinated material movement are essential to achieve a flexible process capable of producing a wide range of door types, sizes, materials and styles. The Company makes use of flexible manufacturing operations together with scalable logistics primarily through the use of common carriers to fill customers’ orders and to manage its investment in finished goods inventory.

     The manufacture of insulated steel and fiberglass doors consists primarily of the fabrication of steel sheets embossed into panel or flush door facings and fiberglass door facings which are then assembled onto a wood or steel framing system. The doors are then injected with polyurethane insulation.

     The Company’s prehanging operations utilise interior flush doors, stile and rail and louvre doors, and exterior doors from the Company’s manufacturing operations and provide value added fabrication and logistical services to “big box” retail home centres throughout North America. These value added products include interior doors which are machined for hinges, passage and lock sets and then incorporated in a frame. Exterior doors are incorporated in a frame and may include decorative glass lites (inserts).

Research and Development

     The acquisition of Masonite Corporation in 2001 added significantly to the Company’s R&D capabilities. R&D activities are concentrated in the Company’s 141,000 sq. ft. research centre in West Chicago, Illinois. During 2003, the centre employed approximately 70 people engaged in various forms of research and product development.

     Management believes the Company is a leader in technological innovation and development in doors, door components and door entry systems and the manufacturing processes involved in making such products. Management is of the view that R&D is a major competitive advantage for the Company intends to capitalize on its leadership in this area through the development of more new and innovative products.

     As an integrated manufacturer, the Company believes that it is well positioned to take advantage of the growing global demand for a variety of molded door facing designs. This capability is particularly important outside North America where newer molded door designs are rapidly replacing traditional wood doors. The Company has an internal capability, unique in the industry, to create new molded door facing designs and manufacture its own molds for use in its own facilities. This provides the Company with the ability to develop proprietary designs that enjoy a strong identity in the marketplace; more flexibility in meeting customer demand; quicker reaction time in the production of new designs or design changes; and greater responsiveness to customer needs. This capability also enables the Company to develop and implement product and process improvements with respect to the production of molded door facings and doors which enhance production efficiency and reduce costs.

     The Company estimates that it spent approximately $8.1 million on R&D during 2003. During 2003 R&D activities resulted in the development of new products that contain patent or patent pending features, including BELLEVILLETM fiberglass exterior doors in both smooth and a realistic new textured finish; BARRINGTON® fiberglass exterior doors with the same textured finish as BELLEVILLETM, deep embossed panels and raised moldings; and a post formed molded flat panel interior door launched in the Asian markets that has design flexibility.

Competition

     In 2003, Masonite established its “all-products strategy”, which provides retail and wholesale customers with an innovative and wide range of doors. The Stanley Purchase reinforces this strategy initiative as it presents opportunities for more effective global procurement of raw materials, product development and standardization and more efficient logistics. Moreover, the “all-products strategy” provides customers in the home improvement and wholesale sectors with the opportunity to market Masonite’s complete product line. Management believes that this strategy initiative is a significant competitive advantage.

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

     In Europe, the Company faces significant competition from a number of regionally based competitors and imports.

     Competition in both North America and Europe is vigorous because firms manufacture similar products using similar raw materials and manufacturing methods and there has been excess capacity in the industry.

     The Company is the largest manufacturer of molded door facings in the world. The rest of the industry is comprised of one other large, integrated door manufacturer and a number of smaller regional manufacturers. Competition in the molded door facing business is based on quality, price, product design, logistics and customer service. The Company produces molded door facings to meet its own requirements and serves as an important supplier to the door industry at large. The Company manufactures molded door facings at its facilities in Mississippi, Ireland, Chile and South Korea.

New Products

     The Company has launched several new interior residential doors in the past several years: the SAFE ‘N SOUND®, RENOVATOR®, PREMWOOD®, the MASONITE® French Door Series and pre-painted and pre-stained embossed panel doors. The SAFE ‘N SOUND door is a solid core Molded Panel Series door. The inclusion of the solid core greatly enhances the door’s sound deadening and fire resistance properties when compared to standard hollow core doors. In 1998, the Company developed PREMCOR™, a patented new core material for SAFE ‘N SOUND doors. The SAFE ‘N SOUND door has the look and feel of a solid wood door at a much lower price. The RENOVATOR series door is a low priced French door having the look of a higher priced stile and rail wood French door. PREMWOOD is a door with a simulated mahogany, oak or birch wood grain surface which is designed to be stained or painted and is an alternative to mahogany, oak or birch veneer doors. Since their launch, these products have been enhanced and modified to keep pace with changing consumer preferences. The Masonite French Door Series is a series of glazed doors targeted at the mid and upper-priced door market.

     The pre-painted and pre-stained embossed panel doors are used in manufactured housing, new construction, remodelling and emerging market applications. This product utilizes medium density fibreboard door facings with an embossed pattern and is economically priced.

     During 2000, the Company launched several new exterior door products which enhanced the wide range of exterior doors available in the industry. These products include a new line of smooth fiberglass exterior doors marketed as ARTEK® and PREMVU® Series Patio Units.

     In 2001, the Company launched the MASONITE® HD High-Definition Steel and PREMVU® Flush-Glazed Steel Door lines. For interior doors, the new Two Panel Roman Smooth Molded Panel Series Door was introduced. The Company also released MASONITE® wainscot, an easy to install high-definition raised panel wainscot system.

     In 2002, Masonite launched the full-line of OAKCRAFTTM and ARTEK Flush-Glazed Fiberglass Doors. OAKCRAFT and ARTEK twenty minute fire-rated doors were also launched. The PALAZZOTM SERIES molded panel interior door was released as well. PALAZZO doors feature a high definition panel profile and raised moulding. The PALAZZO door is the first of its kind in molded wood fibre technology.

     In 2003, two new lines of fiberglass doors were released by the Company. The BELLEVILLETM line of smooth and textured fiberglass doors have high-definition panels and several unique designs. The patent-pending wood-grain texture of BELLEVILLE doors allows for easy finishing and the ability to replicate the appearance of real wood doors. The BARRINGTON® line of textured fiberglass doors combines the same patent-pending wood-grain texture with high-definition panel profiles and raised mouldings to replicate the look of authentic hardwood doors. BARRINGTON doors are factory-glazed with SPECIALTYTM decorative glass and custom, matching glazing frames.

Raw Materials

     The primary raw materials used in the manufacture of wood doors are cut-stock (lumber cut to the various sizes required for components) and door facings. Cut-stock is purchased from suppliers located on the west coast of North America, the southern United States, Europe, eastern Canada, southern Africa and South America. Plywood door facings are imported principally from the Far East, although certain types of hardwood veneer door facings are sourced in North America. Hardboard door facings are purchased from suppliers in Canada, the United States, South America and Africa. Molded hardboard door facings are produced at the Company’s facilities in the United States, Ireland, Chile and South Korea. Subject to seasonal fluctuations, the lead time required for shipments of plywood is approximately three months and ranges from two to eight weeks for cut-stock and hardboard (molded and flat).

     The primary raw materials used in the manufacture of steel and fiberglass doors are steel, fiberglass, polyurethane and cut-stock, which are primarily purchased from suppliers in North America.

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

     Door prices are influenced primarily by the cost of raw materials, which usually comprise more than 50% of the total cost of the finished product. Principal raw materials are commodity items that are purchased from suppliers located in North America, the Far East, Europe, South America and Africa. In most cases, purchases from those suppliers are priced in U.S. dollars or euros. Fluctuations in the cost of raw materials and currency exchange rates affect all manufacturers of doors.

Seasonality

     The building products industry in North America is seasonal, particularly in the northeast and midwest regions of the United States and in most regions of Canada. Masonite experiences a decrease in sales in the first quarter of each year and also, to a certain extent, in the fourth quarter of each year. During the winter months in certain regions in which Masonite operates, inclement weather generally reduces building activity, particularly in the new construction market. However, the Company’s expansion into areas of more moderate climate (e.g., the southeast, southern and western part of the United States, France, the United Kingdom and Mexico) and its focus on the repair, renovation and remodelling segment, which is less seasonal than new construction, has helped to smooth this influence on operations in the first and fourth quarters. Additional product and geographic diversification resulting from the 2001 acquisition of Masonite Corporation has also positively affected the seasonality of the Company’s results.

Significant Customers

     Masonite sells its products worldwide to a large number of customers. However, one customer accounted for approximately 21% of Masonite’s sales in North America in 2003. Due to the depth and breadth of the relationship with this customer, which operates in multiple geographic regions and which sells a variety of Masonite’s products, management of the Company believes that this relationship is likely to continue. Management is of the view that, while this customer may be able to purchase and sell some products that compete with Masonite’s products, it would be difficult to replace all of Masonite’s products and services with those of competitors due to the range of products sold to this customer and number of locations serviced.

Environmental Protection

     The geographic breadth of the Company’s facilities subject it to environmental laws, regulations and guidelines in a number of jurisdictions, including Canada, the United States, the United Kingdom, France, Mexico, Chile, Costa Rica, Israel, South Africa, South Korea and the Republic of Ireland. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process and the disposal of wastes.

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

Employees

     As at December 31, 2003, the Company employed approximately 12,000 employees of which an estimated 3,167 were covered by collective bargaining agreements. The employees covered by collective bargaining agreements are situated at the Company’s operations as follows:

	Number	Collective Agreement
Facility	of Employees	Expiration Date
Canada:
Bethierville, Quebec	143	2005
Lac-Megantic, Quebec	162	2006
Lac-Megantic, Quebec	260	2007
Mississauga, Ontario	224	2004
New Westminster, British Columbia	119	2004
St. Romuald, Quebec	58	2005
St-Hyachinthe, Quebec	230	2007
Vaughan, Ontario	44	2005
United States:
Mobile, Alabama	63	2007
Richmond, Indiana	83	2007
South Bend, Indiana	43	2010
Laurel, Mississippi	577	2005
Toledo, Ohio	82	2005
Vandalia, Ohio	48	2006
Europe: (1)
Barnsley, England	242	n/a
Bridgwater, England	66	n/a
Hedingham, England	41	n/a
Middlesbrough, England	9	n/a
Bordeaux, France	80	n/a
Douvres, France	32	n/a
Orange, France	12	n/a
Africa:
South Africa	549	2004

Note:

(1)	Employees in many European countries participate in industry-wide unions with centralized bargaining. Local issues are, however, typically negotiated separately.

RISK FACTORS

     Masonite’s strategic focus is to expand and strengthen its core business of the manufacture and sale of doors, door components and door entry systems. A market strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within various markets and by expanding market coverage through geographic diversification. During the 1990’s, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite Corporation acquisition in 2001 added operations in Ireland, South Africa and South Korea. The Company’s 2003 annual sales outside North America exceeded $340 million.

     The Masonite group of companies obtains labour and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. The Company and most of its subsidiaries sell a significant portion of their products within their respective domestic markets at domestic market selling prices. In situations where import or export commitments are undertaken, the Company or its subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. Masonite’s policy is not to utilize exchange contracts for trading or speculative purposes. The amount of foreign exchange contracts outstanding at December 31, 2003 are described in Note 1(m) of the Company’s consolidated financial statements for the year ended December 31, 2003.

     Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that Masonite will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain markets.

     Almost 100% of the Company’s interest-bearing debt outstanding at December 31, 2003 carried a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 38% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 62% is effectively at fixed rate swaps as at December 31, 2003. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

     The geographic breadth of the Company’s facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes. The Company’s efforts to ensure environmental compliance include the review of its existing operations on an ongoing basis by its own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of Masonite’s due diligence review prior to completion of acquisitions. Masonite has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company’s ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

     Masonite provides credit to its customers in the normal course of business. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management’s expectations. Masonite does not generally require collateral. The Company’s credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite’s credit risk is further minimized by insuring a significant portion of total trade receivables through the use of credit insurance.

DESCRIPTION OF CAPITAL STRUCTURE

     The Company’s authorized share capital consists of an unlimited number of common shares and unlimited number of first preference shares, issuable in series. Holders of common shares are entitled to one vote per share at meetings of shareholders and to receive dividends, if, as and when declared by the Board of Directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of common shares. Holders of common shares have no pre-emptive redemption, exchange or conversion rights. The preferred shares are non-voting, except as required by law, and will have such rights, privileges and restrictions as will be fixed by the Board of Directors of the Company at the time of issue. The preferred shares are entitled to preference over the common shares with respect to the payment of dividends and distribution of the assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company for purposes of winding up its affairs. At December 31, 2003, there were 54,433,799 common shares issued and outstanding and no preferred shares outstanding.

     The Company’s senior secured debt has been rated as follows:

Agency(1)	Rating Assigned	Description of Rating
Standard and Poors’	BB+	Outlook Stable
Moody’s Investor Service	Ba2	Outlook Positive

Notes:

(1)	An obligation noted “BB” or “Ba2” is less vulnerable to non-payment than other speculative issues. However it faces major ongoing uncertainties or exposures to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The “plus” sign shows the relative standing within the rating category. A stable outlook means that the outing is not likely to change.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

     The Company’s common shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “MHM”. The price ranges and trading volume of Masonite’s common shares in 2003 on the Toronto Stock Exchange were as follows:

Month	Toronto Stock Exchange (Cdn. $)
	High	Low	Volume
January	$29.39	$26.00	2,731,399
February	$29.09	$24.32	4,161,827
March	$24.70	$20.15	3,736,536
April	$24.60	$20.35	4,346,768
May	$27.65	$24.25	4,526,741
June	$28.95	$26.78	3,074,057
July	$28.85	$25.80	2,255,638
August	$29.20	$27.40	3,117,349

Month	Toronto Stock Exchange (Cdn. $)
	High	Low	Volume
September	$32.00	$29.00	3,062,059
October	$32.81	$29.00	4,241,179
November	$32.05	$29.10	2,420,514
December	$34.80	$31.02	4,183,150

DIVIDENDS

     The Company has not declared any dividends on its common shares in each of the three most recently completed financial years. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements, the financial condition of the Company and other relevant factors including restrictions contained in the Company’s banking facilities.

DIRECTORS AND OFFICERS

     The following table and associated notes set forth as at the date hereof the name of each director and executive officer of the Company and certain senior managers of the Company, their municipalities of residence, their respective principal occupations and, where applicable, their membership on an executive committee of the Board of Directors. In addition, it indicates the period during which each director has served as a director of the Company or its predecessor. As a group, based on information provided to the Company by each director, executive officer, and senior manager listed below, all directors, executive officers and the senior managers of the Company listed below beneficially owned, directly or indirectly, or exercised control or direction over a total of 1,981,996 common shares of the Company as at May 3, 2004, representing approximately 3.6% of the outstanding common shares. The terms of office of all of the directors of the Company expire at the termination of the next annual meeting of shareholders or until their successor is elected or appointed.

	Director of the Company or	Present principal occupation (including
Name and municipality of residence	its predecessor since	positions held with the Company)(5)
HOWARD L. BECK, Q.C.(1)(2)(3) Toronto, Ontario, Canada	April 24, 1990	Corporate Director
JOHN J. BERTON(1) Toronto, Ontario, Canada	May 13, 1991	President, Starlaw Holdings Limited (private investment company)
JOHN M. CASSADAY(1) Toronto, Ontario, Canada	August 3, 1993	President and Chief Executive Officer, Corus Entertainment Inc.
PETER A. CROSSGROVE, C.M. (2)(3) Toronto, Ontario, Canada	October 27, 1989	Chairman of Board, Corporate Director
FREDRIK S. EATON, O.C., O. Ont.(3) Toronto, Ontario, Canada	August 10, 1994	Chairman, White Raven Capital Corp. (holding company)
ALAN R. McFARLAND(2) New York, New York, USA	March 24, 1994	Managing Member, McFarland Dewey & Co., LLC (investment bank)
PHILIP S. ORSINO, F.C.A., O.C. Toronto, Ontario, Canada JOSEPH L. ROTMAN(1) Toronto, Ontario, Canada	October 27, 1989 May 27, 1994	President and Chief Executive Officer Chairman and CEO, Roy-L Capital Corporation (private family investment company)
SAUL M. SPEARS(3) Toronto, Ontario, Canada	December 17, 1979	Corporate Director

	Director of the Company or	Present principal occupation (including
Name and municipality of residence	its predecessor since	positions held with the Company)(5)
PAUL A. BERNARDS, C.A., C.P.A. Toronto, Ontario, Canada		Vice President and Corporate Controller
BRENDA L. BROGDEN, C.G.A.(4) Terra Cotta, Ontario, Canada		Director, Administration
WILFRED A. CURTIS Toronto, Ontario, Canada		Vice President, Risk Management
JAMES U. MORRISON Tampa, Florida, USA		Executive Vice President and Group Chief Operating Officer
LAWRENCE P. REPAR Mississauga, Ontario, Canada		Executive Vice President and Group Chief Operating Officer
LEO E. SERIO, C.G.A. Oakville, Ontario, Canada		Vice President, Sourcing and Procurement
ROBERT V. TUBBESING, C.A. Toronto, Ontario, Canada		Vice President and Chief Financial Officer
HARLEY ULSTER, L.L.B. Toronto, Ontario, Canada		Executive Vice President, General Counsel and Corporate Secretary
CHRISTOPHER A. VIROSTEK, C.A., C.P.A.(4) Mississauga, Ontario, Canada		Controller, Financial Reporting

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Human Resource and Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Senior Manager.

(5)	Information provided with respect to the principal occupation of each director is based on information furnished to the Company by such director. All of the above directors and executive officers have held their present principal occupations or executive positions with the same or associated firms for the past five years, except as indicated below.

Paul A. Bernards	Prior to May 2000, Corporate Controller of the Company;

Brenda L. Brogden	Prior to May 2003, Director of Corporate Accounting of the Company;

James U. Morrison	Prior to September 2001, Executive Vice President and General Manager, Building and Industrial Products, Masonite Corporation;

Christopher A. Virostek	Prior to May 2003, Financial Controller of the Company and prior to March 2002, Audit Manager in public accounting practice

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

LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

TRANSFER AGENT AND REGISTRARS

     The Company’s transfer agent in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

     The Company’s transfer agent in the U.S. is Computershare Trust Company, Inc.

AUDIT MATTERS

Audit Committee

     The members of Masonite’s audit committee are Howard L. Beck, John J. Berton, John M. Cassaday and Joseph L. Rotman. Each of the members of Masonite’s audit committee is independent and financially literate for the purposes of applicable Canadian and U.S. securities legislation. Reference is made to Masonite’s Management Information Circular dated March 26, 2004 relating to the Company’s annual meeting of shareholders held on May 3, 2004 for information about the mandate of the audit committee and the experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member.

     The Board of Directors of the Company has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. John Cassaday has been determined by the board of Masonite to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and applicable Canadian regulatory requirements and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Masonite and applicable Canadian regulatory requirements. The SEC has indicated that the designation of Mr. Cassaday as an audit committee financial expert does not make Mr. Cassaday an “expert” for any purposes, impose any duties, obligations or liability on Mr. Cassaday, that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Audit and Related Fees

     For the year ended December 31, 2003, fees for audit and related services provided by KPMG LLP, Masonite’s independent external auditors to Masonite were $1,130,000 (2002 — $985,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2003 were $1,076,000 (2002 — $925,000). Details are shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$1,067,000	$812,000
Audit Related Fees	$63,000	$173,000
Tax Fees	$1,076,000	$925,000
All Other Fees	Nil	Nil

Total:	$2,206,000	$1,910,000

     Audit Fees

     Audit fees were for professional services rendered by KPMG LLP for the audit of Masonite’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees

     Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. These services primarily consisted of reviewing documents related to due diligence services for business acquisitions and business divestitures.

     Tax Fees

     Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

     All Other Fees

     In 2003 and 2002, no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Pre-Approval Policies and Procedures

     It is within the mandate of Masonite’s audit committee to approve all audit and non-audit related fees. The audit committee has pre-approved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The audit committee will be informed routinely as to the non-audit services actually provided by the auditors pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Masonite maintains a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by Masonite is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, in a timely manner. Under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, Masonite has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, Masonite’s Chief Executive Officer and Chief Financial Officer concluded that Masonite’s system of disclosure controls and procedures is effective.

Change in Internal Controls Over Financial Reporting

     Masonite maintains a system of internal controls over financial reporting. There were no changes in Masonite internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Masonite’s internal control over financial reporting.

CODE OF ETHICS

     Masonite has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. The Code of Ethics is available on the Company’s website at www.masonite.com and in print to any shareholder who requests them. All amendments to the code, and all waivers of a code with respect to any of the persons covered by it, will be posted on the Company’s website and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

     The Company has adopted corporate governance guidelines and established committees regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; and management succession. The guidelines and board committee charters are available on the Company’s website at www.masonite.com. Although the Company files as a foreign private issuer in the United States, Masonite is in compliance with the listing requirements of the New York Stock Exchange as they apply to U.S. domestic issuers.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 5, 7, 11 and 12 to the consolidated financial statements.

ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management Information Circular dated March 26, 2004 with respect to the annual and special meeting of shareholders held on May 3, 2004. Additional financial information is provided in the Company’s consolidated financial statements for the year ended December 31, 2003, together with the accompanying report of the auditors, as well as the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period.

     Additional information about the Company may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

     This Annual Information Form and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

DOCUMENT 2

MASONITE INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003 and 2002 (In thousands of United States dollars, except earnings per share)

	2003	2002
Sales	$1,777,238	$1,619,516
Cost of sales	1,380,178	1,254,208

	397,060	365,308
Selling, general and administration expenses	162,166	155,513

Income before the undernoted	234,894	209,795
Depreciation and amortization	48,561	44,855
Interest	35,536	43,767
Gain on refinancing, net (note 7)	—	(2,990)
Other expense (income)	3,145	(998)

Income before income taxes and non-controlling interest	147,652	125,161
Income taxes (note 13)	34,464	27,951
Non-controlling interest	5,517	7,667

Net income	$107,671	$89,543

Earnings per share (note 15):
Basic	$2.00	$1.70
Diluted	$1.95	$1.65

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31, 2003 and 2002 (In thousands of United States dollars)

	2003	2002
Retained earnings, beginning of year	$295,854	$206,311
Net income	107,671	89,543

Retained earnings, end of year	$403,525	$295,854

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002 (In thousands of United States dollars)

	2003	2002
Assets
Current assets:
Cash	$129,676	$47,644
Accounts receivable	258,264	197,927
Inventories (note 3)	321,145	293,878
Prepaid expenses	17,185	11,289
Current future income taxes (note 13)	29,318	32,768

	755,588	583,506
Property, plant and equipment (note 4)	752,110	711,601
Goodwill	130,475	124,001
Other assets (note 5)	46,663	36,569
Long-term future income taxes (note 13)	8,315	7,114

	$1,693,151	$1,462,791

MASONITE INTERNATIONAL CORPORATION

	2003	2002
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 6)	$6,608	$3,830
Accounts payable and accrued liabilities	301,484	241,292
Income taxes payable	27,013	4,671
Current portion of long-term debt (note 7)	35,498	35,582

	370,603	285,375
Long-term debt (note 7)	447,260	498,000
Long-term future income taxes (note 13)	106,662	98,744
Non-controlling interest	35,986	28,231
Shareholders’ equity:
Share capital (note 8)	266,870	257,325
Contributed surplus (note 8(a))	191	—
Retained earnings	403,525	295,854
Cumulative translation adjustments (note 10)	62,054	(738)

	732,640	552,441
Commitments (note 11)
Guarantees and contingencies (note 12)

	$1,693,151	$1,462,791

See accompanying notes to consolidated financial statements.

On behalf of the Board:

-s- Peter A. Crossgrove	-s- Philip S. Orsino

Peter A. Crossgrove	Philip S. Orsino
Director	Director

MASONITE INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2002. (In thousands of United States dollars)

Cash provided by (used in):

	2003	2002
Operating activities:
Net income	$107,671	$89,543
Items not involving cash:
Depreciation and amortization	48,561	44,855
Accretion of interest	—	7,840
Gain on refinancing, net	—	(2,990)
Loss (gain) on sales of assets	2,385	(441)
Equity from investments	760	(557)
Stock based compensation	191	—
Future income taxes	9,082	12,044
Pension and post retirement	(4,715)	594
Non-controlling interest	5,517	7,667

	169,452	158,555

Change in non-cash operating working capital:
Accounts receivable	(62,290)	11,538
Inventories	(29,769)	(30,967)
Income taxes	23,125	7,551
Prepaid expenses	(5,977)	860
Accounts payable and accrued liabilities	60,231	4,683

	154,772	152,220

Financing activities:
Increase (decrease) in bank and other indebtedness	2,357	(101,547)
Proceeds from issuance of common shares	9,545	10,082
Proceeds from issuance of long-term debt	—	550,000
Repayment of long-term debt	(51,140)	(636,462)

	(39,238)	(177,927)

Investing activities:
Proceeds from sale of assets	13,947	103,095
Additions to property, plant and equipment	(49,454)	(43,503)
Acquisitions (note 2)	(4,476	(15,991)
Other investing activities	(8,748	(21,804)

	(48,731)	21,797

Net foreign currency translation adjustment	15,229	10,943

Increase in cash	82,032	7,033
Cash, beginning of year	47,644	40,611

Cash, end of year	$129,676	$47,644

Supplemental cash flow information (note 14)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

The primary business activity of Masonite International Corporation (“the Company”) is the manufacture and sale of doors, door components and door entry systems.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. Intercompany accounts and transactions have been eliminated upon consolidation.

(b)	Cash:

Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

(c)	Inventories:

Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost (comprised of materials and conversion costs) and net realizable value. Cost is determined on a first-in, first-out basis. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience.

(d)	Investments:

Long-term investments over which the Company has significant influence are recorded on the equity basis. The investments include the Company’s share of undistributed earnings since acquisition and are reduced by the Company’s share of dividends paid. Investments are written down when there is evidence that a decline in value is other than temporary. Equity income is included in other income on the consolidated statements of income.

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

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Impairment recognized, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Specified criteria must be met for classifying an asset as held-for-sale. In addition, assets classified as held-for-sale which must be measured at the lower of their carrying amounts or fair value, net of estimated disposal costs.

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

Effective January 1, 2002, goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill.

The Company has applied the above standards to all business combinations. No adjustment to the carrying value of goodwill was required as a result of a transitional goodwill impairment test conducted January 1, 2002 and no reclassification from goodwill to intangibles was required on that date.

The Company has completed the annual impairment test for its reporting units and has determined that there is no impairment of goodwill. Accumulated amortization of goodwill is $12,382.

(g)	Deferred Charges:

Deferred charges primarily represent deferred financing costs, patents and trademarks. Deferred financing costs are amortized over the term of the loan. Patents and trademarks are amortized over their expected useful life.

MASONITE INTERNATIONAL CORPORATION

(h)	Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded to reduce future tax assets to an amount that is anticipated to be realized on a more likely than not basis.

(i)	Employee future benefits:

The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management’s best estimates of the pension plans’ expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of the members. The average remaining service life of the members is 13 years for the pension plan and 15 years for the other employee post retirement benefits plan for 2003 and 2002.

Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The difference between pension cost, determined on an accounting basis, and the funding of pension costs, as required by regulatory authorities, gives rise to a timing difference in the recognition of pension expense, which appears on the consolidated balance sheets as a pension asset (note 5).

When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs.

The Company is responsible for continuing to provide health care and life insurance benefits for certain retired employees. The amount of the accumulated post-retirement benefits obligation has been actuarially determined and benefit costs are charged against the obligation as incurred.

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

(j)	Earnings per share:

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k)	Currency translation:

The accounts of certain self-sustaining foreign operations of the Company are maintained in functional currencies other than the U.S. dollar. Assets and liabilities have been translated into U.S. dollars at exchange rates prevailing at the end of the year and results of operations at the average exchange rates for the period. Unrealized exchange gains and losses arising on the translation of the financial statements of the Company’s non-U.S dollar functional currency operations are accumulated in the cumulative translation adjustments account in shareholders’ equity.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the net realizable value of inventories, the determination of obligations under employee future benefit plans, the determination of stock-based compensation, the determination of fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets as well as determination of impairment thereon, and recoverability of future income tax assets. Actual results could differ from those estimates.

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

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair values because of the near-term nature of these instruments.

The carrying values of interest-bearing amounts, including long-term debt, approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

MASONITE INTERNATIONAL CORPORATION

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

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers and the availability of credit insurance.

In determining the amount of the allowance, factors including, but not limited to, the following are considered: the aging of the receivables, customer and industry concentrations, current business environment, credit insurance available and historical experience. Credit risk exists in the Company’s interest rate swap agreement in the event of nonperformance by the counterparty; however, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

(iii)	Financial instruments:

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

(iii)	Financial instruments (continued):

Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. The forward premium or discount on forward currency exchange contracts is amortized over the term of the forward contract. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At year-end, the unrealized gain or loss associated with these financial instruments has not been reflected in the consolidated financial statements In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred and amortized over the original contractual life of the hedging item.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. At December 31, 2003, unrealized gains totalled $625 (2002 - $1,501) and unrealized losses totalled $1,353 (2002 - $489). In 2003, the Company had forward contracts in place to sell UK pound sterling in the amount £6,000 in exchange for U.S. dollars over a period of 12 months at an average exchange rate of $1.6666; and £18,000 in exchange for euros over a period of 12 months at an average exchange rate of £1.4071. In addition, the Company had forward contracts in place to sell U.S. dollars in exchange for Canadian dollars in the amount of U.S. $2,000 over a period of 5 months at an average exchange rate of $1.5980.

(n)	Stock-based compensation:

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method.

Prior to January 1, 2003, the Company accounted for stock options that were settled by the issuance of common shares as capital transactions and no compensation cost was recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included. Pro forma compensation cost under the fair value method is amortized over the vesting period.

MASONITE INTERNATIONAL CORPORATION

Effective January 1, 2003, the Company adopted the revised guidance for stock based compensation, which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees, and non-employees. The Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003, and accordingly, has recorded the compensation expense in the year. The estimated fair value of the stock option awards is amortized to income on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model.

(o)	Revenue recognition:

Revenue is recognized when persuasive evidence of an arrangement exists, performance has occurred, the earnings process is complete and title has passed to the customer. The Company has no further performance obligations other than its customary manufacturing warranty.

(p)	Recently issued accounting standards:

In 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entites (“AcG 15”). AcG 15 requires the consolidation of variable interest entities (“VIEs) by the primary beneficiary. A VIE is an entity which has insufficient equity at risk to finance its operations without additional subordinated financial support from other parties, and/or an entity for which the group of holders of the equity investment at risk lack one or more specified characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. AcG 15 is effective for the Company’s 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In 2003, the Emerging Issues Committee of the CICA issued new guidance on revenue recognition. This guidance is consistent with United States GAAP. It is effective for the Company beginning January 1, 2004. The Company does not expect that this guidance will have a significant effect on its revenue recognition practices.

In 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company’s 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”). AcG 13 establishes new criteria for hedge

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

1.	Significant accounting policies: (continued)

accounting and is effective for the Company’s 2004 fiscal year. The Company has reassessed all hedging relationships to determine whether the criteria are met and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. All significant current hedging relationships have been adequately documented and effectiveness has been assessed in order to comply with the requirements to continue to apply hedge accounting when AcG 13 becomes effective.

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations” which is effective for fiscal years beginning on or after January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it will have no significant impact on the financial statements of the Company.

2.	Acquisitions and disposals:

The following is a summary of acquisitions in 2003 and 2002:

	2003	2002
Current assets, less cash of $57 (2002 - $677)	$1,986	$8,894
Property, plant and equipment	602	53,274
Other assets	—	479
Goodwill	2,801	2,683
Current liabilities assumed	(1,614)	(3,706)
Long-term debt assumed	(151)	(25,040)
Future income taxes	(78)	8,581

	3,546	45,165
Non-controlling interest	—	8,681
Cost of original equity investment	—	(27,995)

	$3,546	$25,851

Consideration:
Cash	$2,934	$15,991
Common shares	—	9,060
Note payable	612	800

	$3,546	$25,851

MASONITE INTERNATIONAL CORPORATION

During 2003, the Company purchased 100% of the shares of a door pre-hanger for consideration of $3,546 and increased its ownership percentage in a less than wholly owned subsidiary for cash consideration of $1,542. The note payable issued as consideration in 2003 is non-interest bearing and is payable over 3 years.

In 2003, the Company disposed of the net assets of its Lisbon Falls manufacturing facility located in the U.S. for cash consideration of $9,739. The Company also disposed of its interest in another less than wholly owned subsidiary for cash consideration of $192.

During 2002, the Company purchased the remaining interest in four less than wholly owned companies and acquired the shares of one company. Consideration for these acquisitions was paid in a combination of cash, common shares of the Company and a note payable. The note payable issued as consideration in 2002 was paid in 2003.

Of the total goodwill of $2,801 (2002 - $2,683), $Nil (2002 - $2,683) is related to the North American segment. It is expected that $612 (2002 -$2,683) will be deductible for income tax purposes. None of this goodwill was amortized.

3.	Inventories:

	2003	2002
Raw materials	$198,552	$176,940
Finished goods	122,593	116,938

	$321,145	$293,878

4.	Property, plant and equipment:

			2003
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$49,277	$–	$49,277
Buildings	217,082	35,923	181,159
Machinery and equipment	709,833	188,159	521,674

	$976,192	$224,082	$752,110

			2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$46,200	$–	$46,200
Buildings	202,455	28,777	173,678
Machinery and equipment	633,027	141,304	491,723

	$881,682	$170,081	$711,601

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

5.	Other assets:

	2003	2002
Deferred charges, less accumulated amortization of $1,834 (2002 - $702)	$11,442	$9,822
Equity investments	15,334	13,551
Long-term receivables	11,345	9,942
Pension asset (note 9(a))	8,542	3,254

	$46,663	$36,569

Included in long-term receivables is $6,997 (2002 - $7,442) receivable over the next nine years pursuant to a royalty agreement and a $2,500 non-interest bearing receivable due in 2005.

In 2003, the Company increased its equity interest in the shares of a door manufacturing and distribution facility headquartered in Israel for consideration of $1,072. During 2002, the Company made an equity investment in the shares of a door component manufacturing entity for consideration of $9,600.

6.	Bank indebtedness:

The Company has a $100,000 revolving term loan available as part of its banking arrangements. The loan bears interest at LIBOR plus 2.25% and is secured by fixed and floating charges over substantially all the Company’s assets. There were no amounts outstanding on this loan at December 31, 2003 or 2002. Certain of the Company’s subsidiaries also have credit facilities with local lenders. These facilities are secured by a fixed and floating charge over the assets of the respective subsidiaries and are non-recourse to the parent company.

7.	Long-term debt:

	2003	2002
Bank term loan, bearing interest at LIBOR plus 2.25% (2002 - 2.5%), due August 31, 2006	$34,418	$68,798
Bank term loan, bearing interest at LIBOR plus 2.75% (2002 - 2.75%), due August 31, 2008	425,181	435,156
Bank term loan, bearing interest at LIBOR plus 2.75% (2002 - 3.50%), due June 28, 2007	20,000	25,000
Other loans, at various interest rates and maturities	3,159	4,628

	482,758	533,582
Less current portion	35,498	35,582

	$447,260	$498,000

MASONITE INTERNATIONAL CORPORATION

7.	Long-term debt: (continued)

The aggregate amount of principal repayments required in each of the next five years is as follows:

2004	$35,498
2005	19,705
2006	9,950
2007	114,441
2008	302,632

Interest on long-term debt for the year ended December 31, 2003 was $31,953 (2002 - $34,553).

The Company has entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. At December 31, 2003, a total of $293,750 (2002 - $318,750) of floating rate debt has been converted into fixed rate debt at a weighted average interest rate of 7.6% (2002 - 7.5%). These agreements mature at various dates through 2006. At December 31, 2003, these agreements had a fair value of $274,585 (2002 - $293,959).

Additional repayment of bank term loans may be required depending on the generation of excess cash flow as defined in the credit agreement. The bank facilities are secured by fixed and floating charges over substantially all of the Company’s assets.

In July of 2002, the Company entered into an amended and restated credit agreement that constituted a settlement of the previous bank facilities resulting in the write off of financing costs of $17,566. The Company used the proceeds from the refinancing to retire existing indebtedness that had a carrying amount of $125,556 for $105,000 resulting in a gain on settlement of $20,556.

8.	Share capital:

	2003	2002
Authorized:
Unlimited first preference shares, issuable in series and non-voting with rights, privileges and restrictions to be fixed by the directors
Unlimited common shares
Issued:
54,433,799 common shares (2002 - 53,409,349)	$266,870)	$257,325

In May 2003, the Company’s shareholder rights plan expired and was not renewed.

(a) Stock option plans

The Company provides a stock option plan to allow management and key employees to purchase shares of the Company. At December 31, 2003, options to purchase 2,743,750 common shares (2002 - 3,657,200) at an average option price of $12.20 (2002 - $9.30) per share were outstanding. The term of each option is 10 years and the vesting period is three years. The exercise price for options is the closing share price of the Company on The Toronto Stock

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

8.	Share capital: (continued)

Exchange on the day prior to the grant date. The options have expiry dates through 2013. The number of options exercisable at December 31, 2003 was 2,461,840 (2002 - 3,233,425) at an average price of $11.52 (2002 - $8.67). During the year, 113,000 options (2002 - 632,500) were granted at an average exercise price of $20.08 (2002 - $14.11) per share and 2,000 (2002 - 77,000) options were forfeited at an average exercise price of $15.90 (2002 - $9.09). A total of 1,024,450 common shares (2002 - 1,208,800) were exercised under the option plan at an average price of $9.32 (2002 - $6.96) per share for proceeds of $9,545 (2002 - $8,412).

In 2003, the Company adopted on a prospective basis requirements for fair value accounting for stock based compensation. The weighted average assumptions used in the determination of the fair value of stock based compensation are as follows:

	2003	2002
Risk-free rate	4.4%	5.3%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	32%	32%
Expected option life (in years)	5	7
Weighted-average grant date fair values of options issued	$7.23	$6.42

For options granted in 2003, the Company recognized $191 relating to the fair value of the compensation. For options granted in 2002, the pro forma disclosure relating to the fair value of the compensation is as follows:

	2003	2002
Net income as reported	$107,671	$89,543
Deduct: Stock-based compensation costs using fair-value method, net of tax	(1,060)	(1,697)

Pro forma net income	$106,611	$87,846

	2003		2002
Net income per share:
Basic – as reported	$2.00	$	1.70
Basic – pro forma	$1.98	$	1.67
Diluted – as reported	$1.95	$	1.65
Diluted – pro forma	$1.93	$	1.62

MASONITE INTERNATIONAL CORPORATION

8.	Share capital: (continued)

Information with respect to outstanding options is as follows:

Options outstanding				Options exercisable
		Average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractural	exercise	Number	exercise
price	outstanding	life (years)	price	exercisable	price
$6.67-$9.88	761,900	2.13	$8.77	761,900	$8.77
10.11-12.65	1,244,000	4.14	11.07	1,244,000	11.07
17.02-21.14	737,850	8.88	17.65	455,940	17.36

	2,743,750			2,461,840

During 2002, the Company issued 623,571 common shares with an ascribed value of $9,060 in connection with the acquisitions described in note 2. Also in 2002 an additional 125,000 shares with an ascribed value of $1,921 were issued in connection with a previous acquisition, which has been included in goodwill.

In 2002, 200,000 warrants for common shares at $8.35 per share were exercised for proceeds of $1,670. There were no warrants outstanding at December 31, 2003 or 2002.

(b) Other stock-based compensation plan

In 2003, the Company adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plan for certain key senior executives. Under this plan, the RSU’s vest over three years and the DSU’s vest immediately, but are payable only on retirement. Both instruments are settled in cash. The Company records compensation expense for RSU’s evenly over the three year vesting period and for DSU’s immediately. Total compensation expense recorded was $3,588 in 2003, (2002 - $Nil).

9.	Employee future benefits:

(a) Defined contribution plans:

For certain subsidiaries the Company matches a portion of employee contributions to defined contribution retirement. Total contributions by the Company in 2003 were approximately $5,322 (2002 - $2,845).

(b) Defined benefit plans:

Certain of the Company’s subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company’s defined benefit plans is as follows:

	2003	2002
Fair value of plan assets, beginning of year	$57,163	$48,780
Actual return on plan assets	9,827	8,383
Benefits paid	(1,883)	—

Fair value of plan assets, end of year	$65,107	$57,163

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

9.	Employee future benefits: (continued)

	2003	2002
Accrued benefit obligation, beginning of year	$50,514	$45,637
Current service cost	1,730	1,623
Interest cost	3,399	3,528
Actuarial loss	12,212	2,781
Benefits paid	(1,883)	—
Plan amendments	—	1,777
Curtailments	(9,407)	(4,832)

Accrued benefit obligation, end of year	$56,565	$50,514

Plan funded status:
Surplus, end of year	$8,542	$6,649
Unrecognized prior service cost	—	1,193
Unrecognized net gain	—	(4,588)

Pension asset, end of year	$8,542	$3,254

Pension expense:
Current service cost	$1,730	$1,623
Interest cost	3,399	3,528
Expected return on plan assets	(3,974)	(3,655)
Net amortization of prior service cost and curtailments	95	(1,616)
Curtailment gain	(6,538)	—

Net pension income	$(5,288)	$(120)

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows (weighted average assumptions as at December 31):

Discount rate	6.00%	6.75%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	Nil	4.50%

The Company also maintains certain other defined benefit plans, principally in the U.K. which have been curtailed in prior years and for which the net pension liability is not significant.

MASONITE INTERNATIONAL CORPORATION

9.	Employee future benefits: (continued)

(c) Post-retirement benefits

Certain of the Company’s subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company’s post retirement benefit plans is as follows:

	2003	2002
Accrued benefit obligation, beginning of year	$5,095	$3,476
Current service cost	306	429
Interest cost	267	283
Actuarial loss (gain)	(450)	907

Accrued benefit obligations, end of year	$5,218	$5,095

Plan funded status:
Deficit, end of year	$(5,218)	$(5,095)
Unrecognized net loss	454	904

Accrued benefit liability, end of year	$(4,764)	$(4,191)

Accrued benefit liabilities are included in accounts payable and accrued liabilities.

	2003	2002
Other future employee benefits expense:
Current service cost	$306	$429
Interest cost	267	283
Amortization of net loss	—	2

Other future employee benefits expense	$573	$714

The discount rate used in measuring the Company’s accrued benefit obligation is 6.00% (2002 - 6.75%). A 5.00% annual rate of increase in the per capita cost of covered health care was assumed.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. This Legislation expanded Medicare to include, for the first time, coverage for prescription drugs. The Company sponsors retiree medical programs for certain of its locations and the Company expects that this legislation will eventually reduce the Company’s cost for some of these programs. At present, no analysis of the potential reduction in the Company’s costs or obligations has been performed. Under the Company’s accounting policy, the financial effect of this legislation is to be reflected during fiscal 2004.

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

10.	Cumulative translation adjustments:

This account represents the cumulative unrealized foreign currency translation gain on the Company’s net investment in self-sustaining foreign operations. Changes during the year are as follows:

	2003	2002
Balance, beginning of year	$(738)	$(37,351)
Unrealized gain on translation of net investments	62,792	36,613

Balance, end of year	$62,054	$(738)

11.	Commitments:

Future minimum payments, by year, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

2004	$14,893
2005	9,763
2006	6,885
2007	5,368
2008	3,832
Thereafter	10,982

$51,723

12.	Guarantees and Contingencies:

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

The company is a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8.9 million. The counterparty to the transaction is required to replace the Company’s letters of credit by March 2004. In the event that the counterparty does not replace the Company’s letters of credit by that date, the Company’s liability as a guarantor could be invoked. No liability has been recorded with respect to this guarantee as the likelihood of non-performance is remote. In addition, the Company would have full legal recourse and holds certain collateral in the form of outstanding accounts payable that could be used to offset amounts paid.

MASONITE INTERNATIONAL CORPORATION

13.	Income taxes:

	2003	2002
Current	$25,382	$15,907
Future	9,082	12,044

	$34,464	$27,951

The effective rates of income taxes provided in the consolidated statements of income vary from the combined Canadian federal and provincial statutory income tax rates as follows:

		2003		2002
		% of		% of
		pre-tax		pre-tax
	Amount	income	Amount	income
Income tax computed at statutory income tax rate	$52,859	35.8	$47,186	37.7
Reduction in rate of tax due to income earned in foreign jurisdictions	(14,197)	(9.6)	(14,899)	(11.9)
Reduction for manufacturing and processing in Canada	(671)	(0.5)	(715)	(0.6)
Change in valuation allowance	(1,484)	(1.0)	(974)	(0.8)
Gain on refinancing, net	—	—	(2,500)	(2.0)
Other	(2,043)	(1.4)	(147)	(0.1)

	$34,464	23.3	$27,951	22.3

Future income tax assets arise from available income tax losses and future income tax deductions. The Company’s ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as presented below:

	2003	2002
Future tax assets:
Non-capital loss carryforwards	$31,502	$31,779
Capital loss carryforwards	3,111	—
Intangibles	4,271	9,076
Expenses not currently deductible for tax purposes	29,318	31,526
Other	4,093	—

	72,295	72,381
Valuation allowance	(8,732)	(6,957)

	63,563	65,424
Future tax liabilities:
Plant and equipment	(116,886)	(105,572)
Pension asset	(3,417)	(1,302)
Other	(12,289)	(17,412)

	(132,592)	(124,286)

Net future tax liability	$(69,029)	$(58,862)

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2002 and 2002 (In thousands of United States dollars, except per share amounts)

14.	Supplemental cash flow information:

	2003	2002
Interest paid	$38,704	$33,342
Income taxes paid	16,925	14,215
Income tax refunds	14,979	5,300
Common shares issued in connection with business combinations	—	10,981
Notes issued in connection with business combinations	612	800

15.	Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2003	2002
Net income	$107,671	$89,543

Weighted average number of common shares outstanding:
Basic	53,857,000	52,628,000
Effect of share options and warrants	1,462,000	1,694,000

Diluted	55,319,000	54,322,000

Earnings per share:
Basic	$2.00	$1.70
Diluted	1.95	1.65

In 2003 and 2002, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the reporting year.

MASONITE INTERNATIONAL CORPORATION

16.	Segmented information:

The Company manages its operations on a geographic basis and determines its operating segments accordingly. The performance of the geographic segments is monitored on the basis of sales and operating income. In 2003, the Company modified the manner in which the geographic segments are aggregated. Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

Geographic segment data	2003	2002
Sales:
North America	$1,434,055	$1,325,396
Europe and other	380,573	320,018
Intersegment	(37,390)	(25,898)

	$1,777,238	$1,619,516

Operating income:
North America	$179,142	$165,331
Europe and other	37,580	28,511

	$216,722	$193,842

Expenses:
General	30,389	28,902
Interest	35,536	43,767
Other expense (income)	3,145	(998)
Debt extinguishment costs	–	(2,990)
Income taxes	34,464	27,951
Non-controlling interest	5,517	7,667

	109,051	104,299

Net income	$107,671	$89,543

Identifiable assets:
North America	$1,088,486	$1,029,127
Europe and other	358,962	327,918
Corporate assets, including cash	245,703	105,746

	$1,693,151	$1,462,791

The Company derives revenue from two major product lines, interior and exterior products as follows:

Product line segment data	2003	2002
Sales:
Interior products	$1,164,563	$1,074,826
Exterior products	612,675	544,690

	$1,777,238	$1,619,516

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

16.	Segmented information: (continued)

Included in sales in 2003 and 2002 are export sales from North America of $15,987 and $16,716, respectively, and from Europe and other of $42,597 and $40,761, respectively. Transfers between geographic regions and product lines are accounted for at the same prices as sales to customers outside the enterprise. Included in sales in 2003 and 2002 are sales from facilities in Canada to all external customers of $380,000 and $369,000, respectively. Included in sales in 2003 and 2002 are sales to one customer of $378,000 and $334,000, respectively. Depreciation and amortization in 2003 and 2002 in North America was $32,890 and $32,381, respectively, and in Europe and other was $15,671 and $12,474, respectively.

Capital assets employed in Canada, North America and Europe and other in 2003 were $84,163, $473,230 and $278,880, respectively, and in 2002 were $73,983, $460,601 and $251,000, respectively. Capital expenditures in North America and Europe and other in 2003 were $38,705 and $10,749, respectively, and 2002 were $35,216 and $8,287, respectively. Equity investments in North America and Europe and other in 2003 were $11,381 and $3,953, respectively, and in 2002 were $10,230 and $3,321, respectively. Goodwill in Canada, North America and Europe and other in 2003 was $26,442, $120,578 and $9,897, respectively, and in 2002 was $23,117, $119,292 and $4,709, respectively.

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

If United States GAAP were applied, net income for the year would be adjusted as follows:

	2003	2002
Net income based on Canadian GAAP	$107,671	$89,543
Effect of SFAS 133, net of tax	2,318	(13,835)

Net income based on United States GAAP	$109,989	$75,708

Earnings per share under United States GAAP	$2.04	$1.44
Diluted earnings per share under United States GAAP	1.99	1.39

U.S. Accounting Standard SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Since the criteria under United States GAAP was not met prior to the establishment of these financial instruments, any change in fair value of these financial instruments is reported in income. The Company has complied with this criteria under Canadian GAAP (see note 1(m)).

MASONITE INTERNATIONAL CORPORATION

17.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

United States GAAP requires that depreciation and amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of income before depreciation and amortization.

Comprehensive income under United States GAAP is as follows:

	2003	2002
Net income based on United States GAAP	$109,989	$75,708
Foreign currency translation adjustment	62,792	36,613

Comprehensive income based on United States GAAP	$172,781	$112,321

Consolidated balance sheets:

As a result of the differences in the method of adoption of CICA recommendations and SFAS 109, “Accounting for Income Taxes”, at December 31, 2003, goodwill on acquisitions net of accumulated amortization and retained earnings would have increased by $9,651 in 2003 and 2002.

Recognition of the Company’s financial instruments pursuant to SFAS 133 on the consolidated balance sheets would have increased current assets by $584 (2002 - $1,012), current liabilities by $210 (2002 - $380), long-term liabilities by $19,165 (2002 - $24,791), non-controlling interest by $154 (2002 - $201), long-term future tax assets by $6,324 (2002 - $9,421) and decreased retained earnings by $12,621 (2002 - $14,939).

Consolidated statements of cash flows:

United States GAAP does not permit the disclosure of a subtotal for cash provided by operating activities before the effect of changes in working capital.

Recently issued accounting standards:

In August 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company’s fiscal year commencing January 1, 2003. There was no significant impact on the Company’s financial position, results of operations or cash flows upon adoption of this standard.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires the recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Prior standards required only a commitment to an exit or disposal plan in order to recognize the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. There was no significant impact on the Company’s financial position, results of operations, or cash flows upon adoption of this standard.

MASONITE INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2003 and 2002. (In thousands of United States dollars, except per share amounts)

17.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued)

In November 2002, FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others”, which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company’s year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its financial statements. See note 12. The Company was not impacted by the measurement requirements of FIN 45 in 2003.

In January 2003, FASB issued FIN 46, “ Consolidation of Variable Interest Entities” which was revised in December 2003. FIN 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity’s activities or is entitled to receive a majority of the entity’s returns or both. The consolidation provisions of FIN 46 are effective for new variable interest entities created after January 31, 2003, and are applicable to existing entities of foreign private issuers as of January 1, 2004. This standard is not expected to have a significant impact on the Company’s financial statements under U.S. GAAP.

During 2003, the FASB issued SFAS No. 150. “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The standard is effective for the Company’s U.S. GAAP reporting for the year commencing January 1, 2004 and requires presentation as a liability for instruments that meet certain criteria. This standard is not expected to have a significant impact on the Company’s financial statements under U.S. GAAP.

MASONITE INTERNATIONAL CORPORATION

18.	Subsequent event:

On March 2, 2004, the Company completed the purchase of the entry door business of The Stanley Works. The purchase price was approximately $161 million and was settled in cash.

19.	Comparative figures:

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MASONITE INTERNATIONAL CORPORATION

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

     The Audit Committee of the Board of Directors is composed of unrelated directors and meets periodically with the independent auditors and management representatives to review the consolidated quarterly and annual financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP’s audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these financial statements.

-s- Philip S. Orsino	-s- Robert V. Tubbesing
Philip S. Orsino	Robert V. Tubbesing
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 10, 2004

MASONITE INTERNATIONAL CORPORATION

AUDITORS’ REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Masonite International Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Toronto, Canada
February 10, 2004
(except with respect to Note 18 which is as of March 2, 2004)

DOCUMENT 3

MASONITE INTERNATIONAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION HAS BEEN PREPARED BY MANAGEMENT AND IS A REVIEW OF THE COMPANY’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31,2002 BASED UPON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS SPECIFIED OTHERWISE.

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. NOTE 17 TO THOSE STATEMENTS DESCRIBES DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Overview of the Business Masonite International Corporation (“Masonite” or “the Company”) is one of the world’s largest manufacturers and merchandisers of doors, door components and door entry systems to the home improvement and home construction markets. Masonite operates over 75 facilities in 12 countries and has over 12,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

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

Subsequent Event On December 8, 2003, Masonite announced that a definitive agreement had been reached to acquire the residential entry door business of The Stanley Works (“Stanley”). This transaction was completed on March 2, 2004. The purchase price was approximately $161 million and was settled in cash. Stanley’s entry door business manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley’s entry door business annual sales are approximately $200 million. The acquisition was funded through incurrence of additional bank indebtedness.

MASONITE INTERNATIONAL CORPORATION

Selected Consolidated Financial Information

(thousands of dollars, except per share amounts)	2003	2002	2001
Operating Data
Sales	$1,777,238	$1,619,516	$1,421,602
Net income	107,671	89,543	39,460
Net income per share*
Basic	2.00	1.70	0.84
Diluted	1.95	1.65	0.84
Balance Sheet Data
Total assets	1,693,151	1,462,791	1,442,286
Long-term debt	447,260	498,000	591,419

*Based on weighted average number of common shares of the Company outstanding during the year.

Results of Operations Consolidated sales in 2003 increased 9.7%, or $157.7 million, to approximately $1.78 billion from sales of $1.62 billion in 2002. This represents the highest level of revenue ever reported by the Company. Over the last five years the Company’s revenues have increased at an annual compounded rate of 13.3% through a combination of acquisitions, gains in market share and new product introductions. Increased unit volume in 2003 primarily accounted for the year over year sales increase. Higher unit sales volumes were generated by a combination of factors that included execution of the Company’s all products sales strategy, continued strong demand for building products in most of Masonite’s principal markets and introduction of new products. Revenue generated by facilities in Masonite’s two principal geographic regions, North America and Europe and other, was approximately 81% and 19%, respectively, in 2003 compared to approximately 82% and 18% in 2002. The proportion of the Company’s sales in North America decreased slightly from 2002 primarily because of the increase in the exchange rates of the euro and U.K. pound sterling relative to the U.S. dollar over the last year. The proportion of revenues from interior and exterior products has remained unchanged at approximately 66% and 34%, respectively, in both 2003 and 2002.

Cost of sales, expressed as a percentage of sales, was 77.66% in 2003, an increase of 0.22% from 77.44% in 2002. This slight increase in cost of sales, as a percentage of revenues, was primarily attributable to small shifts in product and customer mix.

MASONITE INTERNATIONAL CORPORATION

Selling, general and administrative expenses as a percentage of sales decreased in 2003 to 9.1% from 9.6% in 2002. The percentage decreased primarily because the Company had established a sales and administrative structure in mid-2002 that could support annualized sales activity ranging from approximately $1.70 to $1.85 billion. Since June 30, 2002, selling, general and administrative expenses have been incurred in a relatively narrow quarterly range of $39 million to $42 million, while sales have increased over that time from an annualized rate of $1.71 billion in the third quarter of 2002 to $1.82 billion in the fourth quarter of 2003.

During 2003, Masonite continued to harmonize the Company’s various employee benefit plans. As part of this process certain defined benefit pension plans in the United States were curtailed and other defined contribution pension plans in the United States were enhanced. The curtailment resulted in $5.3 million of pension income being recorded in 2003 related to the defined benefit plans, while the enhancements increased pension expense for the defined contribution plans by $2.5 million during 2003 over comparative costs absorbed in 2002.

Increasingly the investment and banking industries calculate and analyze the performance of a company using an EBITDA measurement. The calculation of EBITDA* as a percentage of sales for Masonite over the last five years is as follows:

2003	2002	2001	2000	1999
13.2%	13.0%	10.1%	8.5%	9.6%

*See discussion of non-GAAP financial measures

At the end of 2001, management set a target of earning a 14% EBITDA margin by the end of 2004. Masonite International earned a 13.2% EBITDA margin in 2003. Management continues to target achieving an annualized 14% margin by the end of 2004.

Depreciation and amortization expense increased $3.7 million in 2003 to $48.6 million from $44.9 million in 2002. This is at the upper end of the range of $47 million to $48 million that was estimated in the 2002 Management Discussion and Analysis. The rise in depreciation and amortization is principally due to capital expenditure programs undertaken during 2003 and 2002.

Interest expense decreased approximately $8.2 million in 2003 to $35.5 million. The decrease in financing costs is largely due to continued repayment of bank debt from cash flow generated by the Company’s operations. Interest expense of $35.5 million in 2003 is

MASONITE INTERNATIONAL CORPORATION

$1.5 million higher than the $34 million expense forecast in the 2002 Management Discussion and Analysis because debt reduction occurred somewhat more slowly than anticipated throughout 2003.

The Company realized a net gain of $3.0 million in the third quarter of 2002 on a refinancing of its debt. In the fourth quarter of 2003, Masonite recognized a $2.2 million loss on the sale of non-core assets. This was a non-cash loss and it is included in the other expense caption on the statement of income.

Masonite’s effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The combined effective rate of 23.3% in 2003 was slightly higher than the effective rate of 22.3% in 2002. However, excluding the income tax effect from refinancing charges in 2002, the Company’s combined effective 2002 income tax rate was slightly higher at 24.3%. The combined income tax rate of 23.3% in 2003 is slightly lower than the forecast range of 24% to 26% and is due to more taxable income being earned in lower rate jurisdictions than in 2002. Management expects the Company’s combined effective income tax rate in 2004 to be in the range of 24% to 25%.

The Company’s 2003 net income increased approximately $18.1 million to $107.7 million ($2.00 per share) from $89.5 million in 2002 ($1.70 per share). Masonite’s 2003 net income is a record level of profitability for the Company. Basic earnings per share of $2.00 in 2003 and $1.70 in 2002 are calculated using the weighted average number of shares outstanding for the year of 53.9 million and 52.6 million, respectively. Calculations of diluted earnings per share of $1.95 in 2003 and $1.65 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period. Approximately 2.7 million share options with an exercise price lower than the average market price were outstanding at December 31, 2003 at prices ranging from $6.67 to $21.14 per share. There were approximately 3.7 million share options with an exercise price below the average market price outstanding at December 31, 2002 at prices ranging from $5.26 to $14.11. Additional information on the Company’s stock option plan is contained in Note 8 of the Consolidated Financial Statements.

The cumulative unrealized foreign currency translation gain of $62.1 million as at December 31, 2003, which is a component of shareholders’ equity, is approximately $62.8 million

MASONITE INTERNATIONAL CORPORATION

higher than the $0.7 million accumulated unrealized loss in the account at the previous year end. The increase in this balance during 2003 was primarily the result of the continued strengthening of the euro, the U.K. pound sterling and the Canadian dollar compared to the Company’s reporting currency, the U.S. dollar. There was a corresponding net increase of the translated value of the Company’s net investment in the assets and liabilities of self-sustaining foreign operations.

Liquidity and Capital Resources

CAPITAL STRUCTURE COMPOSITION (%) As at December 31

	2003	2002	2001
Shareholders’ equity	53.7%	45.4%	33.1%
Non-controlling interest	2.6	2.3	2.3
Short-term debt	0.5	0.3	8.6
Long-term debt*	35.4	43.9	40.0
Subordinated long-term debt	—	—	9.6
Future income taxes	7.8	8.1	6.4

	100.0%	100.0%	100.0%

* Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

The Company last raised additional common share equity in 2001 by issuing 7.15 million common shares for net cash proceeds of $63.2 million.

The Company amended its senior credit facility in the third quarter of 2002. The amended senior credit facility now consists of a $100 million long-term revolving bank loan and two term loans that initially totaled $550 million. Approximately $460 million of the two term loans is outstanding at December 31, 2003. The terms of the banking facility are contained in Note 7 of the Consolidated Financial Statements.

In the fourth quarter of 2003 Masonite negotiated further amendments to its senior credit facility to provide additional debt financing for the Stanley acquisition that was completed on March 2, 2004.

The following table summarizes the Company’s significant contractual obligations and commercial commitments.

MASONITE INTERNATIONAL CORPORATION

Contractual Obligation Payments Due by Period

		Less than	1-3	4-5	After 5
(In millions of U.S. dollars)	Total	1 year	years	years	Years
Short-term debt	$6.6	$6.6	$—	$—	$—
Long-term debt	482.8	35.5	29.7	417.0	0.6
Operating leases	51.7	14.9	16.6	9.2	11.0
Commercial commitments	95.0	31.8	41.0	22.2	—

Total contractual cash obligations	$636.1	$88.8	$87.3	$448.4	$11.6

Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction.

Maintaining significant levels of liquidity and cash flow are important components of the Company’s financial strategy. During 2003, Masonite used $154.8 million of cash generated from operations, the cash proceeds from asset sales of $13.9 million and the issuance of common shares from the exercise of stock options for $9.5 million to fund additions to property, plant and equipment of $49.5 million, repay $48.8 million of debt, fund acquisitions of $4.5 million and undertake additional other investing activities of $8.7 million.

The Company’s working capital ratio remained unchanged at 2.04:1.0 for both December 31, 2003 and 2002. Masonite’s year-end working capital ratio has been in the range of 1.85:1.0 to 2.40:1.0 over the last five years.

Revolving bank credit lines are maintained to ensure short-term availability of funds. Masonite and its subsidiaries had approximately $120 million of revolving bank credit facilities established at December 31, 2003. Nothing was drawn at December 31, 2003 on the Company’s main $100 million revolving bank loan. Approximately $6.6 million of the Company’s $20 million of other current revolving bank lines was utilized at the end of 2003 and was classified as current bank indebtedness. The Company also had cash on hand of $129.7 million as at December 31, 2003.

Information on the Company’s debt maturities is disclosed in Note 7 of the Consolidated Financial Statements. The aggregate amount of long-term debt repayment required over

MASONITE INTERNATIONAL CORPORATION

the next five years is approximately $482 million as at December 31, 2003 compared to $225 million at December 31, 2002. The increase in the required debt repayment of $257 million is attributable to inclusion for the first time of the final balloon payments on the Company’s senior secured bank term loans that are due in 2008. Scheduled repayments of the senior secured bank term facility over the next five years are approximately $460 million. Accelerated repayment of bank term loans may be required depending upon the generation of excess cash flow as defined in the credit agreement.

One of the Company’s principal objectives during 2003 was to continue to repay bank debt outstanding at December 31, 2002. It was Masonite’s intention to reach an interest bearing debt to equity ratio (see discussion on non-GAAP financial measures) of 0.6:1.0 by or before December 31, 2004. Debt reduction is primarily from the application of cash generated from operations during 2003 was sufficient to achieve an interest bearing debt to equity ratio of 0.49:1.0 at December 31, 2003, down from 0.89:1.0 at December 31, 2002. As a result of funding the Stanley acquisition, the Company’s estimated debt to equity ratio increased to approximately 0.75:1.0. Management anticipates that cash flow from operations will provide the funds to repay the remaining bank term loans at their respective maturity dates.

Masonite’s debt has been rated below investment grade by Moody’s and Standards & Poor’s as Ba2 and BB+, respectively, with a stable outlook. Following the announcement of the pending acquisition of Stanley’s entry door business, the Company reviewed the transaction with both Moody’s and Standard & Poor’s. Masonite funded the acquisition by increasing its bank facility term loans by approximately $200 million. Both rating agencies have indicated that no revision of their ratings will be forthcoming as a result of the acquisition. It is the Company’s longer term intention to obtain investment grade status from both rating agencies at the earliest opportunity. Achievement of investment grade status should permit Masonite to continue to improve borrowing terms.

Management believes that its current cash balance plus cash flows from operations and the additional bank term loan referred to in the preceding paragraph will be sufficient to fund its near-term working capital and other investment needs.

Off-Balance Sheet Arrangements The Company does not have any material off-balance sheet arrangements other than those disclosed in Notes 5, 7, 11 and 12 to the consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION

Capital Investment Additions to property, plant and equipment in 2003 were $49.5 million compared to $43.5 million in 2002. This is higher than the range of $40 million to $45 million that was estimated in the 2002 Management Discussion and Analysis. Additional capital expenditures were undertaken in 2003 to support development of several new products at levels that were higher than initially forecast. Capital expenditures in 2003 consisted primarily of purchases of manufacturing machinery and equipment. The Company continues to invest in its manufacturing operations to increase productivity, improve customer service and introduce new products.

Capital expenditures in 2004 are expected to range from $50 million to $55 million. Depreciation expense on plant and equipment increased to $47.5 million in 2003 from $42.4 million in 2002 due to the capital expenditure programs undertaken in 2003 and 2002. Depreciation expense of $47.5 million in 2003 was within the range of $47 million to $48 million estimated in the 2002 Management Discussion and Analysis. Depreciation for 2004 is estimated to be in a range of $50 million to $52 million.

Business Risks and Uncertainties Masonite’s strategic focus is to expand and strengthen its core business of the manufacture and sale of doors, door components and door entry systems. A market strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within various markets and by expanding market coverage through geographic diversification. During the 1990’s, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite Corporation acquisition in 2001 added operations in Ireland, South Africa and South Korea. The Company’s 2003 annual sales outside North America exceeded $340 million.

The Masonite group of companies obtains labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. The Company and most of its subsidiaries sell a significant portion of their products within their respective domestic markets at domestic market selling prices. In situations where import or export commitments are undertaken, the Company or its subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. Masonite’s policy is not to utilize foreign exchange contracts for trading or speculative purposes. The amount of foreign exchange contracts outstanding at December 31, 2003 are described in Note 1(m) of the Consolidated Financial Statements.

MASONITE INTERNATIONAL CORPORATION

Almost 100% of the Company’s interest-bearing debt outstanding at December 31, 2003 carried a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 38% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 62% is effectively at fixed rates as at December 31, 2003. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that Masonite will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain markets.

The geographic breadth of the Company’s facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes.

The Company’s efforts to ensure environmental compliance include the review of its existing operations on an ongoing basis by its own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of Masonite’s due diligence review prior to completion of acquisitions.

MASONITE INTERNATIONAL CORPORATION

Masonite has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company’s ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

Masonite provides credit to its customers in the normal course of business. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management’s expectations. Masonite does not generally require collateral. The Company’s credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite’s credit risk is further minimized by insuring a significant portion of total trade receivables through the use of credit insurance.

Critical Accounting Policies and Estimates Masonite’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires management to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses the Company’s more critical accounting policies. These policies are important to the presentation of the operating results and financial position of the Company and require significant judgment or the use of estimates.

Inventory Masonite values its inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, the Company considers such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill The Company uses the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill as part of the purchase price. Goodwill is not amortized but instead is tested for impairment by the Company in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting

MASONITE INTERNATIONAL CORPORATION

units are estimated using an income approach. In making this fair value assessment, management relies on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to management’s judgment in applying them to the analysis of goodwill impairment. Since management’s judgment is involved in performing goodwill valuation analyses, any change in estimates can affect the valuation of goodwill.

Income Taxes The Company’s consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which Masonite conducts business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on the Company’s income tax provision and net income in the period in which the determination is made.

Masonite has recorded $37.6 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, management considered such factors as projected future taxable income, the character of the income tax asset and the reversal of deferred income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets Management periodically evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors which include operating results, business plans, economic projections and anticipated cash flows. Masonite writes down long-lived assets considered to be impaired based on an undiscounted cash flow test to fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. The determination of Masonite’s obligations and expenses for these plans uses several statistical and judgment factors that include the probable mortality rates of members, expected investment yields, the rates of wage and salary escalation, and expected ages at which members will retire.

MASONITE INTERNATIONAL CORPORATION

These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans’ net assets or net liabilities.

Stock-based Compensation Beginning January 1, 2003, the Company adopted a fair value method of accounting for all stock-based compensation payments to both employees and non-employees as discussed in Note 1(n). The determination of Masonite’s obligations and compensation expense for these plans uses several mathematical and judgment factors that include: the expected volatility of the Company’s common share price, the anticipated life of the option, an estimated risk free interest rate and the number of options expected to vest. These estimates may differ from actual results that will occur over the life of the option. Any difference in the number of options that ultimately vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

Recent Accounting Pronouncements In 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued a new accounting guideline regarding consolidation of variable interest entities (“VIEs”). This guideline requires consolidation of VIEs by the primary beneficiary and is effective for the Company’s 2005 fiscal year. The adoption of this guideline is not expected to have a material effect on the Company’s financial statements.

In 2003, the CICA issued new guidance on revenue recognition. This guidance is consistent with United States GAAP. It is effective for the Company beginning January 1, 2004. The Company does not expect that this guidance will have a significant effect on its revenue recognition practices.

In 2003, the CICA established standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This standard is effective for the Company’s 2004 fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

The CICA has established new criteria for hedge accounting that applies to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Masonite has assessed all hedging relationships to determine whether the criteria was met or not and is applying the new guidance on all new hedging contracts. To qualify for hedge accounting, the relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. All of the Company’s significant current hedging relationships have been adequately documented and their effectiveness has assessed in order to meet the new hedging criteria and to meet the requirements to continue to apply hedge accounting.

MASONITE INTERNATIONAL CORPORATION

In 2003, the CICA issued new standards regarding asset retirement obligations that are effective for fiscal years beginning on or after January 1, 2004. The standard establishes recognition, measurement and disclosure requirements applicable to legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operations of those assets. The Company has assessed the effect of this new standard and has determined that it will not have a significant effect on the financial statements of the Company.

There were also certain other new pronouncements issued by the Financial Accounting Standards Board in the United States that are described more fully in Note 17 to the Consolidated Financial Statements. The adoption of these other guidelines is not expected to have a significant effect on the Company’s accounting policies or disclosure practices under U.S. GAAP.

Non-GAAP Financial Measures This Management Discussion and Analysis contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Debt to equity ratio is defined as interest-bearing debt, net of cash, divided by shareholders’ equity. EBITDA is defined as earnings before depreciation and amortization; interest; (gain) loss on refinancing (net); other expense (income); income taxes; and non-controlling interest (see table below). EBITDA margin is defined as EBITDA divided by sales.

Reconciliation of Net Income to EBITDA

(In millions of U.S. dollars)	2003	2002	2001	2000	1999
Net income	$107.7	$89.5	$39.5	$37.6	$43.8
Non-controlling interest	5.5	7.7	5.3	5.3	2.9
Income taxes	34.5	27.9	12.9	15.2	21.2
Other expense (income)	3.1	-1.0	0.5	2.6	0.5
(Gain) loss on refinancing (net)	—	-3.0	17.4	—	—
Interest	35.5	43.8	32.5	23.6	18.2
Depreciation & amortization	48.6	44.9	35.4	25.6	23.2

EBITDA	$234.9	$209.8	$143.5	$109.9	$109.8

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

MASONITE INTERNATIONAL CORPORATION

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

Quarterly Financial Information (unaudited)

	First Quarter		Second Quarter
(U.S. dollars in thousands, except per share data)	2003	2002	2003	2002
Sales	$402,217	$380,571	$456,955	$415,457
Net income for the period	$20,344	$16,112	$27,339	$22,046
Net income per share for the period, basic(2)	$0.38	$0.31	$0.51	$0.42
Net income per share for the period, diluted(2)	$0.37	$0.30	$0.50	$0.41

	Third Quarter(1)		Fourth Quarter
	2003	2002	2003	2002
Sales	$462,169	$427,680	$455,897	$395,808
Net income for the period	$30,790	$29,176	$29,198	$22,209
Net income per share for the period, basic(2)	$0.57	$0.55	$0.54	$0.42
Net income per share for the period, diluted(2)	$0.56	$0.53	$0.53	$0.40

(1)	Net income for 2002 includes a gain on refinancing, net of $2,990.

(2)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

DOCUMENT 4

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1(n)(stock-based compensation) to the consolidated financial statements as at December 31, 2003 and 2002 and for the years then ended. Our report to the shareholders dated February 10, 2003, except with respect to Note 18 which is as of March 2, 2004, is expressed in accordance with Canadian reporting standards, which does not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Toronto, Canada

February 10, 2004, except with respect to Note 18 which is as of March 2, 2004

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

EXHIBITS

     The following exhibits are filed as part of this report:

Exhibit
Number	Title
99.1	Consent of KPMG LLP

99.2	Certifications pursuant to Section 302 of the US Sarbanes-Oxley Act of 2002 Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

99.3	Certifications pursuant to Section 906 of the US Sarbanes-Oxley Act of 2002 Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MASONITE INTERNATIONAL CORPORATION

May 14, 2004	By:	/s/ Harley Ulster

Harley Ulster
Executive Vice President, General Counsel and Corporate Secretary