Form 40-F
period 2004-12-31
MASONITE INTERNATIONAL CORP
filed 2005-03-07
CIK 893691

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 1-11796

Masonite International Corporation
(Exact name of issuer as specified in its charter)

Premdor Inc.
(Former name of issuer)

Ontario	2431	98-0377314
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1600 Britannia Road East
Mississauga, Ontario, Canada L4W 1J2
(905) 670-6500
(Address and telephone number of issuer’s principal executive offices)

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

☑ Annual information form          ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The issuer had 54,796,531 Common Shares
outstanding as at December 31, 2004

Indicate by check mark whether the issuer by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the issuer in connection with such Rule.

Yes ☐                    No ☑

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section
13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the issuer was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                    No ☐

Documents included in this Form:

No.	Document

1.	Annual Information Form of the issuer for the fiscal year ended December 31, 2004

2.	Consolidated Audited Financial Statements of the issuer as at and for the years ended on December 31, 2004 and 2003, including a reconciliation to United States generally accepted accounting principles

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the issuer

4.	Comments by Auditors for United States Readers on Canada-U.S. Reporting Difference

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

AUDIT MATTERS

Audit Committee

     The members of Masonite’s audit committee are Howard L. Beck, John J. Berton, John M. Cassaday and Peter A. Crossgrove. Each of the members of Masonite’s audit committee is independent and financially literate for the purposes of applicable Canadian and U.S. securities legislation. Reference is made to Masonite’s Management Information Circular dated March 26, 2004 relating to the Company’s annual meeting of shareholders held on May 3, 2004 for information about the mandate of the audit committee and the experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member.

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

2

Audit and Related Fees

     For the year ended December 31, 2004, fees for audit and related services provided by KPMG LLP, Masonite’s independent external auditors to Masonite were $1,616,000 (2003 — $1,130,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2004 were $1,082,000 (2003 — $1,076,000). Details are shown in the following table:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees	$1,194,000	$1,067,000
Audit Related Fees	$422,000	$63,000
Tax Fees	$1,082,000	$1,076,000
All Other Fees	Nil	Nil

Total:	$2,698,000	$2,206,000

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

     All Other Fees

     In 2004 and 2003, no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

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

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 3, 9, 13 and 14 to the consolidated financial statements for the year ended December 31, 2004.

ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management Information Circular dated March 4, 2005 with respect to the special meeting of shareholders to be held on March 31, 2005. Additional financial information is provided in the Company’s consolidated financial statements for the year ended December 31, 2004, together with the accompanying report of the auditors, as well as the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period.

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

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

March 4, 2005

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
THE BUSINESS	4
RISK FACTORS	13
DESCRIPTION OF CAPITAL STRUCTURE	14
MARKET FOR SECURITIES	14
DIVIDENDS	15
DIRECTORS AND OFFICERS	15
LEGAL PROCEEDINGS	18
TRANSFER AGENT AND REGISTRARS	18
AUDIT MATTERS	18
DISCLOSURE CONTROLS AND PROCEDURES	19
CODE OF ETHICS	20
CORPORATE GOVERNANCE GUIDELINES	20
OFF-BALANCE SHEET ARRANGEMENTS	20
ADDITIONAL INFORMATION	20
FORWARD-LOOKING STATEMENTS	20

-i-

MASONITE INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

March 4, 2005

     Except where the context otherwise requires, all references in this annual information form (“AIF”) to the “Company” are to Masonite International Corporation and its subsidiaries. In this AIF, references to “$” and “Cdn.$” are to United States and Canadian dollars, respectively, and unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2004.

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

Subsidiaries and Investments

     The following corporate structure chart illustrates the Company’s material subsidiaries and investments as of March 4, 2005 and identifies their respective jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised by, the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

General

     Masonite International Corporation is one of the world’s largest manufacturers of doors and door components. On January 1, 2002, as a result of the Amalgamation, Premdor Inc. (“Premdor”) changed its name to Masonite International Corporation (“Masonite International”). Masonite International is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 80 facilities in 18 countries in North America, South America, Europe, Asia and Africa and has over 14,000 employees. The Company sells its products to customers in over 70 countries.

Nature of the Business

     The principal business of the Company is the manufacture of doors, door components and door entry systems for new residential construction, home repair, renovation and remodelling and commercial use. The Company manufactures a broad line of interior doors, including standard residential flush, molded-facing, stile and rail, louvre and specially-ordered commercial and architectural doors. The Company also manufactures door components for internal use and sale to other door manufacturers. It also manufactures exterior residential steel and fiberglass doors and entry systems. These door products are manufactured, merchandised and sold to large distributors, jobbers, home centre chains and wholesale and retail building supply dealers across North America, South America, France, the United Kingdom, other parts of Europe and other countries in the Middle East and Asia. Doors, door components and door entry systems accounted for over 95% of the Company’s total dollar sales in each of 2003 and 2004, with other building products accounting for the balance.

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

     In 2004, the Company completed several acquisitions. The most significant, the purchase of the North American residential entry door business of The Stanley Works, was completed in March for a total cost of approximately $164 million. This acquisition strengthened the Company’s position as a leader in entry doors in North America. During the second quarter, the Company expanded its presence in Europe and became a manufacturer of residential interior doors in Eastern Europe with the purchase of a 75% interest in a door manufacturer with production facilities in Poland and the Czech Republic. The total consideration for this transaction was approximately $24 million. Expansion in Europe continues to be one of several growth opportunities for the Company. In addition, the Company acquired a 45% interest in a U.S. based manufacturer of door components for consideration of approximately $10 million. In the third quarter, the Company increased its wood composite molded door facing capacity with the acquisition of a 50% interest in a state-of-the-art manufacturer located in Malaysia for total consideration of approximately $26 million. This facility will allow the Company to increase the penetration of molded doors in Asia and service its growing needs for wood composite molded door facings in North America. Finally, the Company acquired a U.S. based manufacturer of interior residential doors and door components for total consideration of approximately $32 million. Consolidation in the residential door manufacturing industry is part of a broader pattern of consolidation amongst the Company’s customers and competitors in North America. The Company believes these acquisitions will allow it to remain competitive and increase its sales by permitting access to new products and future supplies of materials.

     During 2004 the Company commenced a program to rationalize and standardize its residential entry door production in order to improve operating efficiencies. As a result of this decision, the Company announced the closure of two entry door production facilities in North America. A facility located in Canada was closed during the year and the closure of a U.S. based facility was announced in the fourth quarter of 2004. The Company is in the process of completing the transfer of production to its remaining entry door facilities. The Company also announced the transfer of its post forming door facing manufacturing operations in Korea to another of its composite molded door facing facilities.

Financing History

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

Agreement with KKR

     The Company has entered into a combination agreement dated December 22, 2004, as amended and restated on January 16, 2005 and February 17, 2005, with Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P., whereby all of the common shares of the Company would be indirectly acquired by KKR for C$42.25 per share. The transaction is subject to the approval of two-thirds of the votes cast at a special meeting of shareholders to be held on March 31, 2005 and by a majority of the votes cast at such meeting other than in respect of common shares held by senior management of Masonite. If the transaction receives shareholder approval, the Company will begin the process of de-listing its common shares from the Toronto and New York stock exchanges. A copy of the combination agreement has been filed on SEDAR at www.sedar.com and is attached as Appendix B to the management information circular dated March 4, 2005 relating to the March 31 special meeting of shareholders being held to approve the transaction.

THE BUSINESS

Corporate Strategy

     Masonite International’s primary objective is to increase shareholder value by pursuing strategic growth through focusing on one product line – doors – and expanding throughout the world. With manufacturing facilities in 18 countries and sales worldwide, Masonite International has continuously expanded through start-ups and acquisitions. It has increased sales in North America and other regions through innovative merchandising and marketing initiatives that emphasize quality, value and service. As demand for building products increases outside North America, Masonite International’s manufacturing, merchandising and sales expertise enable it to become one of the leading door companies in the world. As part of this strategy, the Company’s goal was to achieve substantial vertical integration and this has been accomplished to a large extent through the acquisition of Masonite Corporation.

     The Company has integrated the various operations in its North American segment as well as its Europe and other segments to the point where the various operations share common systems, financing and infrastructure. This approach is part of the Company’s “all products strategy” which has been put in place to improve the efficiency and effectiveness of the Company’s marketing and sales efforts. The all products strategy is a program the Company has developed for offering its full range of door products to all of its North American customers on a coordinated, one-stop shopping basis, using an integrated sales effort.

Geographic Region Financial Information

     The following geographic segment financial information summarizes the Company’s sales and operating income for each of the years in the three year period ended December 31, 2004 and is derived from the segmented information disclosure in the Company’s audited consolidated financial statements:

	Year Ended December 31[1]
	(dollars in thousands)

	2004	2003	2002

Sales:
North America	$1,760,317	$1,434,055	$1,325,396
Europe and other	487,625	380,573	320,018
Intersegment	(48,077)	(37,390)	(25,898)

	$2,199,865	$1,777,238	$1,619,516

Segment Operating Income:
North America	$207,014	$179,142	$165,331
Europe and other	54,212	37,580	28,511

	$261,226	$216,722	$193,842

Note:

(1)	In 2003, the Company modified the manner in which the geographic segments are aggregated. The comparative figures have been reclassified to conform with the new basis of presentation.

Products

     Demand for doors is derived from three principal sources: new residential construction; repair, renovation and remodelling activity; and commercial renovation and construction. According to information available to the Company, housing starts (in thousands) in countries that are currently most important to the Company’s revenues were as follows:

Year	United States	Canada	United Kingdom	France
2004	1,953	233	155	363

2003	1,847	217	185	314

2002	1,705	205	183	302

     The Company estimates that in each of 2003 and 2004 the majority of its door sales were from repair, renovation and remodelling, with the balance from new construction (both residential and commercial). This estimate is based on the experience of management in the industry and the Company’s knowledge of its customers, however it is not based on any empirical data.

     The Company sells interior and exterior products, with interior products accounting for approximately 62% of the total sales revenue in 2004 (66% in 2003) and exterior products accounting for the balance of the Company’s total sales revenue. While substantially all interior doors are made with wood and related materials such as hardboard (including molded and flat door facings), the use of wood in exterior doors in North America has declined over the last decade as a result of the introduction of steel and fiberglass doors. The Company’s exterior doors are made primarily of steel or fiberglass. The Company offers an extensive range of interior and exterior doors, which are available in a wide variety of sizes, styles and types.

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

     The Company’s sales and marketing efforts have increasingly reflected an international focus. In 1990, door sales outside of North America represented 3% of aggregate door sales. In 2004, door sales outside North America represented approximately 22% of the Company’s aggregate door sales. This increase in sales abroad is the result of acquisitions and internal growth. The Company expects that a major portion of the future growth of its door business will be in the United States, Europe, Mexico, the Middle East, South America and Asia.

Intangible Properties

     In North America, doors are marketed primarily under the Masonite® brand. Other North American brands include: Premdor®, Belleville®, Barrington®, Oakcraft®, StaTru® HD, ArTek®, PREMVU®, Royal MahoganyTM, CavalierTM, Fast-FrameTM, Safe ‘N Sound®, PremcorTM, CrownTM, MiamiTM, Palazzo®, Bellagio®, Capri®, CheyenneTM, SavannahTM, IndesignTM, and Mohawk®.

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

Research and Development

     The acquisition of Masonite Corporation in 2001 added significantly to the Company’s R&D capabilities. R&D activities are concentrated in the Company’s 141,000 sq. ft. research centre in West Chicago, Illinois. During 2004, the centre employed approximately 70 people engaged in various forms of research and product development. The acquisition of the exterior door division of The Stanley Works in 2004, deepened the Company’s R&D base and enhanced its engineering strength.

     Management is of the view that the new products and other developments resulting from the Company’s R&D efforts give the Company a competitive advantage. Management intends to continue to capitalize on the Company’s leadership in this area through the development of more new and innovative products. The R&D capability also enables the Company to develop and implement product and process improvements with respect to the production of molded door facings and doors that enhance production efficiency and reduce costs.

     As an integrated manufacturer, the Company believes that it is well positioned to take advantage of the growing global demand for a variety of molded door facing designs. This capability is particularly important outside North America where newer molded door designs are replacing traditional wood doors. The Company has an internal capability, unique in the industry, to create new molded door facing designs and manufacture its own molds for use in its own facilities. This provides the Company with the ability to develop proprietary designs that enjoy a strong identity in the marketplace; more flexibility in meeting customer demand; quicker reaction time in the production of new designs or design changes; and greater responsiveness to customer needs. The Company estimates that it spent approximately $7.4 million on R&D during 2004. During 2004 R&D activities resulted in the development of new products that contain patent or patent pending features, including SAVANNAH™ and CHEYENNE™ new interior door designs, an enhanced textured fiberglass exterior door in a mahogany finish and, a series of interior doors with a finish that is applied through digital technology and branded under the mark INDESIGN™. Also, it resulted in several process changes.

Competition

     In 2003, Masonite established its “all-products strategy”, which provides retail and wholesale customers with an innovative and wide range of doors. The Stanley Purchase reinforces this strategy initiative as it presents opportunities for more effective global procurement of raw materials, product development and standardization and more efficient logistics. Moreover, the “all-products strategy” provides customers in the home improvement and wholesale sectors with the opportunity to market Masonite’s complete product line and allows Masonite to integrate its sales force. Management believes that this strategy initiative is a significant competitive advantage.

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

     In many of the countries in which the Company operates, an increasingly large share of sales of building products are sold through large home centers and other retailers. In addition, consolidation among companies operating in different distribution channels has increased in recent years. These trends are present to a lesser extent in Latin America and Asia and management expects them to accelerate in those areas in future years. Management believes the Company is well-positioned to succeed with these large customers as it offers comprehensive product lines, on-time and complete deliveries, and consistency in products and merchandising. The Company also provides its home center and other large retailer customers value-added fabrication and logistical services, including store delivery of pre-hung interior and exterior doors. Finally, the Company offers a broad range of interior and exterior doors in the form of stock products, custom-designed and special order doors. This extensive product and service offering allows the Company to offer an all products strategy which allows one-stop shopping to customers and reduces reliance on any one type or style of door.

     The Company is the largest manufacturer of molded door facings in the world. The rest of the industry is comprised of one other large, integrated door manufacturer and a number of smaller regional manufacturers. Competition in the molded door facing business is based on quality, price, product design, logistics and customer service. The Company produces molded door facings to meet its own requirements and serves as an important supplier to the door industry at large. The Company manufactures molded door facings at its facilities in Mississippi, Ireland, Chile and Malaysia.

New Products

     In 2004, the Company launched several new products containing patentable or patented features including CHEYENNE™ and SAVANNAH™ interior molded panel doors, a new BARRINGTON® MAHOGANY textured wood-grain exterior fiberglass door and a digitally printed interior door — the INDESIGN™ Collection. Other products in Masonite’s product offering were modified to keep pace with changing consumer preferences.

     The SAVANNAH features the patent pending “Deep Embossed Engineered Profile” Technology which enables maximum panel depth for enhanced definition. The CHEYENNE interior door is a two-panel beaded plank design for the consumer looking for a rustic, country or western style.

     The new BARRINGTON MAHOGANY exterior fiberglass door is an extension of the BARRINGTON line that was released in 2003. This new product includes a Mahogany wood-grain texture on the surface of the product that, when stained, looks like an authentic hardwood Mahogany door. This product was made to be compatible with the full array of BARRINGTON decorative glass, including the newest BR3 design with zinc caming.

     INDESIGN interior doors have a new finishing system that provides architectural and design flexibility. By digitally printing doors, the Company replicates exotic veneers, custom graphics and themes that would otherwise be unavailable or cost prohibitive for many consumers. Three series were launched in 2004 within the INDESIGN Collection: the Luxury Wood Series™ features premium wood-grain designs; the Reflection Series™ incorporates graphic designs on either wood-grain or painted doors; and the DISNEY® Series includes a variety of licensed Disney themes and characters printed onto the surface of a Masonite door.

Over the past few years the company launched its OAKCRAFT®, ARTEK®, BARRINGTON® and BELLEVILLE® Series of exterior fiberglass doors and the SAFE ‘N SOUND® and PALAZZO® Series interior doors.

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

     Periodically, certain commodity components used in the manufacture of doors rise in price significantly or decrease in availability. As is the case for many industries in 2004, the Company experienced increasing costs and, in some cases shortages of supply, particularly in relation to steel, transportation, petroleum-based products, lumber and wood related components. The risk associated with rising material prices is that these costs may not be passed on to customers. The risk related to the unavailability of certain raw materials is that the Company’s sales will decline if alternative door products manufactured by the Company are not accepted in the marketplace. The Company manages these risks by developing strategic relationships with suppliers and customers, aggressively searching for substitute components, developing new products and seeking alternative sources of supply.

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

Seasonality

     The building products industry in North America is seasonal, particularly in the northeast and midwest regions of the United States and in most regions of Canada. Masonite experiences a decrease in sales in the first quarter of each year and also, to a certain extent, in the fourth quarter of each year. During the winter months in certain regions in which Masonite operates, inclement weather generally reduces building activity, particularly for new construction. However, the Company’s expansion into areas of more moderate climate (e.g., the southeast, southern and western part of the United States, France, the United Kingdom and Mexico) and its focus on the repair, renovation and remodelling segment, which is less seasonal than new construction, has helped to smooth this influence on operations in the first and fourth quarters. Additional product and geographic diversification resulting from the 2001 acquisition of Masonite Corporation has also positively affected the seasonality of the Company’s results.

Significant Customers

     Masonite sells its products worldwide to a large number of customers. However, one customer accounted for approximately 27% of Masonite’s sales. Due to the depth and breadth of the relationship with this customer, which operates in multiple geographic regions and which sells a variety of Masonite’s products, management of the Company believes that this relationship is likely to continue. Management is of the view that, while this customer may be able to purchase and sell some products that compete with Masonite’s products, it would be difficult to replace all of Masonite’s products and services with those of competitors due to the range of products sold to this customer and number of locations serviced.

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

Employees

     As at December 31, 2004, the Company employed approximately 14,000 employees of which an estimated 3,500 were covered by collective bargaining agreements. The employees covered by collective bargaining agreements are situated at the Company’s operations as follows:

	Number	Collective Agreement
Facility	of Employees	Expiration Date
Canada:

Bethierville, Quebec	115	2005
Lac-Megantic, Quebec	230	2006
Lac-Megantic, Quebec	260	2007
Mississauga, Ontario	225	2007
New Westminster, British Columbia	121	2007
St. Romuald, Quebec	150	2005
St-Hyachinthe, Quebec	180	2007
Toronto, Ontario	62	2006
Vaughan, Ontario	44	2005

United States:

Mobile, Alabama	180	2007
Stockton, California	109	2006
Richmond, Indiana	51	2007
South Bend, Indiana	58	2010
Laurel, Mississippi	650	2011
Toledo, Ohio	40	2005
Vandalia, Ohio	73	2006

Europe: (1)

Barnsley, England	229	n/a
Bridgwater, England	46	n/a
Hedingham, England	73	n/a
Middlesbrough, England	9	n/a
Bordeaux, France	78	n/a
Douvres, France	15	n/a
Orange, France	6	n/a

Africa:

South Africa	493	2005

Note:

(1)	Employees in many European countries participate in industry-wide unions with centralized bargaining. Local issues are, however, typically negotiated separately.

RISK FACTORS

     The Company’s strategic focus is to expand and strengthen its core business of the manufacture and sale of doors, door components and door entry systems. A strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within the regions and sectors where the Company’s products were already sold and by expanding market coverage through geographic diversification. During the 1990s, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite Corporation acquisition in 2001 added operations in Ireland, South Africa and South Korea. Masonite’s 2004 annual sales outside North America exceeded $440 million.

     The Company obtains labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. Masonite sells a significant portion of its products within the respective domestic channels of each country in which it has a production facility at domestic market selling prices. In situations where import or export commitments are undertaken, the Company may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The Company’s policy is not to utilize foreign exchange contracts for trading or speculative purposes. The foreign exchange contracts outstanding at December 31, 2004 are described in Note 13 of the annual audited consolidated financial statements.

     Almost 100% of the Company’s interest-bearing debt outstanding at December 31, 2004 carried a floating interest rate. Therefore, in the normal course of business the Company is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 58% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 42% is effectively at fixed rates as at December 31, 2004. Management believe that these interest rate swaps are highly effective in achieving their economic purpose.

     Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that the Company will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain areas.

     The geographic breadth of Masonite’s facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes. The Company’s efforts to ensure environmental compliance include the review of existing operations on an ongoing basis by the Company’s environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of the Company’s due diligence review prior to completion of acquisitions.

     The Company has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company’s ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

     Masonite provides credit to its customers in the normal course of business. Masonite performs credit evaluations of its customers and maintain reserves for potential credit losses which, when realized, have been within the range of the Company’s expectations. The Company does not generally require collateral. Masonite’s credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite’s credit risk is further minimized by insuring a significant portion of total trade receivables through the use of credit insurance.

DESCRIPTION OF CAPITAL STRUCTURE

     The Company’s authorized share capital consists of an unlimited number of common shares and unlimited number of first preference shares, issuable in series. Holders of common shares are entitled to one vote per share at meetings of shareholders and to receive dividends, if, as and when declared by the Board of Directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of common shares. Holders of common shares have no pre-emptive redemption, exchange or conversion rights. The preferred shares are non-voting, except as required by law, and will have such rights, privileges and restrictions as will be fixed by the Board of Directors of the Company at the time of issue. The preferred shares are entitled to preference over the common shares with respect to the payment of dividends and distribution of the assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company for purposes of winding up its affairs. At December 31, 2004, there were 54,796,531 common shares issued and outstanding and no preferred shares outstanding.

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

MARKET FOR SECURITIES

     The Company’s common shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “MHM”. The price ranges and trading volume of Masonite’s common shares in 2004 on the Toronto Stock Exchange were as follows:

Month	Toronto Stock Exchange (Cdn. $)
	High	Low	Volume
January	$35.43	$32.60	3,328,965
February	$36.97	$33.50	5,104,115
March	$37.30	$34.55	4,552,264
April	$38.49	$35.42	3,783,420
May	$36.20	$32.05	3,419,446
June	$34.62	$32.00	3,736,288
July	$34.11	$30.27	2,625,746
August	$33.09	$29.37	2,156,973
September	$33.69	$31.80	3,218,134
October	$34.10	$29.54	4,000,794
November	$35.25	$33.44	2,120,301
December	$41.77	$32.51	10,404,572

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

DIRECTORS AND OFFICERS

     The following table and associated notes set forth as at the date hereof the name of each director and executive officer of the Company and certain senior managers of the Company, their municipalities of residence, their respective principal occupations and, where applicable, their membership on an executive committee of the Board of Directors. In addition, it indicates the period during which each director has served as a director of the Company or its predecessor. As a group, based on information provided to the Company by each director, executive officer, and senior manager listed below, all directors, executive officers and the senior managers of the Company listed below beneficially owned, directly or indirectly, or exercised control or direction over a total of 2,097,137 common shares of the Company as of the date hereof, representing approximately 3.8% of the outstanding common shares. The terms of office of all of the directors of the Company expire at the termination of the next annual meeting of shareholders or until their successor is elected or appointed.

Present principal occupation (including
	Director of the Company or	positions held with the
Name and municipality of residence	its predecessor since	Company)(5)

HOWARD L. BECK, Q.C.(1)(2)(3)	April 24, 1990	Corporate Director
Toronto, Ontario, Canada

JOHN J. BERTON(1)	May 13, 1991	President, Starlaw Holdings Limited
Toronto, Ontario, Canada		(private investment company)

JOHN M. CASSADAY(1)	August 3, 1993	President and Chief Executive Officer,
Toronto, Ontario, Canada		Corus Entertainment Inc.

PETER A. CROSSGROVE, C.M.(2)(3)	October 27, 1989	Chairman of Board, Corporate Director
Toronto, Ontario, Canada

FREDRIK S. EATON, O.C., O. Ont.(3)	August 10, 1994	Chairman, White Raven Capital Corp.
Toronto, Ontario, Canada		(holding company)

ALAN R. McFARLAND(2)	March 24, 1994	Managing Member, McFarland Dewey & Co.,
New York, New York, USA		LLC (investment bank)

PHILIP S. ORSINO, F.C.A., O.C.	October 27, 1989	President and Chief Executive Officer
Toronto, Ontario, Canada

JOSEPH L. ROTMAN(1)	May 27, 1994	Chairman and CEO, Roy-L Capital Corporation
Toronto, Ontario, Canada		(private family investment company)

SAUL M. SPEARS(3)	December 17, 1979	Corporate Director
Toronto, Ontario, Canada

JOHN F. AMBRUZ		Executive Vice President Strategic
West Harrison, New York, USA		Development

PAUL A. BERNARDS, C.A., C.P.A.		Executive Vice President and Chief
Toronto, Ontario, Canada		Financial Officer

BRENDA L. BROGDEN, C.G.A.(4)		Director, Administration
Terra Cotta, Ontario, Canada

HENRY COGHLAN		Vice President, Technology and Engineering
Elburn, Illinois, USA

WILFRED A. CURTIS		Vice President, Risk Management
Toronto, Ontario, Canada

PHILIP P. KOHNER		Vice President, Human Resources
Clearwater, Florida, USA

JAMES U. MORRISON		Executive Vice President and Group Chief
Tampa, Florida, USA		Operating Officer

JOHN PRZEDPELSKI		Chief Information Officer
Tampa, Florida, USA

JAMES RABE		Vice President, Environmental Health and
Naperville, Illinois, USA		Safety

LAWRENCE P. REPAR		Executive Vice President and Group Chief
Tampa, Florida, USA		Operating Officer

ROBERT V. TUBBESING, C.A.		Executive Vice President, Finance
Toronto, Ontario, Canada

HARLEY ULSTER, L.L.B.		Executive Vice President, General Counsel
Toronto, Ontario, Canada		and Corporate Secretary

Present principal occupation (including
	Director of the Company or	positions held with the
Name and municipality of residence	its predecessor since	Company)(5)

CHRISTOPHER A. VIROSTEK, C.A.,		Controller, Financial Reporting
C.P.A.(4)
Mississauga, Ontario, Canada

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Human Resource and Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Senior Manager.

(5)	Information provided with respect to the principal occupation of each director is based on information furnished to the Company by such director. All of the above directors and executive officers have held their present principal occupations or executive positions with the same or associated firms for the past five years, except as indicated below.

John F. Ambruz	Prior to May 1, 2004, consultant to Masonite and prior to May 2000, Vice President Strategic Development of Premdor Inc.;

Paul A. Bernards	Prior to June 2004, Vice President and Corporate Controller of the Company and prior to May 2000, Corporate Controller of the Company;

Brenda L. Brogden	Prior to May 2003, Director of Corporate Accounting of the Company;

Henry Coghlan	Prior to May 3, 2004, Manager, Technology and Engineering, Masonite Corporation and prior to September 1, 2001, Special Project Manager, Masonite Corporation;

Philip K, Kohner	Prior to May 3, 2004, Manager, Human Resources, Masonite Corporation and prior to September 1, 2001, Business Human Resource Leader, Masonite Corporation

John Przedpelski	Prior to May 3, 2004, Chief Information Officer, Masonite Door Corporation and prior to December 31, 2003, Chief Information Officer, Masonite Holdings, Inc. and prior to October 11, 2002, Chief Information Officer, Premdor U.S. Holdings Inc.;

James Rabe	Prior to May 3, 2004, Vice President, Environmental Health and Safety, Masonite Corporation and prior to September 1, 2001 Manager, Environmental Health and Safety, Masonite Corporation;

James U. Morrison	Prior to September 2001, Executive Vice President and General Manager, Building and Industrial Products, Masonite Corporation;

Robert V. Tubbesing	Prior to June 2004, Vice President and Chief Financial Officer of the Company; and

Christopher A. Virostek	Prior to May 2003, Financial Controller of the Company and prior to March 2002, Audit Manager in public accounting practice

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

     The Company’s transfer agent in the U.S. is Computershare Trust Company, Inc.

AUDIT MATTERS

Audit Committee

     The members of Masonite’s audit committee are Howard L. Beck, John J. Berton, John M. Cassaday and Peter A. Crossgrove. Each of the members of Masonite’s audit committee is independent and financially literate for the purposes of applicable Canadian and U.S. securities legislation. Reference is made to Masonite’s Management Information Circular dated March 26, 2004 relating to the Company’s annual meeting of shareholders held on May 3, 2004 for information about the mandate of the audit committee and the experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member.

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

Audit and Related Fees

     For the year ended December 31, 2004, fees for audit and related services provided by KPMG LLP, Masonite’s independent external auditors to Masonite were $1,616,000 (2003 — $1,130,000). Non-audit fees paid to KPMG LLP relating to tax planning and compliance in 2004 were $1,082,000 (2003 — $1,076,000). Details are shown in the following table:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees	$1,194,000	$1,067,000
Audit Related Fees	$422,000	$63,000
Tax Fees	$1,082,000	$1,076,000
All Other Fees	Nil	Nil

Total:	$2,698,000	$2,206,000

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

     All Other Fees

     In 2004 and 2003, no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

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

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 3, 9, 13 and 14 to the consolidated financial statements for the year ended December 31, 2004.

ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management Information Circular dated March 4, 2005 with respect to the special meeting of shareholders to be held on March 31, 2005. Additional financial information is provided in the Company’s consolidated financial statements for the year ended December 31, 2004, together with the accompanying report of the auditors, as well as the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period.

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

Consolidated Financial Statements
(Expressed in U.S. dollars)

MASONITE INTERNATIONAL
CORPORATION

Years ended December 31, 2004 and 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Masonite International Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
March 4, 2005

MASONITE INTERNATIONAL CORPORATION
Consolidated Statement of Operations
(In thousands of U.S. dollars, except earnings per share)

Years ended December 31, 2004 and 2003

	2004	2003

Sales	$2,199,865	$1,777,238
Cost of sales	1,722,711	1,380,178

	477,154	397,060

Selling, general and administration expenses	188,126	162,166

Income before the undernoted	289,028	234,894

Depreciation and amortization	63,914	48,561

Interest	39,968	35,536

Other expense, net (note 15)	7,703	3,145

Income before income taxes and non-controlling interest	177,443	147,652

Income taxes (note 16)	42,653	34,464

Non-controlling interest	6,839	5,517

Net income	$127,951	$107,671

Earnings per share (note 18):
Basic	$2.34	$2.00
Diluted	2.29	1.95

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION
Consolidated Balance Sheet
(In thousands of U.S. dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$86,488	$129,676
Accounts receivable (note 3)	257,234	258,264
Inventories (note 4)	421,786	321,145
Prepaid expenses	16,695	17,185
Current future income taxes (note 16)	19,653	29,318

	801,856	755,588

Property, plant and equipment (note 5)	931,180	752,110
Goodwill	289,130	130,475
Intangible assets (note 6)	37,023	2,707
Other assets (note 7)	35,805	43,956
Long-term future income taxes (note 16)	13,491	8,315

	$2,108,485	$1,693,151

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 8)	$19,082	$6,608
Trade accounts payable	154,226	150,702
Accrued expenses and other liabilities	165,493	150,782
Income taxes payable	11,509	27,013
Current portion of long-term debt (note 9)	24,834	35,498

	375,144	370,603

Long-term debt (note 9)	593,363	447,260
Long-term future income taxes (note 16)	134,662	106,662
Non-controlling interest (note 10)	88,368	35,986

Shareholders’ equity:
Share capital (note 11)	271,126	266,870
Contributed surplus	587	191
Retained earnings	529,611	403,525
Cumulative translation adjustments	115,624	62,054

	916,948	732,640

Commitments (note 13)
Guarantees and contingencies (note 14)

	$2,108,485	$1,693,151

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Peter A. Crossgrove [signed]	Director

Philip S. Orsino [signed]	Director

MASONITE INTERNATIONAL CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(In thousands of U.S. dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Common Shares:
Balance at beginning of period	$266,870	$257,325
Issued (note 11(a))	4,750	9,545
Purchased for cancellation (note 11)	(494)	—

Balance at end of period	$271,126	$266,870

Contributed Surplus:
Balance at beginning of period	$191	$—
Stock-based compensation awards (note 11(a))	396	191

Balance at end of period	$587	$191

Retained Earnings:
Balance at beginning of period	$403,525	$295,854
Net income	127,951	107,671
Premium paid on common shares purchased for cancellation (note 11)	(1,865)	—

Balance at end of period	$529,611	$403,525

Cumulative Translation Adjustments:
Balance at beginning of period	$62,054	$(738)
Unrealized gain on translation of net investments in foreign operations	53,570	62,792

Balance at end of period	$115,624	$62,054

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION
Consolidated Statement of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Cash provided by (used in):
Operating activities:
Net income	$127,951	$107,671
Items not involving cash:
Depreciation and amortization	63,914	48,561
Impairment of property, plant and equipment	2,919	—
(Gain) loss on sale of property, plant and equipment	(5,145)	2,385
(Income) loss from equity investments	(101)	760
Stock option plan	396	191
Future income taxes	29,498	9,082
Pension and post retirement income	(2,527)	(4,715)
Non-controlling interest	6,839	5,517

	223,744	169,452
Change in non-cash operating working capital:
Accounts receivable	29,253	(62,290)
Inventories	(75,258)	(29,769)
Income taxes payable	(11,967)	23,125
Prepaid expenses	1,165	(5,977)
Trade accounts payable	(24,491)	64,998
Accrued expenses and other liabilities	4,449	(4,767)

	146,895	154,772
Financing activities:
Change in bank and other indebtedness	12,474	2,357
Proceeds from issuance of common shares	4,750	9,545
Repurchase of common shares	(2,359)	—
Proceeds from issuance of long-term debt	200,000	—
Repayment of long-term debt	(103,751)	(51,140)
Deferred financing fees	(3,227)	(600)

	107,887	(39,838)
Investing activities:
Proceeds from sale of property, plant and equipment	10,381	13,947
Additions to property, plant and equipment	(59,519)	(49,454)
Acquisitions (note 2)	(254,779)	(4,476)
Equity investments	—	(851)
Other investing activities	(13,893)	(7,297)

	(317,810)	(48,131)
Net foreign currency translation adjustment	19,840	15,229

(Decrease) increase in cash and cash equivalents	(43,188)	82,032
Cash and cash equivalents, beginning of year	129,676	47,644

Cash and cash equivalents, end of year	$86,488	$129,676

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The primary business activity of Masonite International Corporation (“the Company”) is the manufacture and sale of doors, door components and door entry systems.

1.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs in some respects from United States GAAP as disclosed in note 22. A summary of the significant accounting principles adopted by the Company is as follows:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of assets, liabilities, revenues and expenses of jointly controlled operations. During 2004, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). As a result of early adopting this guideline on a prospective basis, the Company consolidates variable interest entities (“VIE’s”) for which it is deemed to be the primary beneficiary. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition using the purchase method. Intercompany accounts and transactions have been eliminated upon consolidation.

(b)	Generally accepted accounting principles:

Effective January 1, 2004, the Company adopted Handbook sections 1100, “Generally Accepted Accounting Principles”, and 1400, “General Standards of Financial Statement Presentation” issued by the Canadian Institute of Chartered Accountants (“CICA”). These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In addition, the Emerging Issues Committee issued abstract 147, “Implementation of Accounting Changes Resulting from the Application of CICA 1100”. This abstract specifically outlines how to account for any changes in an accounting policy made as a result of adopting CICA 1100. The adoption of these standards had no significant impact on these audited consolidated financial statements.

(c)	Cash and cash equivalents:

Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(d)	Accounts receivable:

Transfers of receivables are accounted for as sales when the Company is considered to have surrendered control over the transferred accounts receivables and receives proceeds, other than a beneficial interest, in the assets sold. This is considered to have occurred when the transferred receivables have been put presumptively beyond the reach of the Company and its creditors after the sale, there are no constraints put on the transferee of taking advantage of its right to pledge or exchange the assets received, and the Company no longer maintains effective control over the transferred receivables. In recording a sale, the receivables are removed from the consolidated balance sheet and a gain or loss is recognized immediately based on the carrying amount of the receivables transferred.

(e)	Inventories:

Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost (comprised of materials and conversion costs) and net realizable value. Cost is determined on a first-in, first-out basis. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience.

(f)	Investments:

Long-term investments over which the Company has significant influence are recorded on the equity basis. The investments include the Company’s share of undistributed earnings and losses since acquisition and are reduced by the Company’s share of dividends paid. Investments are written down when there is evidence that a decline in value is other than temporary. Equity income is included in other expense on the consolidated statement of operations.

(g)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Depreciation is provided on the carrying values of buildings and machinery and equipment by the straight-line method based on the estimated useful lives as follows:

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Buildings	20-40 years
Machinery and equipment	5-25 years

Improvements and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. When assets are retired or otherwise disposed of, their carrying values and accumulated depreciation are removed from the accounts.

An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Impairments are measured as the amount by which the carrying amount of the asset exceeds its fair value. Specified criteria must be met for classifying an asset as held-for-sale. In addition, assets classified as held-for-sale must be measured at the lower of their carrying amounts or fair value, net of estimated disposal costs.

(h)	Goodwill:

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(i)	Intangible assets:

Intangible assets include customer relationships, non-compete agreements, order backlogs and patents and trademarks. Intangible assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Customer relationships	Over expected relationship period, not exceeding 12 years
Non-compete agreements	Over life of non-compete agreement
Order backlogs	Over expected completion period
Patents	Over expected useful life, not exceeding 17 years

The Company reviews the carrying value of these assets at least annually for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the fair value of the asset, which is measured using discounted cash flows when quoted market prices are not available.

(j)	Other assets:

Other assets includes, equity investments, long-term receivables, pension assets and deferred financing costs. Deferred financing costs are amortized over the term of the loan.

(k)	Future income taxes:

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(l)	Employee future benefits:

The Company maintains defined benefit pension plans and other post-retirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management’s best estimates of the pension plans’ expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of the members. The average remaining service life of the members is 14 years (2003 – 13) for the pension plan, 6 years (2003 – 8) for medical benefits and 13 years (2003 – 16) for life insurance benefits under the other employee post-retirement benefits plan.

Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The difference between pension cost, determined on an accounting basis, and the funding of pension costs, as required by regulatory authorities, gives rise to a timing difference in the recognition of pension expense, which appears on the consolidated balance sheet as a pension asset (note 7).

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(m)	Severance and contractual termination benefits:

Severance benefits are accrued and expensed when the benefit is probable and reasonably estimable, which is generally when the decision to terminate the employee is made by management of sufficient authority. A liability and expense is charged for contractual termination benefits based on their fair value when it is probable that employees will be entitled to the benefits, and the amount can be reasonably estimated. This occurs when management approves and commits the Company to the obligation, management’s termination plan specifically identifies all significant actions to be taken, actions required to fulfill management’s plan are expected to begin as soon as possible, and significant changes to the plan are not likely.

(n)	Earnings per share:

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

(o)	Currency translation:

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(p)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted CICA Handbook section 3110, “Asset Retirement Obligations”, (“ARO”) concerning future removal and site restoration. The section establishes standards for the recognition, measurement and disclosure applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. This standard is effective on a retroactive basis with restatement of prior periods. The obligations are measured initially at fair value in the year in which it is incurred. Upon initial recognition of a liability for an ARO, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an ARO, the carrying amount of the obligation is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. There was no significant impact on the audited consolidated financial statements as a result of adopting this accounting policy.

(q)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of obligations under employee future benefit plans, the determination of stock based compensation, the valuation of acquired intangible assets, the determination of fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets as well as determination of impairment thereon, and recoverability of future income tax assets. Actual results could differ from those estimates.

(r)	Financial instruments:

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(i)	Fair values:

The carrying values of cash, accounts receivable, bank indebtedness and trade accounts payable and accrued expenses and other liabilities approximate fair values because of the near-term nature of these instruments.

The carrying values of interest-bearing amounts, including long-term debt, approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

Other financial instruments held or issued by the Company include long-term receivables. The Company does not have plans to sell these financial instruments to third parties and will realize or settle them in the ordinary course of business. No quoted market prices exist for these instruments because they are not traded in an active and liquid market. Accordingly, the fair values of these amounts are not readily determinable.

The fair value of interest rate swaps are based on valuation models prepared by financial institutions and represents the estimated amounts the Company would pay or receive to terminate the contracts.

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

In determining the amount of the allowance, factors including, but not limited to, the following are considered: the aging of the receivables, customer and industry concentrations, current business environment, credit insurance available and historical experience.

Credit risk exists in the Company’s interest rate swap agreement in the event of non-performance by the counterparty. However, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. The forward premium or discount on forward currency exchange contracts is amortized over the term of the forward contract. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At year-end, the unrealized gain or loss associated with these financial instruments has not been reflected in the consolidated financial statements. In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred and amortized over the original contractual life of the hedging item. Gains or losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transaction is no longer expected.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. Note 13 outlines the outstanding foreign exchange forward contracts at December 31, 2004.

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which establishes specific criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. The Company determined that all of its hedge agreements qualify for hedge accounting under AcG-13.

The Company assesses all hedging relationships to determine whether the criteria for hedge accounting are met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. Effectiveness is assessed on an ongoing basis through the term of the hedge in order to determine if hedge accounting remains appropriate.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(s)	Stock-based compensation:

Effective January 1, 2002, the Company began accounting for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method.

Prior to January 1, 2003, the Company accounted for employee stock options that were settled by the issuance of common shares as capital transactions and no compensation cost was recorded. Any consideration paid by employees on the exercise of stock options was recorded as share capital. The Company discloses the pro forma effect of accounting for these employee awards granted after January 1, 2002 as if the Company had accounted for these employee awards under the fair value method, as disclosed in note 11. The estimated fair value was determined using the Black-Scholes option pricing model. The pro forma effect of awards granted to employees prior to January 1, 2002, have not been included in the pro-forma net income and earnings per share information. Pro forma compensation cost determined under the fair value method is amortized on a straight-line basis over the vesting period.

Effective January 1, 2003, the Company adopted the revised guidance for stock based compensation, which requires that a fair value method of accounting, as outlined above, to be applied to all stock-based compensation payments to both employees and non-employees, and included in income. The Company has prospectively applied the fair value method of accounting for stock option awards granted to employees after January 1, 2003, and accordingly, has recorded the compensation expense for such awards.

The Company has granted deferred and restricted share units to certain executives and members of management. The Company has recognized the compensation expense of these grants on a straight-line basis over the vesting period. The compensation expense is adjusted each period to reflect the market value of the vested instruments.

(t)	Revenue recognition:

Revenue is recognized when persuasive evidence of an arrangement exists, performance has occurred, the earnings process is complete and title has passed to the customer.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(u)	Vendor rebates:

The Company accounts for cash consideration received from a vendor as a reduction of cost of sales and inventory, on the statement of operations and balance sheet respectively. The cash consideration received represents agreed upon vendor rebates that are earned in the normal course of operations.

(v)	Recently issued accounting standards:

(i)	Emerging Issues Committee (“EIC”) 150, “Determining Whether an Arrangement Contains a Lease”

This abstract provides guidance on whether certain characteristics within an agreement convey the right to use a tangible asset in return for a payment or series of payments, which is similar to the substance of a lease, although it might not take the form of a lease. If the criteria in the EIC are met, the arrangement is to be accounted for as a lease. This EIC is effective for new arrangements entered into after December 2004. In addition, existing arrangements that have been modified or renewed after the effective date must be analyzed under the new criteria. The Company has assessed the effect of this new standard and has determined that it does not have a material impact on the financial statements.

(ii)	Comprehensive Income

In June 2004, the Accounting Standards Board (“AcSB”) of the CICA issued preliminary guidance on its “Financial Instruments” project. The overall goal of this project is to present a single statement of operations in which all changes in net assets flow through Comprehensive Income (“CI”), which is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owners. The concept of CI is similar to recognition, measurement and disclosure requirements under United States GAAP. The preliminary guidance issued was to be effective October 1, 2005, but an announcement in November 2004 deferred the application date to fiscal years beginning on or after October 1, 2006. The adoption of this guidance could have a significant impact on the Company’s financial statements. Management has not yet assessed what impact this guidance could have, if any, given the preliminary nature of the guidance issued to date.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

2.	Acquisitions:

During 2004, the Company completed several acquisitions of entry door, interior door and door component manufacturers. In March 2004, the Company purchased the residential entry door business of The Stanley Works (“Entry Door”) for cash consideration of $163,709. In June 2004, the Company acquired 75% of the shares of a door manufacturer in Eastern Europe for cash consideration of $23,631. In July 2004, the Company acquired a 50% equity interest in a door component manufacturing facility in Malaysia for cash consideration of $25,514. In August 2004, the Company completed the purchase of an interior door and door component manufacturer in the United States for cash consideration of $31,978. The excess purchase price over the fair value of net identifiable assets acquired was allocated to goodwill.

The preliminary purchase price for these acquisitions, which are subject to certain post closing adjustments, was allocated as follows:

	2004			2003

	Entry Door	All Others	Total	Total

Current assets, less cash acquired of $6,098 (2003 — $57)	$17,806	$25,810	$43,616	$1,986
Property, plant and equipment	29,281	76,097	105,378	602
Goodwill	115,722	33,599	149,321	2,801
Customer relationships	27,000	6,684	33,684	—
Patents	2,000	—	2,000	—
Other intangible assets	1,500	455	1,955	—
Current liabilities assumed	(28,147)	(11,127)	(39,274)	(1,614)
Long-term debt assumed	(1,453)	(12,042)	(13,495)	(151)
Future income taxes	—	(7,121)	(7,121)	(78)

	163,709	112,355	276,064	3,546

Non-controlling interest	—	(31,232)	(31,232)	—

	$163,709	$81,123	$244,832	$3,546

Consideration:
Cash	$163,709	$81,123	$244,832	$2,934
Note payable	—	—	—	612

	$163,709	$81,123	$244,832	$3,546

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

During the year, the Company increased its ownership percentage in a less than wholly owned subsidiary to 82% for cash consideration of $234. Also during the year, the Company acquired a 45% interest in a door component manufacturing facility in the United States for cash consideration of $9,713 (net of cash acquired of $758).

During 2003, the Company purchased 100% of the shares of a door pre-hanger for consideration of $3,546 consisting of cash of $2,934 and a note payable of $612 and increased its ownership percentage in a less than wholly owned subsidiary to 80% for cash consideration of $1,542. The note payable issued as consideration in 2003 is non-interest bearing and is payable over 3 years.

Information regarding goodwill acquired is as follows:

	2004	2003

Goodwill attributable to North America	$123,733	$—
Goodwill attributable to Europe and other	25,588	2,801

Total goodwill from acquisitions	$149,321	$2,801

Goodwill deductible for income tax purposes	$97,752	$612

3.	Accounts receivable:

(i)	Facilities agreement

At the end of the second quarter, the Company entered into an agreement to sell up to $75,000 of non-interest bearing trade accounts receivable. Under this agreement, the Company retains servicing responsibilities, and is permitted to sell, on an ongoing basis, additional eligible accounts receivable on an agreed upon timetable. There is no recourse against the Company, and the Company does not have a retained interest in the receivables sold under this agreement.

At the time the interest is sold, the related receivables are removed from the balance sheet. At year end, the Company had sold $74,991 (2003 — $nil) of trade accounts receivable under this agreement, and excluded this amount from the balance of accounts receivable. The Company incurred charges in connection with the sale of receivables amounting to $1,088 (2003 — $nil) in the year which has been included in interest expense on the consolidated statement of operations.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(ii)	Acquired facilities agreement

As a result of the acquisition of Entry Door, the Company entered into an agreement with a bank, with similar terms the acquired business had prior to the acquisition, whereby the Company would sell receivables of a specific customer. Under this agreement, the Company does not retain servicing responsibilities of the receivables sold. There is no recourse against the Company, and the Company does not have a retained interest in the receivables sold under this agreement.

At the time the interest is sold, the related receivables are removed from the balance sheet. At year-end, the Company had sold $24,614 (2003 — $nil) of trade accounts receivable under this agreement, and excluded this amount from the balance of accounts receivable. The Company incurred charges in connection with the sale of receivables amounting to $675 (2003 — $nil) in the year which has been included in interest expense on the consolidated statement of operations.

4.	Inventories:

	2004	2003

Raw Materials	$258,879	$198,552
Finished Goods	162,907	122,593

	$421,786	$321,145

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

5.	Property, plant and equipment:

		Accumulated	Net Book
2004	Cost	Depreciation	Value

Land	$53,057	$—	$53,057
Buildings	227,531	40,086	187,445
Machinery and equipment	925,659	234,981	690,678

	$1,206,247	$275,067	$931,180

		Accumulated	Net Book
2003	Cost	Depreciation	Value

Land	$49,277	$—	$49,277
Buildings	217,082	35,923	181,159
Machinery and equipment	709,833	188,159	521,674

	$976,192	$224,082	$752,110

Total depreciation expense charged to the consolidated statement of operations related to property, plant and equipment for the fiscal year ended December 31, 2004 was $58,520 (2003 — $47,507).

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

6.	Intangible assets:

		Accumulated	Net Book
2004	Cost	Amortization	Value

Amortizable intangible assets:
Customer relationships	$33,684	$2,017	$31,667
Order backlogs	1,255	1,255	—
Non-compete agreement	700	120	580
Patents and trademarks	5,257	481	4,776

	$40,896	$3,873	$37,023

		Accumulated	Net Book
2003	Cost	Amortization	Value

Patents and trademarks	2,950	243	2,707

	$2,950	$243	$2,707

Total amortization expense charged to the consolidated statement of operations related to intangible assets for the fiscal year ended December 31, 2004 was $3,630 (2003 — $194).

7.	Other assets:

	2004	2003

Deferred charges, less accumulated amortization of $3,356 (2003 — $1,591)	$10,545	$8,735
Equity investments	3,514	15,334
Long-term receivables	12,484	11,345
Pension asset (note 12(b))	9,262	8,542

	$35,805	$43,956

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

In 2003, the Company increased its equity interest in the shares of a door manufacturing and distribution facility headquartered in Israel to 49.9% for consideration of $1,072.

Included in long-term receivables is $6,198 (2003 — $6,997) receivable over the next eight years pursuant to a royalty agreement. Long-term receivables also include a $5,616 receivable from a related supplier. This long-term receivable is non-interest bearing and is due in 2006.

In 2003, a $2,500 non-interest bearing receivable due in March 2005 was included in long-term receivables. At December 31, 2004, the remaining balance of $2,304 was reclassified to accounts receivable and will be collected during the first quarter of 2005.

8.	Bank indebtedness:

The Company has a $100,000 revolving term loan available as part of its banking arrangements. The loan bears interest at LIBOR plus 2.25% and is secured by fixed and floating charges over substantially all of the Company’s assets. There were no amounts outstanding on this loan at December 31, 2004 or 2003.

Certain of the Company’s subsidiaries also have credit facilities with local lenders. These facilities are secured by a fixed and floating charge over the assets of the respective subsidiaries and are non-recourse to the parent company. A subsidiary of the Company has an €8,000 loan due September 2005 bearing interest at EURIBOR plus 1.6%. The loan is secured by the assets of the subsidiary. Another subsidiary has a $7,500 operating line of credit bearing interest at LIBOR plus 0.5%. The loan is secured by the assets of the subsidiary.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

9.	Long-term debt:

	2004	2003

Bank term loan, bearing interest at LIBOR plus 2.50% (2003 — 2.25%), due August 31, 2006	$—	$34,418
Bank term loan, bearing interest at LIBOR plus 2.00%, due August 31, 2006	8,211	—
Bank term loan, bearing interest at LIBOR plus 2.75% (2003 — 2.75%), due August 31, 2008	419,722	425,181
Bank term loan, bearing interest at LIBOR plus 2.25%, due August 31, 2008	148,517	—
Bank term loan, bearing interest at LIBOR plus 1.40% (2003 — 2.75%), due June 28, 2007	15,000	20,000
Bank term loan of $28,129, denominated in Canadian dollars, bearing interest at Canadian prime plus 1%, due September 30, 2008	23,347	—
Other loans, at various interest rates and maturities	3,400	3,159

	618,197	482,758

Less current portion	24,834	35,498

	$593,363	$447,260

The aggregate amount of principal repayments required in each of the next five years is as follows:

2005	$24,834
2006	14,975
2007	166,180
2008	411,627
2009	581

$618,197

During the first quarter of 2004, the Company negotiated additional term borrowings of $200,000 that were used principally to fund acquisitions (see note 2). The new facilities consist of a $50,000 term loan due August 31, 2006, and a $150,000 term loan due August 31, 2008. The additional borrowings have terms and conditions substantially similar to the existing borrowings.

Interest on long-term debt for the year ended December 31, 2004 was $35,165 (2003 — $31,953).

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The Company has entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. At December 31, 2004, a total of $268,750 (2003 — $293,750) of floating rate debt has been converted into fixed rate debt at a weighted average interest rate of 7.8% (2003 — 7.6%). These agreements mature at various dates through 2006. At December 31, 2004, these agreements had a fair value of $260,131 (2003 — $274,585).

Additional repayment of bank term loans may be required depending on the generation of excess cash flow subject to performance against certain predetermined ratios as defined in the credit agreement. The bank facilities are secured by fixed and floating charges over substantially all of the Company’s assets.

10.	Non-controlling interest:

	2004	2003

Balance, beginning of period	$35,986	$28,231
Share of results	6,839	5,517
Impact of:
Acquisitions	39,797	(2,142)
Disposals	—	(394)
Foreign exchange	5,746	4,774

Balance, end of period	$88,368	$35,986

11.	Share capital:

Authorized

The Company is authorized to issue an unlimited number of first preference shares, issuable in series and non-voting with rights, privileges and restrictions to be fixed by the directors. In addition, the Company is authorized to issue an unlimited number of common shares.

Issued

	2004	2003

Number of common shares outstanding	54,796,531	54,433,799
Share capital	$271,126	$266,870

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

In June 2004, the Company filed a Normal Course Issuer Bid (“Share Repurchase”) with the Toronto Stock Exchange to repurchase up to 4,700,000 common shares, for cancellation, over the period from June 11, 2004 to June 10, 2005. The shares will be repurchased at the market price. The number of shares repurchased during any 30-day period may not exceed 2% of the total outstanding common shares. For the year ended December 31, 2004, the Company purchased for cancellation 100,000 (2003 — nil) of its common shares for $2,359 (2003 — $nil) pursuant to its Share Repurchase. Subsequent to year-end, the Company terminated its Share Repurchase program.

(a)	Stock option plans

The Company provides a stock option plan to allow management and key employees to purchase shares of the Company. Information with respect to the Company’s stock option plan at December 31, 2004 and 2003 is as follows:

	2004		2003

		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Options outstanding, beginning of period	2,743,750	$12.20	3,657,200	$9.30
Options granted	—	—	113,000	20.08
Options exercised	(462,732)	10.27	(1,024,450)	9.32
Options cancelled	(5,340)	19.43	(2,000)	15.90

Options outstanding, end of period	2,275,678	$13.75	2,743,750	$12.20

The term of each option is 10 years and the vesting period is three years. The exercise price for options is the closing share price of the Company on the Toronto Stock Exchange on the day prior to the grant date. The options have expiry dates through 2013.

In 2003, the Company adopted, on a prospective basis, the requirements for fair value accounting for options granted to employees. There were no options granted in 2004. For the options granted in 2003, the Company recognized $396 of compensation expense in 2004 (2003 — $191). The weighted average assumptions used in the determination of the fair value of stock options are as follows:

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

	2004	2003

Risk-free rate	n/a	4.4%
Expected dividend yield	n/a	0%
Expected volatility of the market price of the Company’s shares	n/a	32%
Expected option life (in years)	n/a	5
Weighted-average grant date fair values of options issued	n/a	$7.23

For options granted in 2002, the pro forma disclosure relating to the compensation expense is as follows:

	2004	2003

Net income as reported	$127,951	$107,671
Deduct: Stock-based compensation costs using fair value method, net of tax	(512)	(1,060)

Pro forma net income	$127,439	$106,611

Net income per share:
Basic — as reported	$2.34	$2.00
Basic — pro forma	$2.33	$1.98

Diluted — as reported	$2.29	$1.95
Diluted — pro forma	$2.28	$1.93

Information with respect to outstanding options is as follows:

	Options outstanding			Options exercisable
		Average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price

$7.28 — 10.79	502,500	1.32	$9.49	502,500	$9.49
$11.04 — 12.53	1,064,500	4.15	12.07	1,064,500	12.07
$18.59 — 23.08	708,678	7.87	19.29	672,488	19.08

	2,275,678		$13.75	2,239,488	$13.60

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(b)	Other stock-based compensation plans

i)	2003 Plan

In 2003, the Company adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plan for certain key senior executives. Under this plan, the RSU’s vest over three years and the DSU’s vest immediately, but are payable only on termination of employment or retirement. Both instruments are settled in cash. The Company records compensation expense for RSU’s on a straight-line basis over the three year vesting period and for DSU’s immediately.

ii)	Full value incentive plan

In 2004, the Company implemented a Full Value Incentive Plan. This plan replaces the one-time grant of RSU’s and DSU’s that occurred in 2003. Under this plan, 70% of the awards will be RSU’s which will be subject to certain performance criteria. These criteria include achieving pre-established earnings per share and return on equity targets for the Company. The number of RSU’s that will eventually vest at the end of the three year term will depend on the achievement of the specified criteria. The number of RSU’s issued can be increased by up to 20% if the relevant performance target is exceeded by a pre-determined amount, reduced by 20% if the results are below the relevant target by a pre-determined amount, or cancelled if results are below a minimum threshold. The balance of the awards are DSU’s which vest in equal annual instalments over a five year period commencing one year after the grant date and are payable only on termination of employment or retirement. Both instruments are settled in cash.

Total compensation expense recorded for the two plans included in selling, general and administration expense on the consolidated statement of operations was $5,552 (2003 — $3,558).

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

12.	Employee future benefits:

(a)	Defined contribution plans:

For certain employees the Company matches a portion of employee contributions to defined contribution retirement plans. Total contributions by the Company for the year ended December 31, which has been recorded as expense, is as follows:

	2004	2003

Cash contributions	$5,814	$5,322

(b)	Defined benefit plan:

The Company has a defined benefit plan covering approximately 2000 employees in the United States. Benefits under the plan were largely curtailed in 2003, and are a function of compensation levels, benefit formulas and years of service. The Company accrues the expected costs of providing plan benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for the defined benefit plan was December 31, 2004; while the most recent actuarial valuation was completed in January 2004. Information about the Company’s defined benefit plan is as follows:

Pension (income) expense:	2004	2003

Current service cost	$864	$1,730
Interest cost	3,225	3,399
Expected return on plan assets	(4,518)	(3,974)
Net amortization of prior service cost and curtailments	—	95
Curtailment gain	—	(6,538)

Net pension income	$(429)	$(5,288)

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Information with respect to the assets in the pension plan at December 31 is as follows:

Pension asset:	2004	2003

Fair value of plan assets, beginning of year	$65,107	$57,163
Actual return on plan assets	4,131	9,827
Employer contributions	290	—
Benefits paid	(2,058)	(1,883)
Administrative expenses paid	(545)	—

Fair value of plan assets, end of year	$66,925	$65,107

Information with respect to the accrued benefit obligation at December 31 is as follows:

Pension liability:	2004	2003

Accrued benefit obligation, beginning of year	$56,565	$50,514
Current service cost	864	1,730
Interest cost	3,225	3,399
Actuarial (gain) loss	(2,086)	12,212
Benefits paid	(2,058)	(1,883)
Administrative expenses paid	(545)	—
Curtailments	—	(9,407)

Accrued benefit obligation, end of year	$55,965	$56,565

A reconciliation of the accrued benefit obligation to the pension asset at December 31 is as follows:

Reconciliation to pension asset:	2004	2003

Accrued benefit obligation, end of year	$(55,965)	$(56,565)

Fair value of plan assets, end of year	66,925	65,107
Unamortized actuarial gains	(1,698)	—

Pension asset, end of year	$9,262	$8,542

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The Company also has a defined benefit plan in the United Kingdom, which has been curtailed in prior years. The accrued benefit obligation of this defined benefit plan is $631 (2003 — $851).

Information with respect to the amounts and types of securities that are held in the plans assets are as follows:

Information on plan assets:		2004		2003

	Amount	% of total plan	Amount	% of total plan

Equity securities	$29,380	43.9	$29,754	45.7
Debt securities	37,545	56.1	34,832	53.5
Other	—	—	521	0.8

	$66,925	100.0	$65,107	100.0

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and costs are as follows (weighted average assumptions as at December 31):

	2004	2003

Discount rate for:
Accrued benefit obligations	6.00%	6.00%
Net periodic pension cost	6.00%	6.75%

Rate of compensation increase for:
Accrued benefit obligations	4.50%	4.50%
Net periodic pension cost	4.50%	4.50%

Expected long-term rate of return on plan assets for:
Accrued benefit obligations	—	—
Net periodic pension cost	7.00%	7.00%

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

(c)	Post-retirement benefits:

The Company maintains a contributory retiree medical plan and a limited non-contributory life insurance benefit covering approximately 350 employees in the United States. The plan contains features such as co-insurance, co-pays and deductibles. The plan is unfunded with benefits and contributions subject to change. The measurement date used for the accounting valuation for the post-retirement benefit plan is December 31, 2004; while the most recent actuarial valuation was completed in January 2004. Information about the Company’s post-retirement benefit plans is as follows:

Costs:	2004	2003

Post-retirement benefits expense:
Current service cost	$182	$306
Interest cost	153	267
Amortization of net gain	(116)	—
Curtailment gain	(2,015)	—
Benefits paid	(11)	—

Post-retirement benefits (income) expense	$(1,807)	$573

Information regarding the post-retirement obligation at December 31 is as follows:

Post-retirement obligation:	2004	2003

Accrued benefit obligation, beginning of year	$5,218	$5,095
Current service cost	182	306
Interest cost	153	267
Actuarial gain	(1,750)	(450)
Benefits paid	(11)	—
Curtailments	(2,015)	—

Accrued benefit obligation, end of year	$1,777	$5,218

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

A reconciliation of the post-retirement obligation to the accrued benefit liability at December 31 is as follows:

Reconciliation to post-retirement liability:	2004	2003

Accrued benefit obligation, end of year	$1,777	$5,218

Unrecognized net gain (loss)	1,180	(454)

Accrued benefit liability, end of year	$2,957	$4,764

Accrued benefit liabilities are included in accrued expenses and other liabilities on the consolidated balance sheet.

The impact of a 1% increase and a 1% decrease in health care cost trend rates at December 31 would be as follows:

Impact of a 1% change in health care trends:	2004	2003

1% increase in health care cost rates
Accrued benefit obligation, end of year	$1,936	$6,286
Change in accrued benefit obligation	$159	$1,068
Service and interest cost	$12	$95

1% decrease in health care cost rates
Accrued benefit obligation, end of year	$1,646	$4,380
Change in accrued benefit obligation	$(131)	$(838)
Service and interest cost	$(10)	$(75)

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2004	2003

Discount rate for:
Accrued benefit obligations	6.00%	6.00%
Net periodic post-retirement cost	6.00%	6.75%

Rate of compensation increase for:
Accrued benefit obligations	0.00%	0.00%
Net periodic post-retirement cost	0.00%	0.00%

Health care trend rate for:
Accrued benefit obligations	5.00%	5.00%
Net periodic post-retirement cost	5.00%	5.25%

Ultimate year trend rate for:
Accrued benefit obligations	5.00%	5.00%
Net periodic post-retirement cost	5.00%	5.00%

The ultimate health care trend rate of 5% was expected to be achieved in 2004.

In 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. This legislation expanded Medicare to include, for the first time, coverage for prescription drugs. The Company sponsors retiree medical programs for certain of its locations. It has been determined that this legislation will have no impact on the Company’s costs or obligations under these programs.

13.	Commitments:

The Company has entered into forward foreign currency contracts to hedge foreign currency risk. At December 31, 2004, unrealized gains on outstanding foreign currency contracts totalled $2,252 (2003 — $625) and unrealized losses totalled $221 (2003 — $1,353). The Company had the following outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies at December 31, 2004:

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Year of Maturity	Currency	Amount	Currency	Weighted Average
	Sold	Sold	Purchased	Rate

2005	GBP	2,000	USD	1.8414
2005	GBP	6,000	EUR	1.4595
2005	USD	17,294	CAD	1.2926
2005	USD	1,945	ZAR	6.4893

Future minimum payments, by year, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

2005	$19,846
2006	14,820
2007	11,186
2008	7,393
2009	5,088
Thereafter	15,584

$73,917

Total rental expense, including non-cancellable operating leases as well as month-to-month leases, incurred in the fiscal year ending December 31, 2004 of $29,001 (2003 — $23,645).

The Company has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with the Company’s use of the premises. The maximum amount of these indemnifications cannot be reasonably estimated due to their nature. Historically, the Company has not made any significant payments relating to such indemnifications.

In addition to the above indemnifications, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

14.	Guarantees and Contingencies:

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

The Company was a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8,900 which was extinguished, at no cost to the Company, in March 2004.

15.	Other expense, net:

	2004	2003

Restructuring expenses	$10,449	$—
Transaction expenses	2,500	—
(Gain) loss on disposal of property, plant and equipment	(5,145)	2,385
(Income) loss from equity investments	(101)	760

	$7,703	$3,145

(i)	Restructuring expenses:

In 2004 the Company closed a non-core North American operation and undertook a program of standardizing its entry door product offering, which resulted in the closure of two manufacturing facilities. The first closure was completed in early 2004, and the second was announced in late 2004 and is expected to be completed by March 2005. It is anticipated that additional costs in respect of this second closure will be approximately $1.5 million. As a result of this standardization and plant closures, a net impairment charge of $2,919 on the property, plant and equipment was included in restructuring expenses. Also included are transfer and severance costs related to employee consolidation in the Company’s United States headquarters. The costs incurred in fiscal 2004 are included in other expense on the consolidated statement of operations.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The following table details the activity in the accrued restructuring liability and the non-cash charge:

	Provision		Outstanding
	During	Paid During	at December 31,
	2004	2004	2004

Cash component:
Contractual termination benefits	$7,124	$5,629	$1,495
Other	406	—	406

	7,530	$5,629	$1,901

Non-cash component:
Property, plant and equipment write-down	2,919

Total restructuring	$10,449

(ii)	Transaction expenses:

As part of the pending transaction, certain costs and expenses have been incurred that are directly attributable to the transaction. It is expected that additional costs will be incurred in 2005 in order to complete the transaction (see note 23).

(iii)	(Gain) loss on disposal of property, plant and equipment:

In 2004, the Company disposed of idle property, plant and equipment as well as other machinery and equipment for cash consideration of $10,381. The disposal of these assets resulted in a net gain of $5,145, which is included in other expense.

In 2003, the Company disposed of the net assets of a manufacturing facility and other machinery and equipment for cash consideration of $13,755. The disposal of these assets resulted in a net loss of $2,385, which is included in other expense. The Company also disposed of its interest in another less than wholly owned subsidiary for cash consideration of $192.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

16.	Income taxes:

	2004	2003

Current	$13,155	$25,382
Future	29,498	9,082

	$42,653	$34,464

The effective rates of income taxes provided in the consolidated statements of income vary from the combined Canadian federal and provincial statutory income tax rates as follows:

		2004		2003

	Amount	% of pre-tax income	Amount	% of pre-tax income

Income tax computed at statutory income tax rate	$59,621	33.6	$52,859	35.8
Reduction in rate of tax due to income earned in foreign jurisdictions	(14,728)	(8.3)	(14,197)	(9.6)
Reduction for manufacturing and processing in Canada	—	—	(671)	(0.5)
Change in valuation allowance	(239)	(0.1)	(1,484)	(1.0)
Other	(2,001)	(1.2)	(2,043)	(1.4)

	$42,653	24.0	$34,464	23.3

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

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

	2004	2003

Future tax assets:
Non-capital loss carryforwards	$28,162	$33,564
Capital loss carryforwards	3,523	3,111
Intangibles	4,172	4,271
Amounts not currently deductible for tax purposes	20,397	29,318
Other	1,550	4,093

	57,804	74,357
Valuation allowance	(6,476)	(7,715)

	51,328	66,642

Future tax liabilities:
Plant and equipment	(125,335)	(116,886)
Pension asset	(4,397)	(3,417)
Unrealized foreign exchange gain	(18,778)	(13,516)
Other	(4,336)	(1,852)

	(152,846)	(135,671)

Net future tax liability	$(101,518)	$(69,029)

17.	Supplemental cash flow information:

	2004	2003

Interest paid	$38,921	$38,704
Income taxes paid	29,816	16,925
Income tax refunds	8,534	14,979
Notes issued in connection with business combinations	—	612

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

18.	Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2004	2003

Net income	$127,951	$107,671

Weighted average number of common shares outstanding:
Basic	54,773,000	53,857,000
Effect of share options	1,216,000	1,462,000

Diluted	55,989,000	55,319,000

Earnings per share:
Basic	$2.34	$2.00
Diluted	2.29	1.95

In 2004 and 2003, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the reporting year.

The sum of the basic and diluted earnings per share for the quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

19.	Variable interest entities:

Certain of the Company’s investments were consolidated in fiscal 2004 as they represented variable interest entities, as the Company was deemed to be the primary beneficiary of the investments. As a result, their operating results were consolidated in the current year. The impact of consolidating these investments as VIE’s on the consolidated balance sheet is as follows:

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

	Initial Adoption	December 31, 2004

Current assets	$5,436	$17,507
Property, plant and equipment	35,579	83,750
Goodwill	84	584
Long-term future income taxes	5,873	6,086
Equity investments	(10,727)	—

Current liabilities	5,684	5,892
Long-term debt	21,996	23,347
Long-term future income taxes	—	601
Non-controlling interest	8,565	36,251

20.	Jointly controlled operations:

The investment in the 45% owned jointly controlled operation (see note 2) is accounted for under the proportionate consolidation method. The following table summarizes the Company’s proportionate share of the jointly controlled operations that are included in these consolidated financial statements. Intercompany transactions have been eliminated on consolidation.

	Acquisition Date	December 31, 2004

Statement of operations:
Revenues	$—	$6,437
Operating expenses	—	5,447
Net income from continuing operations	—	990

Balance sheets:
Current assets	2,265	3,694
Non-current assets	8,375	8,647
Current liabilities	888	799
Non-current liabilities	39	36

Statement of cash flows:
Cash from operating activities	—	1,605
Cash used in investing activities	—	(27)
Cash used in financing activities	—	(279)

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

21.	Segmented information:

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

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

Geographic segment data	2004	2003

Sales:
North America	$1,760,317	$1,434,055
Europe and other	487,625	380,573
Intersegment	(48,077)	(37,390)

	$2,199,865	$1,777,238

Operating income:
North America	207,014	179,142
Europe and other	54,212	37,580

	261,226	216,722

Expenses:
General	36,112	30,389
Interest	39,968	35,536
Other expense	7,703	3,145
Income taxes	42,653	34,464
Non-controlling interest	6,839	5,517

	133,275	109,051

Net income	$127,951	$107,671

Identifiable assets:
North America	$1,440,493	$1,088,486
Europe and other	554,762	358,962
Corporate assets, including cash	113,230	245,703

	$2,108,485	$1,693,151

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

The Company derives revenue from two major product lines, interior and exterior products as follows:

	2004	2003

Sales:
Interior products	$1,364,683	$1,164,563
Exterior products	835,182	612,675

	$2,199,865	$1,777,238

Segmented export sales are as follows:

	2004	2003

Sales:
North America	$14,295	$15,987
Europe and other	61,305	42,597

	$75,600	$58,584

Transfers between geographic regions and product lines are accounted for at the same prices as sales to customers outside the enterprise. Included in sales in 2004 are sales from facilities in Canada to all external customers of $362,000 (2003 — $323,000). Also included in sales in 2004 are sales to one customer of $594,000 (2003 — $378,000).

Depreciation and amortization are as follows:

	2004	2003

North America	$44,956	$32,890
Europe and other	18,958	15,671

	$63,914	$48,561

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Capital expenditures are as follows:

	2004	2003

North America	$43,945	$38,705
Europe and other	15,574	10,749

	$59,519	$49,454

Additional segmented information is as follows:

	2004	2003

Property, plant and equipment:
Canada	$124,573	$84,163

North America	$558,560	$473,230
Europe and other	372,620	278,880

	$931,180	$752,110

Equity investments:
Canada	$—	$11,381

North America	$—	$11,381
Europe and other	3,514	3,953

	$3,514	$15,334

Goodwill:
Canada	$63,173	$26,442

North America	$252,056	$120,578
Europe and other	37,074	9,897

	$289,130	$130,475

22.	Reconciliation of Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company’s consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

If United States GAAP were applied, net income for the year would be adjusted as follows:

	2004	2003

Net income based on Canadian GAAP	$127,951	$107,671
Effect of SFAS 133, net of tax	4,748	2,318

Net income based on United States GAAP	$132,699	$109,989

Earnings per share under United States GAAP	$2.42	$2.04
Diluted earnings per share under United States GAAP	2.37	1.99

U.S. Accounting Standard SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of SFAS 133”, (“SFAS 138”) requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. At December 31, 2004, the Company has recorded an asset of $2,032, a tax liability of $729 and a corresponding gain of $1,303 to other comprehensive income. Under Canadian GAAP, the derivative instruments are not marked to market and the related off balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As of December 31, 2004, the total floating rate debt effectively converted to fixed rate debt was $268,750 (2003 — $293,250). These agreements mature at various dates through 2006.

The criteria under SFAS 133 were not met prior to the establishment of the above noted interest rate swap agreements. Accordingly, any change in the fair value of the interest rate swaps was reported in income from inception to December 31, 2003. As of January 1, 2004, the Company had met the criteria for designation and assessing the effectiveness of hedging relationships, thus the interest rate swaps were designated as cash flow hedges. Under US GAAP, changes in fair values of these financial instruments that are designated as effective and qualify as cash flow hedges are reported in accumulated other comprehensive income and are reclassified into income in the same period as the hedged transaction is recalculated.

United States GAAP requires that depreciation and amortization, impairment of property plant and equipment, and restructuring expenses be included in the determination of operating income and does not permit the disclosure of a subtotal of income before such items.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Comprehensive income under United States GAAP is as follows:

	2004	2003

Net income based on United States GAAP	$132,699	$109,989
Foreign currency translation adjustment	53,570	62,792
Additional minimum liability, net of tax	(715)	357
Effective portion of derivative instruments, net of tax	3,401	—

Comprehensive income based on United States GAAP	$188,955	$173,138

Accounting policies:

In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires the recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Prior standards required only a commitment to an exit or disposal plan in order to recognize the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others”, which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company’s year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its financial statements (see note 14). The Company was not impacted by the measurement requirements of FIN 45 in 2004 or 2003.

In January 2003, FASB issued FIN 46, “Consolidation of Variable Interest Entities” which was revised in December 2003. FIN 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity’s activities or is entitled to receive a majority of the entity’s returns or both. The consolidation provisions of FIN 46 are effective for new variable interest entities created after January 31, 2003, and are applicable to existing entities of foreign private issuers as of January 1, 2004. The Company has consolidated certain investments as a result of this requirement (see note 19).

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

During 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The standard is effective for the Company’s U.S. GAAP reporting for the year commencing January 1, 2004 and requires presentation as a liability for instruments that meet certain criteria. This standard did not have a significant impact on the Company’s financial statements under U.S. GAAP.

Recently issued accounting standards:

During 2003, FASB issued SFAS No. 132 (Revised), “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. The statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit plans and other post-retirement benefit plans. The requirements of SFAS 132 do not have an impact on the Company’s consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — An Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. In addition, the statement also addresses the allocation of fixed overheads to the costs of conversion, and concludes that it should be based on the normal capacity of production facilities. The requirements of SFAS 151 are not expected to have an impact on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — An Amendment to Accounting Principles Board (“APB”) Opinion No. 29”. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The requirements of SFAS 153 are not expected to have an impact on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (Revised), “Share-Based Payments”. This statement requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the statement of operations. SFAS 123 (Revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, “Accounting for Stock-Based Compensation” as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Accordingly, these revisions to SFAS No. 123 are not expected to have a significant impact on the Company’s consolidated financial statements.

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for under the equity method. However, as allowed by the Securities and Exchange Commission (“SEC”), reclassification is not required in an SEC filing when specified criteria are met and the information is disclosed. These criteria have been met and the information is disclosed in note 19. Although adoption of proportionate consolidation has no impact on net earnings or shareholders’ equity, it does increase assets, liabilities, revenues, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

Consolidated balance sheets:

As a result of the differences in the method of adoption of CICA recommendations, and SFAS 109, “Accounting for Income Taxes”, and SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” under United States GAAP, the carrying values of certain assets and liabilities would be different. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

2004	Canadian GAAP	United States GAAP

Balance sheet:
Current assets	$801,856	$803,888
Goodwill	289,130	298,781
Long-term future tax assets	13,491	17,369
Current liabilities	375,144	379,362
Long-term liabilities	816,393	825,012
Retained earnings	529,611	531,389
Accumulated other comprehensive income	—	116,570

2003	Canadian GAAP	United States GAAP

Balance sheet:
Current assets	$755,588	$756,172
Goodwill	130,475	140,126
Long-term future tax assets	8,315	14,639
Current liabilities	370,603	370,813
Long-term liabilities	589,908	609,226
Retained earnings	403,525	400,558
Accumulated other comprehensive income	—	60,485

MASONITE INTERNATIONAL CORPORATION
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except share and per share amounts)

Years ended December 31, 2004 and 2003

Consolidated statements of cash flows:

United States GAAP does not permit the disclosure of a subtotal for cash provided by operating activities before the effect of changes in working capital.

23.	Proposed transaction

The Company entered into a Combination Agreement (the “KKR Transaction”) dated December 22, 2004, as amended and restated on January 16, 2005 and February 17, 2005, with Stile Acquisition Corp. (“Stile”) an affiliate of Kohlberg, Kravis and Roberts & Co. L.P. (“KKR”) whereby all of the issued and outstanding common shares of the Company would be indirectly acquired by KKR for Cdn$42.25 per share. The KKR Transaction is subject to approval by 66-2/3% of shareholders casting votes at a special meeting of shareholders to be held March 31, 2005 and by a majority of the votes cast at such meeting other than in respect of common shares held by senior management of the Company. Upon receipt of the requisite shareholder approval, the Company will begin the process of de-listing its common shares from the New York Stock Exchange and the TSX. If either a superior proposal from another bidder is accepted, or the Company is sold to another party within twelve months of the KKR Transaction being terminated, the Company has agreed to pay a fee to Stile of Cdn$27.5 million. The amendment and restatement that was executed on February 17, 2005 also provides that the Company will pay Stile a $20 million hedging cost fee if the requisite percentage of shareholders do not approve the KKR Transaction.

24.	Comparative figures

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MASONITE INTERNATIONAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION HAS BEEN PREPARED BY MANAGEMENT AND IS A REVIEW OF THE COMPANY’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003 BASED UPON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS SPECIFIED OTHERWISE.

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. NOTE 22 TO THOSE STATEMENTS DESCRIBES DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Overview of the Business

Masonite International Corporation (“we” or “Masonite”) is an integrated, global building products company with our Corporate Headquarters in Mississauga, Ontario and our International Administrative Offices in Tampa, Florida. We operate over 80 facilities in 18 countries in North America, South America, Europe, Asia and Africa and have approximately 14,000 employees. We sell our products to customers in over 70 countries.

The demand for building products is influenced by various macroeconomic factors, including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. During periods when these macroeconomic factors are favorable, home prices typically rise, the volume of existing home sales increases and consumers tend to be more willing and able to undertake renovation, remodelling and repair projects for their homes. As a result, the demand for building products such as our door components, doors and door entry systems rises and a greater proportion of our sales in this area involve higher value products. Sales of our products for renovation, remodelling and repair represent the fastest growing area of our business.

When these macroeconomic factors are favorable, new residential and commercial construction also increases, which in turn leads to increased demand for building products such as ours. Although our sales to new residential and commercial construction projects are not as significant to our business as our sales for renovation, remodelling and repair activities, the presence of favorable macroeconomic factors will have a greater impact on our sales to new construction projects.

We are a vertically integrated manufacturer of door components, doors and door entry systems. In particular, we are among the world’s largest manufacturer of wood composite molded door facings and among the largest manufacturers of wood composite molded doors, which represent the majority of our interior door sales. In order to realize cost advantages and efficiencies provided by vertical integration, we have integrated the various operations in our North American segment as well as our Europe and other segment to the point where we share common systems, financing and infrastructure. This approach is part of our all products strategy which has been put in place to improve the efficiency and effectiveness of our marketing and sales efforts. The all products strategy is a program we have developed for offering our full range of door products to all of our North American customers on a coordinated, one-stop shopping basis, using an integrated sales effort.

The sale of door components, doors and door entry systems is diversified by geography, distribution channel and product. We sell door products in 70 countries. Products are sold through multiple distribution channels reducing reliance on any one channel. Our 82 manufacturing and distribution facilities are located near customers, which enables us to provide effective customer service through multiple distribution channels. These distribution channels include: (i) direct distribution to home centre retailers; (ii) one-step distribution that sells direct to home builders and contractors; and (iii) two-step distribution through wholesale distributors.

In many of the countries in which we operate, an increasingly large share of sales of building products are sold through large home centres and other large retailers. In addition, consolidation among companies operating in different distribution channels has increased in recent years resulting in more customers operating nationally and internationally. These trends are present to a lesser extent in Latin America and Asia but we expect them to accelerate in those areas in future years. We believe we are well-positioned to succeed with these large customers as we offer comprehensive product lines, a focus on on-time and complete deliveries, and consistency in products and merchandising. We also provide our home centre and other large retailer customers value-added fabrication and logistical services, including store delivery of pre-hung interior and exterior doors. Finally, we offer a broad range of interior and exterior doors in the form of stock products, custom-designed doors and special order doors. This extensive product and service offering allows us to offer an all products strategy which allows one-stop shopping to customers and reduces reliance on any one type or style of door.

MASONITE INTERNATIONAL CORPORATION

Recent Developments

During 2004 we completed several acquisitions. The most significant, the purchase of the North American residential entry door business of The Stanley Works, was completed in March for a total cost of approximately $164 million. This acquisition strengthened our position as a leader in entry doors in North America. During the second quarter, we expanded our presence in Europe by acquiring a manufacturer of residential interior doors in Eastern Europe with the purchase of a 75% interest in a door manufacturer with production facilities in Poland and the Czech Republic. The total consideration for this transaction was approximately $24 million. We believe that expansion in Europe will provide one of our most important future growth opportunities. In addition, we acquired a 45% interest in a U.S. based manufacturer of door components for consideration of approximately $10 million. In the third quarter we increased our wood composite molded door facing capacity with the acquisition of a 50% interest in a state-of-the-art manufacturer located in Malaysia for total consideration of approximately $26 million. This facility will allow us to increase the penetration of wood composite molded doors in Asia and service our growing needs for wood composite molded door facings in North America. Finally, we acquired a U.S. based manufacturer of interior residential doors and door components for total consideration of approximately $32 million. All consideration paid in 2004 was in cash. In recent years, both our competitors and our customers have been increasing consolidation in the industry. We believe these acquisitions will allow us to remain competitive and increase our sales by permitting access to new regions, new products and future supplies of materials.

We entered into a Combination Agreement (the “KKR Transaction”) dated December 22, 2004, as amended and restated on January 16, 2005 and February 17, 2005, with Stile Acquisition Corp. (“Stile”) an affiliate of Kohlberg, Kravis and Roberts & Co. L.P., whereby all of the issued and outstanding common shares of Masonite would be indirectly acquired by KKR for Cdn$42.25 per share. The KKR Transaction is subject to approval by 66-2/3% of shareholders casting votes at a special meeting of shareholders to be held on March 31, 2005 and by a majority of the votes cast at such meeting other than in respect of common shares held by our senior management. Upon receipt of the requisite shareholder approval, we will begin the process of de-listing our common shares from the New York Stock Exchange and the TSX. If we either accept a superior proposal from another bidder or are sold to another party within twelve months of the KKR Transaction being terminated, we agreed to pay a fee to Stile of Cdn$27.5 million. The amendment and restatement that we executed on February 17, 2005 also provides that we will pay Stile a $20 million hedging cost fee if the requisite percentage of our shareholders do not approve the KKR Transaction. In connection with the KKR Transaction, we incurred direct transaction costs in 2004 which have been included in other expense. Additional costs will be incurred in 2005 to complete the KKR Transaction. Upon the close of the KKR Transaction, certain of our accounts will be impacted by fair value accounting which may affect the forward looking statements contained herein.

During 2004, we commenced a program to rationalize and standardize our residential entry door production in order to improve operating efficiencies. As a result of this decision, we announced the closure of two entry door production facilities in North America. A facility located in Canada was closed during the year and the closure of a U.S. based facility was announced in the fourth quarter. We are in the process of completing the transfer of production to our remaining entry door facilities. We also announced the transfer of our post forming door facing manufacturing operations in Korea to another of our wood composite molded door facing facilities. The shutdown and termination costs for closing these facilities, and the impaired asset charge that resulted from the standardization initiative, are included in other expense.

Our results were negatively impacted during the year by several hurricanes in the Southeastern U.S., a 25 day strike at an interior door manufacturing facility and certain employee transfer and severance costs as we completed the consolidation in Tampa of key operating executives that began with the shutdown of the Masonite Corporation Chicago headquarters in 2002.

Selected Consolidated Financial Information
Years ended December 31 (in millions of United States dollars, except per share amounts)

	2004	2003	2002

Operating Data
Sales	$2,199.9	$1,777.2	$1,619.5
Net income	128.0	107.7	89.5
Net income per share*
Basic	2.34	2.00	1.70
Diluted	2.29	1.95	1.65
Balance Sheet Data
Total assets	2,108.5	1,693.2	1,462.8
Long-term debt	593.4	447.3	498.0

*Based on the weighted average number of our common shares outstanding during the year.

Results of Operations — Fiscal 2004 Compared to Fiscal 2003

Consolidated Sales

MASONITE INTERNATIONAL CORPORATION

Years ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Sales	$2,199.9	$1,777.2	$422.7	23.8%

Consolidated sales in 2004 increased approximately 24% or $423 million to $2.2 billion from sales of $1.8 billion in 2003. Approximately one-half of this increase in sales was attributable to existing operations, and the balance to businesses acquired during 2004. Demand in both the home improvement and new construction sectors in the regions where our products are sold was stronger in 2004 than 2003. Over the past five years our revenues have increased at an annual compound rate of 14% through a combination of acquisitions of businesses, gains in market share and new product introductions. In 2003, our financial results were negatively affected by harsh weather conditions early in the year and slower demand because of greater consumer uncertainty due to geopolitical events. Sales in 2004 were positively impacted by acquisitions of businesses and the release of several new interior and exterior products as well as by the continued implementation of our all products strategy.

Sales and Percentage of Sales by Principal Geographic Region
Years ended December 31 (in millions of United States dollars)

	2004	2003

North America	$1,760.3	$1,434.1
	80%	81%
Europe and other	$487.6	$380.6
	22%	21%
Intersegment	(48.1)	(37.4)
	(2%)	(2%)

Sales in our principal segment, North America, increased by approximately 23% to $1.8 billion in 2004 compared to $1.4 billion in 2003. The 23% year-over-year sales increase was due to an 8% increase in our existing operations and 15% from acquired businesses. North American sales were positively impacted by the release of several new interior and exterior products as well as the continued implementation of our all products strategy.

Sales in our other segment, Europe and other, increased by approximately 28% to $488 million in 2004 compared to $381 million in 2003. The 28% year-over-year sales increase was due to a 22% increase in our existing business and the balance from acquired businesses. Demand from the new construction and home renovation sectors was strong in 2004 in the regions where our products are sold. In addition, we increased our sales of door components to our North American segment and customers in Eastern Europe. During 2004, we expanded our presence as a door manufacturer in Europe to include several Eastern European countries. With the expansion of the European Union in 2004, we expect growth in Europe to continue. Also partly impacting 2004 growth rates were the strengthening European currencies relative to the U.S. dollar.

Intersegment sales consist primarily of sales of door components from the Europe and other segment to the North American segment. These sales increased in 2004 due to businesses acquired in 2004 and higher demand for doors in our North American segment.

Sales and Percentage of Sales by Product Line
Years ended December 31 (in millions of United States dollars)

	2004	2003

Interior	$1,364.7	$1,164.5
	62%	66%
Exterior	$835.2	$612.7
	38%	34%

The proportion of revenues from interior and exterior products was approximately 62% and 38%, respectively, in 2004, compared to 66% and 34%, respectively, in 2003. The increase in exterior products as a percentage of total sales was attributable to our continued focus on exterior products and to the March 2004 acquisition of the entry door business from The Stanley Works. The introduction of innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in sales of exterior products.

Cost of Sales
Years ended December 31

	2004	2003

Cost of sales, as a percentage of sales	78.3%	77.7%

Cost of sales, expressed as a percentage of sales, increased to 78.3% in 2004 from 77.7% in 2003. As is the case for many industries, we are experiencing increasing costs and, in some cases shortages of supply, particularly in relation to steel, transportation, petroleum-based products, lumber and wood related components. These cost increases impacted our financial results through most of the year. The effects of these cost increases were mitigated through improvements to operating leverage from the 12% increase in sales from existing businesses, the use of alternative products and sources of supply, and price increases to customers. The continuing impact of these and other measures is difficult to estimate due to

MASONITE INTERNATIONAL CORPORATION

the potential timing difference between input cost changes, ongoing availability of material and our ability to mitigate these effects.

The results for 2004 were also negatively impacted by hurricanes in the Southeastern U.S., a labor disruption and certain realignment initiatives at our North American logistical facilities. Our ten facilities in the areas most severely affected by four hurricanes in the Southeastern U.S. lost a number of production and shipping days. While our properties were not damaged by the events, these facilities were forced to temporarily close, as were many of our customers in the area. Also in the third quarter of 2004, a labor disruption at one of our North American manufacturing operations resulted in 25 lost days of production.

Selling, General and Administrative Expenses
Years ended December 31

	2004	2003

Selling, General and Administrative Expenses, as a percentage of sales	8.6%	9.1%

Selling, general and administrative expenses as a percentage of sales were 8.6%, or approximately $188 million in 2004, compared with 9.1%, or approximately $162 million, in 2003. The relative decrease in selling, general and administrative expenses as a percentage of sales is primarily due to the fixed portion of these costs being applied over a larger sales base. In absolute terms, selling, general and administration expense increased during the year primarily due to acquisitions of businesses, certain sales related items such as commissions, and costs related to the adoption of the full value incentive plan as discussed in the “Critical Accounting Policies and Estimates” section.

Consolidated EBITDA* Margins
Years ended December 31

	2004	2003

Consolidated EBITDA margins	13.1%	13.2%

Consolidated EBITDA margins declined to 13.1% in 2004 from 13.2% in 2003. This 13.1% margin is consistent with our reported quarterly results for 2004.

Increasingly, the investment and banking industries calculate and analyze the performance of a company using an EBITDA measurement. The calculation of EBITDA as a percentage of sales for Masonite over the last five years is as follows:

2004	2003	2002	2001	2000

13.1%	13.2%	13.0%	10.1%	8.5%

*See discussion of non-GAAP financial measures

Segmented Operating Margins
Years ended December 31

	2004	2003

North America	11.8%	12.5%
Europe and other	11.1%	9.9%

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment declined to 11.8% from 12.5% in 2004. The factors discussed above disproportionately affected this segment.

Our North American segment margins were also affected by changes in our employee benefit plans. We recorded a curtailment gain on our post-retirement benefit program of approximately $2 million in 2004 and a net curtailment gain on our defined benefit pension plan of approximately $5 million in 2003. As part of the change that caused these curtailment gains, other defined contribution pension plans in the United States were enhanced; resulting in increased expense for these plans of approximately $3 million in 2004 and approximately $2 million in 2003 over comparative costs absorbed in 2002.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment increased to 11.1% for 2004 from 9.9% for the previous year, primarily as a result of improvements in operating efficiencies in our European operations, particularly in France, businesses acquired during the year and an increase in sales of door components to our North American segment and customers in Eastern Europe.

Other Expense
Years ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Other expense	$7.7	$3.1	$4.6	144.9%

Included in other expense in 2004 are costs associated with the shutdown of our Richmond, Indiana exterior steel door plant; the transfer of the Seoul, South Korea post forming wood composite molded door facing production to another

MASONITE INTERNATIONAL CORPORATION

facility; the consolidation of senior operating management in our Tampa, Florida headquarters; the previously announced KKR Transaction; and a gain on disposal of property, plant and equipment.

The shutdown of the Richmond operation, our smallest exterior door facility, is part of our ongoing program of rationalization of exterior door capacity and standardization of exterior door production and product specifications. The charges at the South Korea operation are the result of transferring all of that facility’s post forming wood composite molded door facing production to another of our wood composite molded door facing plants. Employee consolidation in our Tampa headquarters, which included employee transfer and severance costs, is the completion of the consolidation in Tampa of key operating executives that began with the shutdown of the former Masonite Corporation Chicago headquarters in 2002. We have incurred significant legal, accounting and other costs related to the proposed KKR Transaction.

The Richmond facility shutdown resulted in a charge to other expense of approximately $4 million, primarily for severance and asset impairment charges. The transfer of the South Korea production resulted in a charge to other expense of approximately $2 million, primarily for employee termination costs. At this time, we expect that in the first quarter of 2005 an additional approximately $2 million will be incurred for the Richmond shutdown and the South Korea termination costs. The senior operating employee transfer and severance costs resulted in a charge to other expense of approximately $2 million. The legal, accounting and other costs related to the proposed KKR Transaction resulted in a charge to other expense of approximately $3 million.

During the year, the sale of certain idle real estate and other equipment for proceeds of approximately $10 million resulted in a gain of approximately $5 million which was included in other expense.

Depreciation and Amortization Expense
Years ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Depreciation and amortization	$63.9	$48.6	$15.3	31.6%

Depreciation and amortization expense increased approximately $15 million in 2004 to approximately $64 million from approximately $49 million in 2003. The increase in depreciation and amortization is the result of businesses acquired during the year as well as additional depreciation being incurred on capital expenditures from 2003. Also, we included a total amortization charge of approximately $3 million relating to amortizable intangible assets acquired during the current year. This exceeds the range of $50 million to $52 million that was estimated in the 2003 Management’s Discussion and Analysis, primarily due to the impact of acquisitions. Depreciation and amortization in 2005 is expected to be in the range of $75 to $80 million.

Interest Expense
Years ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Interest	$40.0	$35.5	$4.5	12.5%

Interest expense increased approximately $5 million in comparison to 2003. This increase arose because we incurred additional debt of $200 million to finance acquisitions during the year, experienced an increase in interest rates and introduced the accounts receivable sale program that is discussed in greater detail in “Liquidity and Capital Resources — Business Risks and Uncertainties”. Approximately 58% of our debt is at floating rates, primarily LIBOR, which increased during the year. Repayment of long-term debt from cash flow generated by operations was approximately $104 million.

MASONITE INTERNATIONAL CORPORATION

Income Tax Rates
Years ended December 31

	2004	2003

Combined effective rate	24.0%	23.3%

Masonite’s effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland. Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. The combined income tax rate of 24.0% in 2004 was consistent with the previous estimate of 24% to 25% contained in our 2003 Management’s Discussion and Analysis. Our combined effective income tax rate is expected to be to be in the range of 26% to 28% in 2005.

Net Income and Net Income per Share
Years ended December 31 (in millions of United States dollars, except for per share amounts)

	2004	2003	$ Change	% Change

Net income	$128.0	$107.7	$20.3	18.8%
Net income per share (basic)	$2.34	$2.00	$0.34	17.0%
Net income per share (diluted)	$2.29	$1.95	$0.34	17.4%

Our 2004 net income increased approximately 19%, or $20 million, to a new record level of $128 million ($2.34 per share), from $108 million in 2003 ($2.00 per share). Basic earnings per share of $2.34 in 2004 and $2.00 in 2003 are calculated using the weighted average number of shares outstanding for the year of approximately 54.8 million and 53.9 million, respectively. On December 31, 2004 there were 54,796,531 common shares outstanding.

Calculations of diluted earnings per share of $2.29 in 2004 and $1.95 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. Approximately 2.3 million (2003 — 2.7 million) share options with an exercise price lower than the average market price were outstanding at December 31, 2004 at prices ranging from $7.28 to $23.08 per share (2003 — $6.67 to $21.14).

MASONITE INTERNATIONAL CORPORATION

Foreign Currency Translation
Years ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Cumulative translation adjustments	$115.6	$62.1	$53.5	86.3%

The increase during the year in this unrealized cumulative translation balance, which is a component of shareholders’ equity, was primarily the result of the continued strengthening of the euro, the U.K. pound sterling and the Canadian dollar during 2004 compared to our reporting currency, the U.S. dollar. There was a corresponding net increase of the translated value of our net investment in the assets and liabilities of self-sustaining foreign operations in the 17 foreign countries outside of the U.S. in which we operated in 2004.

Results of Operations — Fourth Quarter of 2004 compared with Fourth Quarter of 2003

Consolidated Sales
Three months ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Sales	$570.2	$455.9	$114.3	25.1%

Consolidated sales in the fourth quarter of 2004 increased approximately 25% or $114 million to $570 million from sales of $456 million in 2003. The 25% quarter-over-quarter sales increase was the result of growth from existing operations (8%) and businesses acquired in 2004 (17%). In all regions where Masonite's products are sold, demand in both the home improvement and new construction sectors was stronger this quarter than the comparable period in 2003.

Sales and Percentage of Sales by Principal Geographic Region
Three months ended December 31 (in millions of United States dollars)

	2004	2003

North America	$452.5	$365.8
	79%	80%
Europe and other	$131.8	$99.9
	23%	22%
Intersegment	($14.2)	($9.8)
	(2%)	(2%)

Sales in our principal segment, North America, increased by approximately 24% to $453 million in the fourth quarter of 2004 compared to $366 million reported in the same period in 2003. The 24% quarter-over-quarter sales increase was the result of growth from existing operations (4%) and businesses acquired in 2004 (20%).

Sales in our other segment, Europe and other, increased by approximately 32% to $132 million in the fourth quarter of 2004 compared to $100 million in the same period in 2003. The 32% quarter-over-quarter sales increase was the result of growth from existing operations (21%) and businesses acquired in 2004 (11%).

Sales and Percentage of Sales by Product Line
Three months ended December 31 (in millions of United States dollars)

	2004	2003

Interior	$368.9	$305.5
	65%	67%
Exterior	$201.3	$150.4
	35%	33%

The proportion of revenues from interior and exterior products was approximately 65% and 35% respectively, in the fourth quarter of 2004 compared to 67% and 33%, respectively, in the fourth quarter of 2003. The traditional decrease in sales of exterior doors in the fourth quarter from the second and third quarters is largely due to weather. Seasonal factors influence the demand for exterior doors due to the reduction in replacement activity during the winter months. Sales of interior doors are largely unaffected by seasonal factors.

Cost of Sales
Three months ended December 31

	2004	2003

Cost of sales, as a percentage of sales	78.1%	77.7%

Cost of sales, expressed as a percentage of sales, increased to 78.1% in the fourth quarter of 2004 from 77.7% in the fourth quarter of 2003, but improved from the third quarter of 2004.

MASONITE INTERNATIONAL CORPORATION

Selling, General and Administrative expenses
Three months ended December 31

	2004	2003

Selling, general and administrative expenses, as a percentage of sales	8.3%	8.6%

Selling, general and administrative expenses as a percentage of sales were 8.3%, or approximately $47 million in 2004, compared with 8.6%, or approximately $39 million, in 2003.

MASONITE INTERNATIONAL CORPORATION

Consolidated EBITDA Margins
Three months ended December 31

	2004	2003

Consolidated EBITDA margins	13.6%	13.7%

Consolidated EBITDA margins decreased to 13.6% from 13.7% for the comparable three month periods of 2004 and 2003. This 13.6% margin is an improvement over our reported quarterly results for 2004.

Segmented Operating Margins
Three months ended December 31

	2004	2003

North America	11.5%	13.9%
Europe and other	11.7%	6.8%

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment decreased to 11.5% in 2004 from 13.9% in 2003 for the three month period. During 2003, we realized a net pension gain on the curtailment of our defined benefit pension plan as well as increased defined contribution pension expense as previously discussed.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment improved to 11.7% in 2004 from 6.8% in 2003 for the three month period, primarily as a result of higher operating leverage, stronger demand for doors, particularly in France, businesses acquired during the year and increased sales of door components to our North American segment and Eastern Europe.

Other Expense
Three months ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Other expense	$9.7	$2.7	$7.0	251.0%

Included in other expense in the fourth quarter is approximately $10 million of costs associated with the shutdown of our Richmond, Indiana exterior steel door plant; the transfer of the Seoul, South Korea post forming wood composite molded door facing production to another facility; the consolidation of senior operating management in our Tampa, Florida headquarters; and the previously announced KKR Transaction.

Depreciation and Amortization Expense
Three months ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Depreciation and amortization	$19.6	$12.5	$7.1	56.0%

Depreciation and amortization expense increased approximately $7 million in the fourth quarter of 2004 to $20 million from $13 million in 2003.

Interest Expense
Three months ended December 31 (in millions of United States dollars)

	2004	2003	$ Change	% Change

Interest	$11.1	$8.4	$2.7	32.0%

Interest expense increased approximately $3 million in comparison to the fourth quarter of 2003.

Income Tax Rates
Three months ended December 31

	2004	2003

Combined effective rate	21.5%	21.7%

Our effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which we have operations including the United States, Canada, France, the United Kingdom and Ireland. Our tax rate is also affected by the other expense items previously discussed, as well as estimates of realizability of tax assets, changes in tax laws, and the timing of the expected reversal of temporary differences.

MASONITE INTERNATIONAL CORPORATION

Net Income and Net Income per Share
Three months ended December 31 (in millions of United States dollars, except per share amounts)

	2004	2003	$Change	% Change

Net income	$27.3	$29.2	($1.9)	(6.4%)
Net income per share (basic)	$0.50	$0.54	($0.04)	(7.4%)
Net income per share (diluted)	$0.49	$0.53	($0.04)	(7.5%)

Our 2004 net income for the fourth quarter decreased approximately 6%, or $2 million to $27 million ($0.50 per share) from $29 million in 2003 ($0.54 per share). The decline in earnings was a result of a net charge to other expense (income) of approximately $10 million as previously discussed. Basic earnings per share of $0.50 in the fourth quarter of 2004 and $0.54 in the fourth quarter of 2003 are calculated using the weighted average number of shares outstanding for the three-month period of approximately 54.8 million and 54.2 million, respectively. Calculations of diluted earnings per share of $0.49 in 2004 and $0.53 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. The weighted average number of diluted shares for the quarter ended December 31, 2004 was approximately 56.0 million (2003 — 55.7 million).

Liquidity and Capital Resources

Capital Structure Composition
As at December 31

	2004	2003

Shareholders’ equity	51.6%	53.7%
Non-controlling interest	5.0	2.6
Short-term debt	1.1	0.5
Long-term debt*	34.7	35.4
Future income taxes	7.6	7.8

	100.0%	100.0%

*Includes current portion of long-term debt

Maintaining significant levels of liquidity and cash flow are important components of our financial strategy.

Historically, we have funded our growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

In June 2004, we filed a Normal Course Issuer Bid (the “Share Repurchase”) with the Toronto Stock Exchange. A copy of the Notice relating to the Share Repurchase may be obtained, without charge, by contacting our Investor Relations Department at investorrelations@masonite.com. For the year ended 2004, we purchased for cancellation 100,000 (2003 — nil) of our common shares for approximately $2 million (2003 — $nil) pursuant to our Share Repurchase. Subsequent to year end, we terminated this Share Repurchase.

Cash flows from Operating Activities
Years ended December 31 (in millions of United States dollars)

	2004	2003

Cash generated in operating activities	$146.9	$154.8

The decrease in cash flows from operations in 2004 compared to 2003 was largely due to an accumulation of inventory from the third quarter to the fourth quarter of 2004 of approximately $30 million. We expected an increase in inventories throughout 2004 to support the higher level of sales and as a result of acquiring businesses. However, the year end increase of approximately $30 million occurred primarily because of a buildup of finished goods related to home centre sales in January as well as the delayed receipt of raw materials, including steel, wood composite molded door facings and pine products, from offshore sources due to earlier shipping capacity shortages that occurred throughout 2004.

During 2004, we entered into an agreement to sell up to $75 million of non-interest bearing accounts receivable. The impact on cash flow was negligible when compared to 2003 as the program benefits were offset by longer terms to certain customers. At December 31, 2004, $75 million (2003 — $nil) of receivables had been sold, and were excluded from accounts receivable. Under this agreement, we retain servicing responsibilities but do not have a retained interest in the receivables.

When we acquired the entry door business of The Stanley Works, we continued an accounts receivable sale program already established by The Stanley Works. Consequently, this program did not have any impact on our comparable year-over-year cash flow. At December 31, 2004, approximately $25 million (2003 — $nil) of receivables had been sold, and were excluded from accounts receivable. Under this agreement, we do not retain servicing responsibilities nor do we have a retained interest the receivables.

MASONITE INTERNATIONAL CORPORATION

During 2004 and 2003, we used approximately $147 million and $155 million, respectively, in cash generated from operations to fund additions to property, plant and equipment, repay long-term debt, fund acquisitions of businesses and undertake additional other investing activities.

Cash flows from Investing Activities
Years ended December 31 (in millions of United States dollars)

	2004	2003

Cash used in investing activities	($317.8)	($48.1)

The increase in cash used for investing activities in 2004 compared to 2003 was primarily due to acquisition of businesses. In 2004, we spent approximately $254 million on acquisitions compared to approximately $4 million in 2003. In March 2004, we purchased the residential entry door business of The Stanley Works for cash consideration of $164 million; in June 2004 we acquired 75% of the shares of a door manufacturer in Eastern Europe for cash consideration of $23 million; in July 2004 we acquired a 50% equity interest in a door component manufacturer in Malaysia for cash consideration of $26 million; and in August 2004 we completed the purchase of an interior door and door component manufacturer in the United States for cash consideration of $32 million. We also disposed of two redundant facilities and other production assets in the year resulting in proceeds of disposal of approximately $10 million (2003 — $14 million). We used $60 million to fund additions to property, plant and equipment in 2004, which was somewhat higher than the $50 million to $55 million estimated in the 2003 Management Discussion and Analysis (prior to The Stanley Works acquisition) but consistent with updated estimates during the year. As in 2003, we continue to invest in new products and processes as well as maintenance of our existing capital base.

Cash used in investing activities in 2003 was primarily to fund additions to property, plant and equipment of approximately $50 million. Additional capital expenditures were undertaken in 2003 to support development of several new products at levels that were higher than initially forecast. We continue to invest in our manufacturing operations to increase productivity, improve customer service and introduce new products.

Cash flows from Financing Activities
Years ended December 31 (in millions of United States dollars)

	2004	2003

Cash generated (used) in financing activities	$107.9	($39.8)

Cash generated in financing activities in 2004 were primarily related to long-term debt. During the year, we made repayments of long-term debt of approximately $104 million (2003 — $51 million). An additional $200 million was borrowed to fund current year acquisitions of businesses (2003 — $nil) as discussed below. Cash was also generated from financing activities related to the exercise of stock options for approximately $5 million (2003 — $9 million), less the repurchase of common shares under our Share Repurchase for approximately $2 million (2003 — $nil).

MASONITE INTERNATIONAL CORPORATION

Credit Facilities
Years ended December 31 (in millions of United States dollars)

	2004	2003

Cash on hand	$86.5	$129.7
Revolving bank credit line capacity	$128.0	$120.0
Revolving bank credit line outstanding	$19.1	$6.6
Term loans outstanding	$618.2	$482.8

During the first quarter of 2004, we negotiated additional bank term borrowings of $200 million that were used principally for The Stanley Works acquisition. The new facilities consist of a $50 million term loan due August 31, 2006, and a $150 million term loan due August 31, 2008. The additional borrowings have the same terms and conditions as the existing borrowings.

Revolving bank credit lines are maintained to ensure short-term availability of funds. We had approximately $128 million of revolving bank credit lines established at December 31, 2004 (2003 — $120 million). Total available bank credit lines of $128 million include $100 million of our main revolving bank line and $28 million related to our consolidated subsidiaries bank credit lines. No amounts were outstanding on the main revolving bank line as at December 31, 2004 and 2003. At December 31, 2004, approximately $19 million (2003 — $7 million) was drawn on the subsidiaries bank credit lines and has been classified as bank indebtedness on the balance sheet.

In addition to the facilities discussed above, debt of approximately $34 million (2003 — $nil) was assumed with companies acquired during the year.

The aggregate amount of long-term debt repayments required over the next five years is approximately $618 million as at December 31, 2004, compared to approximately $483 million at December 31, 2003. Accelerated repayment of bank term loans may be required depending upon the generation of excess cash flow subject to performance against certain predetermined ratios as defined in the credit agreement.

MASONITE INTERNATIONAL CORPORATION

Liquidity Ratios
Years ended December 31

	2004	2003

Working capital ratio	2.14:1.0	2.04:1.0
Debt to equity ratio	0.60:1.0	0.49:1.0

(see discussion on non-GAAP financial measures)

The working capital ratio at December 31, 2004 was 2.14:1.0, which is consistent with prior years. Over the last five years, our year-end working capital ratio has been in the range of 1.85:1.0 to 2.40:1.

The debt to equity ratio was higher at December 31, 2004 than at December 31, 2003 due to the additional debt incurred to fund the acquisition of the entry door business of The Stanley Works. In our 2003 Management’s Discussion and Analysis, we estimated that the debt to equity ratio would increase to 0.75:1.0 at the date of that acquisition, as a result of that acquisition. Actual debt to equity ratios of 0.67:1.0 at September 30, 2004 and 0.60:1.0 at December 31, 2004 demonstrate that cash flows from operations provide the funds required to repay the long-term debt at their respective payment and maturity dates.

Contractual Obligations
As at December 31 (in millions of United States dollars)

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

Short-term debt	$19	$19	$—	$—	$—
Long-term debt	$618	$25	$592	$1	$—
Operating leases	$74	$20	$26	$12	$16
Commercial commitments(1)	$34	$32	$2	$—	$—

Total contractual cash obligations	$745	$96	$620	$13	$16

(1) Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction. Commercial commitments exclude normal course purchase orders for raw materials or other goods and services as they represent authorizations to purchase rather than binding contracts.

Our debt has been rated below investment grade by Moody’s and Standard & Poor’s as Ba2 and BB+, respectively, with a stable outlook. It is our longer term intention to obtain investment grade status from both rating agencies at the earliest opportunity. Achieving investment grade status should permit us to continue to improve borrowing terms.

We believe that our current cash balance plus cash flows from operations and the additional bank term loan referred to above will be sufficient to fund our near-term working capital and other investment needs.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in Notes 1, 3, 9, 13 and 14 to our annual audited consolidated financial statements.

Business Risks and Uncertainties

Our strategic focus is to expand and strengthen our core business of the manufacture and sale of doors, door components and door entry systems. A strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. We have addressed this risk by broadening our customer base within the regions and sectors where our products were already sold and by expanding into new countries and regions. During the 1990s, we acquired numerous facilities in France and the United Kingdom. The completion of the Masonite Corporation acquisition in 2001 added operations in Ireland, South Africa and South Korea. Our 2004 annual sales outside North America exceeded $440 million.

We obtain labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency of the country where the facility operates. We sell a significant portion of our products within the respective domestic channels of each country in which we have a production facility at domestic market selling prices. In situations where import or export commitments are undertaken, we may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. Our

MASONITE INTERNATIONAL CORPORATION

policy is not to utilize foreign exchange contracts for trading or speculative purposes. Our foreign exchange contracts outstanding at December 31, 2004 are described in Note 13 of the annual audited consolidated financial statements.

Almost 100% of our interest-bearing debt outstanding at December 31, 2004 carried a floating interest rate. Therefore, in the normal course of business we are exposed to changes in short-term interest rates that can create uncertainty and variability in our cash flows. To mitigate this exposure, in September 2001 we entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, we executed another five-year interest rate swap agreement to convert an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 58% of our outstanding interest-bearing debt carries a floating interest rate and the other 42% is effectively at fixed rates as at December 31, 2004. We believe that these interest rate swaps are highly effective in achieving their economic purpose.

Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that we will be able to sufficiently increase our selling prices. In recent years, we have responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain areas.

The geographic breadth of our facilities subjects us to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes.

Our efforts to ensure environmental compliance include the review of our existing operations on an ongoing basis by our own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of our due diligence review prior to completion of acquisitions.

We have not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of our ongoing capital investment program which is primarily designed to improve the efficiency of various manufacturing processes.

We provide credit to our customers in the normal course of business. We perform credit evaluations of our customers and maintain reserves for potential credit losses which, when realized, have been within the range of our expectations. We do not generally require collateral. Our credit risk is minimized by undertaking transactions with a large number of customers in various countries. Our credit risk is further minimized by insuring a significant portion of total trade receivables through the use of credit insurance.

Critical Accounting Policies and Estimates

Our significant accounting policies are disclosed in Note 1 to the audited annual consolidated financial statements. The preparation of these financial statements requires us to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses our more critical accounting policies. These policies are important to the presentation of the operating results and financial position of Masonite and require significant judgment or the use of estimates.

Inventory
We value our inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, we consider such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill
We use the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill as part of the purchase price. Goodwill is not amortized but instead is tested for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. In making this fair value assessment, we rely on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to our judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, any change in estimates can affect the valuation of goodwill.

Intangible Assets
We assign value to intangible assets acquired in business combinations or other forms of acquisitions. The value assigned to intangible assets such as customer relationships, non-compete agreements and order backlogs is determined by estimating future cash flows, determining discount rates, projecting rates of attrition and determining the useful lives of acquired assets. As needed, independent external appraisers are engaged in assisting management to determine the appropriate fair values to be assigned to the intangible assets.

MASONITE INTERNATIONAL CORPORATION

In addition to the valuation of intangible assets, an impairment test is performed at least annually which compares the carrying value of the intangible assets to future undiscounted cash flows. As the estimates of future cash flows and attrition rates used to value the intangible assets are based on future events, any changes from the estimated amounts could have an impact on the annual impairment test and carrying value of the intangible assets.

Income Taxes
Our consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which we conduct business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We have recorded $33 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, we considered such factors as projected future taxable income, the character of the income tax asset and the reversal of future income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets
We periodically evaluate the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors which include operating results, business plans, economic projections and anticipated cash flows. An impairment loss is recognized when the carrying amount of the asset to be held and used exceed the sum of the undiscounted cash flows expected from use. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

MASONITE INTERNATIONAL CORPORATION

Employee Future Benefit Plans
We maintain defined benefit plans and other post-retirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects our best estimates of the pension plans’ expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of its members. These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans’ net assets or net liabilities.

Stock-based Compensation
Effective January 1, 2002, we began accounting for all stock-based payments to non-employees, employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method.

Prior to January 1, 2003, we accounted for employee stock options that were settled by the issuance of common shares as capital transactions and no compensation cost was recorded. Any consideration paid by employees on the exercise of stock options was recorded as share capital. We disclose the pro forma effect of accounting for these employees awards granted after January 1, 2002 as if we had accounted for these employee awards under the fair value method as disclosed in note 11 of the annual audited consolidated financial statements. The estimated fair value was determined using the Black-Sholes option pricing model, and is amortized to income on a straight line basis over the vesting period. The pro-forma effect of awards granted to employees prior to January 1, 2002 have not been included in the pro-forma net income and earnings per share information. Pro-forma compensation cost determined under the fair value method is amortized on a straight line basis over the vesting period.

Effective January 1, 2003, we adopted the revised guidance for stock based compensation, which requires that a fair value method of accounting, as outlined above, to be applied to all stock-based compensation grants to both employees and non-employees, and included in income. We have prospectively applied the fair value method of accounting for stock option awards granted to employees after January 1, 2003, and accordingly, have recorded the compensation expense for such awards.

The determination of our obligations and compensation expense for the plans noted above use several mathematical and judgment factors that include the expected volatility of our common share price, the anticipated life of the option, an estimated risk free rate, and the number of options expected to vest. Any difference in the number of options that actually vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

In 2003 we adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plan for certain key senior executives. Under this plan, the RSUs vest over three years and the DSUs vest immediately, but are payable only on termination of employment or retirement. Both instruments are settled in cash. We record compensation expense for RSUs on a straight-line basis over the three year vesting period and for DSUs immediately. In 2004, we implemented a Full Value Incentive Plan. This plan replaces the one-time grant of RSUs and DSUs that occurred in 2003. Under this plan, 70% of the awards will be RSUs which will be subject to certain performance criteria. These criteria include achieving pre-established earnings per share and return on equity targets for Masonite. The number of RSUs that will eventually vest at the end of the three year term will depend on the achievement of the specified criteria. The number of RSUs issued can be increased by up to 20% if the relevant performance target is exceeded by a pre-determined amount, reduced by 20% if the results are below the relevant target by a pre-determined amount, or cancelled if results are below a minimum threshold. The balance of the awards are DSUs which vest in equal annual instalments over a five year period commencing one year after the grant date. Both instruments are settled in cash. Any significant change in our share price could have an impact on the compensation expense recognized.

Variable Interest Entities
In 2004, we adopted the guidelines under Accounting Guideline 15, “Consolidation of Variable Interest Entities”. The guideline requires consolidation of variable interest entities for which it is deemed to be the primary beneficiary. The determination of whether we are deemed to be the primary beneficiary involves judgements and estimates by management. These judgements involve determining the expected loss and expected returns from the variable interest entity and a discount rate to determine the present value of the expected cash flows. Changes in assumptions used may affect the variability of the expected cash flows.

Recent Accounting Pronouncements:

MASONITE INTERNATIONAL CORPORATION

Included in Note 1 to our audited annual consolidated financial statements is a discussion on recently adopted accounting policies.

Non-GAAP Financial Measures This Management Discussion and Analysis contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Debt to equity ratio is defined as interest-bearing debt, net of cash, divided by shareholders’ equity. EBITDA is defined as earnings before depreciation and amortization; interest; gain (loss) on refinancing, net; other expense (income); income taxes; and non-controlling interest (see table below). EBITDA margin is defined as EBITDA divided by sales.

Reconciliation of Net Income to EBITDA
Years ended December 31 (in millions of United States dollars)

	2004	2003	2002	2001	2000

Net income	$128	$108	$90	$39	$38
Non-controlling interest	7	6	8	5	5
Income taxes	43	34	28	13	15
Other expense (income)	7	3	(1)	1	3
(Gain) loss on refinancing (net)
	—	—	(3)	17	—
Interest	40	35	43	33	23
Depreciation & amortization	64	49	45	35	26

EBITDA	$289	$235	$210	$143	$110

Forward-Looking Statements This Annual Report and other written or oral statements made by us may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, our growth strategy and financial results. Readers must carefully consider any such developments to differ materially from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. We disclaim any responsibility to update these forward-looking statements.

In addition to the information included in this Annual Report, our Annual Information Form can be found on our website at www.masonite.com, and the on the SEDAR website at www.sedar.com.

MASONITE INTERNATIONAL CORPORATION

Quarterly Financial Information (Unaudited)
(in millions of United States dollars)

	First Quarter		Second Quarter
	2004	2003	2004	2003

Sales	$468.0	$402.2	$564.6	$457.0
Net income for the period	$27.7	$20.3	$36.2	$27.3
Net income per share for the period, basic (1)	$0.51	$0.38	$0.66	$0.51
Net income per share for the period, diluted (1)	$0.50	$0.37	$0.65	$0.50

	Third Quarter		Fourth Quarter
	2004	2003	2004	2003

Sales	$597.2	$462.2	$570.2	$455.9
Net income for the period	$36.7	$30.8	$27.3	$29.2
Net income per share for the period, basic (1)	$0.67	$0.57	$0.50	$0.54
Net income per share for the period, diluted (1)	$0.66	$0.56	$0.49	$0.53

(1)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge St. Suite 200 North York, ON M2P 2H3	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA — U.S. REPORTING DIFFERENCE
MASONITE INTERNATIONAL CORPORATION

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1(a) (variable interest entities) to the consolidated financial statements as at December 31, 2004 and 2003 and for the years then ended. Our report to the shareholders dated March 4, 2005, is expressed in accordance with Canadian reporting standards, which does not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Toronto, Canada

March 4, 2005

KPMG, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking

     The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.     Consent to Service of Process

     The issuer has previously filed with the Commission a Form F-X.

EXHIBITS

     The following exhibits are filed as part of this report:

Exhibit	Title
Number

1.	Consent of KPMG LLP

2.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip S. Orsino)

3.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Paul A. Bernards)

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the issuer certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MASONITE INTERNATIONAL CORPORATION
March 4, 2005	By:	/s/ Harley Ulster
Harley Ulster
Executive Vice President, General Counsel and Corporate Secretary

CERTIFICATION

I, Philip S. Orsino, certify that:

1.	I have reviewed this annual report on Form 40-F of Masonite International Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the issuer and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)	disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect the issuer’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: March 4, 2005.

/s/ Philip S. Orsino
Philip S. Orsino
President and Chief Executive Officer

CERTIFICATION

I, Paul A. Bernards, certify that:

1.	I have reviewed this annual report on Form 40-F of Masonite International Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the issuer and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect the issuer’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting; and

Dated: March 4, 2005.

/s/ Paul A. Bernards
Paul A. Bernards
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number            Document

1.	Consent of KPMG LLP

2.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip S. Orsino)

3.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Paul A. Bernards)